   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 30, 1997



                                                      REGISTRATION NO. 333-34123

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           T&W FINANCIAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          WASHINGTON                        6159                        91-1844249
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER)        IDENTIFICATION NO.)

      6416 PACIFIC HIGHWAY EAST, TACOMA, WASHINGTON, 98424, (253) 922-5164 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                   MICHAEL A. PRICE, CHIEF EXECUTIVE OFFICER

      6416 PACIFIC HIGHWAY EAST, TACOMA, WASHINGTON, 98424, (253) 922-5164 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                WITH COPIES TO:

                 JAMES E. TOPINKA, ESQ.               TODD H. BAKER, ESQ.
                   GRAHAM & JAMES LLP             GIBSON, DUNN & CRUTCHER LLP
              ONE MARITIME PLAZA, SUITE 300    ONE MONTGOMERY STREET, SUITE 3100
                SAN FRANCISCO, CALIFORNIA          SAN FRANCISCO, CALIFORNIA
                        94111-3492                        94104-4505
                TELEPHONE: (415) 954-0200          TELEPHONE: (415) 393-8200

                            ------------------------

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 1997


                                2,560,000 SHARES
                        LOGO - T&W FINANCIAL CORPORATION
                                  COMMON STOCK
                            ------------------------

     Of the 2,560,000 shares of common stock (the "Common Stock") offered hereby (the "Offering"), 2,200,000 shares are being sold by T&W Financial Corporation ("T&W" or the "Company") and 360,000 shares are being sold by selling shareholders (the "Selling Shareholders"). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders.

     Prior to this Offering, there has been no public trading market for the Common Stock, and there can be no assurance that any active trading market will develop. It is currently anticipated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for information relating to the determination of the initial public offering price.

     Application will be made to list the Common Stock for quotation on the Nasdaq National Market ("Nasdaq") under the symbol "TWFC."

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8 HEREOF FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF SHARES OF COMMON STOCK.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

======================================================================================================
                                                                                         PROCEEDS
                                   PRICE TO        UNDERWRITING       PROCEEDS TO       TO SELLING
                                    PUBLIC          DISCOUNT(1)       COMPANY(2)       SHAREHOLDERS
------------------------------------------------------------------------------------------------------
Per Share.....................         $                 $                 $                 $
------------------------------------------------------------------------------------------------------
Total(3)......................         $                 $                 $                 $
======================================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other information.

(2) Before deducting expenses of the Offering payable by the Company estimated at $700,000.

(3) The Company has granted the Underwriters an option, exercisable from time to time within 30 days from the date hereof, to purchase up to 384,000 additional shares of Common Stock at the Price to Public per share, less the Underwriting Discount, solely for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total Price to
    Public, Underwriting Discount and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."

     The shares of Common Stock are offered by the Underwriters when, as and if delivered to and accepted by them, subject to their right to withdraw, cancel or reject orders in whole or in part and subject to certain other conditions. It is expected that delivery of certificates representing the shares of Common Stock
will be made against payment on or about                  , 1997 at the office
of Oppenheimer & Co., Inc., Oppenheimer Tower, World Financial Center, New York, New York 10281.
                            ------------------------


OPPENHEIMER & CO., INC.                       PRUDENTIAL SECURITIES INCORPORATED


               The date of this Prospectus is             , 1997

                             ADDITIONAL INFORMATION


     The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the offer and sale of Common Stock pursuant to this Prospectus. This Prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto in accordance with the rules and regulations of the Commission and reference is hereby made to such omitted information. Statements made in this Prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contracts, agreements or documents. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed with the Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. The Registration Statement and other information filed by the Company with the Commission are also available at the web site maintained by the Commission on the World Wide Web at http://www.sec.gov. For further information pertaining to the Company and the Common Stock offered by this Prospectus, reference is made to the Registration Statement.


     The Company intends to furnish its shareholders with annual reports containing financial statements audited by its independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Prospective purchasers of shares of Common Stock offered hereby should carefully consider the factors set forth under "Risk Factors." Unless otherwise specified, the information in this Prospectus assumes that the Underwriters do not exercise the overallotment option described herein under "Underwriting." Unless the context otherwise requires, (i) the information set forth in this Prospectus gives effect to the proposed transactions described herein under "The Restructuring" (the "Restructuring"), and (ii) the terms "Company" and "T&W" mean T&W Financial Corporation, its predecessors and its affiliates after giving effect to such transactions.

                                  THE COMPANY

     T&W Financial Corporation is a specialized commercial finance company that provides equipment financing, principally in the form of leases, to small and medium-sized businesses. The Company originates leases through direct relationships with selected leading equipment manufacturers, distributors and industry cooperatives ("Equipment Providers") that generally offer the Company's leasing services as a preferred method of financing equipment sales. The Company also originates leases through referrals from financial institutions and other lessors. The Company is a "credit lender" and, as such, its underwriting policies and procedures focus on the creditworthiness of the lessee rather than the value of the equipment financed. The Company concentrates on "prime credits," which it defines as lessees that have been under the same ownership for at least 10 years and have a record of meeting their financial obligations. T&W has been continuously engaged in the leasing business since 1976, and as of June 30, 1997, the Company's portfolio of leases serviced totaled $174.7 million and included over 7,200 leases.

     The Company focuses on financing equipment with a purchase price of less than $250,000 ("small ticket" equipment leases) in various industries, including fast food franchises, independent grocery stores, funeral homes, hospitality, liquid waste disposal and horticulture. As of June 30, 1997, these six industries accounted for approximately 46.2% of the Company's portfolio of leases serviced. The Company finds these industries attractive because lessees in these industries generally have credit characteristics favored by the Company and the equipment financed is generally not subject to obsolescence within the lease term. By utilizing dedicated marketing teams to service and expand its penetration within a particular industry, the Company is able to develop long-term relationships with Equipment Providers, which generates a continuing source of new lease originations. The Company maintains a diversified portfolio in order to minimize its credit exposure to any single industry or individual lessee. As of June 30, 1997, no single industry accounted for more than 12.2% of the Company's portfolio of leases serviced and no single lessee accounted for more than 3% of its portfolio of leases serviced. The average annualized yield on the Company's portfolio of leases serviced for the six months ended June 30, 1997 was 12.7%. For leases originated in the first six months of 1997, the average contractual yield was 12.4%, the average term was 44 months and the average equipment cost was $39,200.


     In recent years, the Company has achieved strong growth in lease originations and net income. The Company's lease originations increased from $9.8 million for 1992 to $80.6 million for 1996; lease originations increased from $31.4 million for the six months ended June 30, 1996, to $49.2 million for the comparable period for 1997. The Company's net income increased from $1.2 million for 1992 to $5.8 million for 1996; net income increased from $2.4 million for the six months ended June 30, 1996, to $3.2 million for the comparable period for 1997. The Company's pro forma net income (after giving effect to the Restructuring) was $3.2 million for 1996 and $1.7 million for the six months ended June 30, 1997. See "The Restructuring." A key element of the Company's growth has been its access to funding, principally through securitizations. Through June 30, 1997, the Company has raised $196.9 million through securitizations. Prior to 1997, the Company structured such securitizations as financings for financial reporting purposes. Beginning in 1997, the Company has structured such securitizations as sales for financial reporting purposes, in accordance with the new accounting standard for the transfer of financial assets (Statement of Financial Accounting Standard ("SFAS") No. 125).

     Leasing represents a large and growing source of financing for businesses. According to the Equipment Leasing Association of America (the "ELA"), the financing of capital equipment by businesses through leasing increased from approximately $122 billion in 1992 to approximately $169 billion in 1996. The Company believes that "small ticket" equipment leasing is one of the most rapidly growing segments of the industry primarily due to: (i) the increasing acceptance of leasing by small and medium-sized businesses as a means of financing the acquisition of capital equipment; (ii) the consolidation of the banking industry, which has led to diminished service to small and medium-sized businesses; and (iii) the recognition by small and medium-sized businesses that specialized commercial finance companies such as T&W can provide faster and more direct service than traditional financial institutions.

     The Company attributes its strong financial performance to adherence to a consistent operating strategy. The Company's operating strategy is to: i) provide on-going, high quality service and support to Equipment Providers and lessees; ii) maintain strong credit quality; iii) access low-cost funding through securitizations; and iv) maintain efficient operations and relatively low overhead costs. The Company believes that its operating strategy provides multiple opportunities for continued growth. The Company's growth strategy is to: i) finance additional types of equipment in industries it currently serves;
ii) develop strategic alliances with leading Equipment Providers to finance a higher share of their equipment sales; iii) continue expansion within its existing industries throughout the United States and Canada; iv) generate additional equipment and non-equipment financing from its existing lessees and from referral sources; v) pursue selected acquisitions of other companies to expand in existing and enter into new industries; and vi) develop relationships in new industries. As part of its expansion strategy, in June 1997, the Company acquired the assets of Commercial Capital Corporation ("Commercial Capital"), a specialized commercial lease finance company located near Kansas City, Missouri.

     After the Restructuring, T&W Financial Corporation will become the manager of, and will own an 85% membership interest in, T&W Financial Services Company L.L.C., a recently formed Washington limited liability company (the "LLC"). The remaining 15% membership interest in the LLC will be owned by a limited liability company owned by the senior management of the Company. The LLC will conduct all of the Company's leasing business. As a result of the Restructuring, the Company will become subject to income taxes. See "Summary Combined Financial and Operating Data," "The Restructuring" and "Certain Transactions -- T&W Funding Company VI, LLC."

     The principal executive office of the Company is located at 6416 Pacific Highway East, Tacoma, Washington, 98424, and its telephone number is (253) 922-5164.

                                  THE OFFERING

Common Stock offered by the Company.........    2,200,000 shares
Common Stock offered by the Selling
  Shareholders..............................    360,000 shares(1)
Common Stock outstanding after the
  Offering..................................    8,000,000 shares(2)
Use of proceeds.............................    For the repayment of certain bank and
                                                affiliate lines of credit and for general
                                                corporate purposes, including working
                                                capital to fund expansion of its leasing
                                                business. See "Use of Proceeds."
Proposed Nasdaq symbol......................    "TWFC"

---------------

(1) The Selling Shareholders intend to use substantially all of their proceeds to repay certain obligations to the Company. See "Certain
    Transactions -- Certain Relationships Terminating at Closing."

(2) Excludes 1,000,000 shares of Common Stock reserved for issuance upon exercise of options under the Company's 1997 Stock Option Plan; 100,000 shares of Common Stock reserved for issuance under the Company's 1997 Employee Stock Purchase Plan; 10,000 shares of Common Stock reserved for issuance pursuant to the Company's 1997 Director Stock Grant Plan; and 13,700 shares of Common Stock to be awarded to employees of the Company following the Offering. No options or shares of Common Stock are currently outstanding under such plans but the Company has the obligation to grant options at the initial public offering price for 22,000 shares of Common Stock to each of James R. Neese and Larry E. Rice as a result of the Commercial Capital acquisition. See "Business -- Recent Acquisition" and "Management -- Benefit Plans."

                 SUMMARY COMBINED FINANCIAL AND OPERATING DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                      SIX MONTHS
                                              YEAR ENDED DECEMBER 31,               ENDED JUNE 30,
                                    --------------------------------------------   ----------------
                                     1992     1993     1994     1995      1996      1996    1997(1)
                                    ------   ------   ------   -------   -------   ------   -------
INCOME STATEMENT DATA:
Revenues:
  Lease contract revenue........... $3,162   $4,286   $7,132   $10,621   $16,834   $6,944    $7,298
  Gain on sale of leases...........     --       --       --        --        --       --     3,448(2)
  Fee income.......................    976      567      607     1,364     2,067    1,099       134
  Servicing and other income.......    344      256      292       555       595      517       738
                                    ------   ------   ------    ------    ------   ------    ------
          Total revenues...........  4,482    5,109    8,031    12,540    19,496    8,560    11,618
                                    ------   ------   ------    ------    ------   ------    ------
Expenses:
  Interest expense.................  1,490    1,577    2,589     4,513     6,434    2,911     3,726
  Compensation and related
     expenses......................    814      948    1,484     1,796     2,859    1,305     1,986
  Amortization of initial direct
     costs.........................    337      640      848     1,302     1,893      854     1,222
  Provision for credit losses......    107      172      223       621     1,137      345       402
  Other general and administrative
     expenses......................    507      627      601       807     1,345      757     1,073
                                    ------   ------   ------    ------    ------   ------    ------
          Total expenses...........  3,255    3,964    5,745     9,039    13,668    6,172     8,409
                                    ------   ------   ------    ------    ------   ------    ------
Net income......................... $1,227   $1,145   $2,286    $3,501    $5,828   $2,388    $3,209
                                    ======   ======   ======    ======    ======   ======    ======
PRO FORMA AMOUNTS(3):
  Income before minority interest
     and income taxes..............                                       $5,828             $3,209
  Minority interest................                                         (874)              (481)
                                                                          ------             ------
  Income before income taxes.......                                        4,954              2,728
  Provision for income taxes.......                                       (1,783)              (982)
                                                                          ------             ------
  Net income.......................                                       $3,171             $1,746
                                                                          ======             ======
  Net income per share.............                                        $0.55              $0.30
  Weighted average number of shares
     of Common Stock and Common
     Stock equivalent shares
     outstanding...................                                        5,800              5,800

---------------

(1) Includes operating results relating to Commercial Capital for the period since its acquisition on June 2, 1997. See "Business -- Recent Acquisition."

(2) Beginning in 1997, the Company has structured its securitizations as sales for financial reporting purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

(3) Pro forma operating results reflect adjustments to historical results as of the beginning of the periods presented for (a) the inclusion of a 15% minority interest in the LLC in connection with the Restructuring and (b) income taxes as if the Company had been treated as a taxable entity rather than an affiliated group of pass-through entities. See "The Restructuring" and Notes to the T&W Financial Corporation and Affiliates Financial Statements.

                 SUMMARY COMBINED FINANCIAL AND OPERATING DATA
                             (DOLLARS IN THOUSANDS)

                                                         DECEMBER 31,                   JUNE 30, 1997(1)
                                                -------------------------------     -------------------------
                                                 1994        1995        1996        ACTUAL      PRO FORMA(2)
                                                -------     -------     -------     --------     ------------
BALANCE SHEET DATA:
Cash and cash equivalents.....................   $4,145      $4,323      $8,064       $8,861         $8,861
Net investment in leases......................   56,060      90,359     135,087      103,890        103,890
Total assets..................................   61,242      96,051     144,437      124,180        124,180
Notes payable -- recourse.....................   11,481       8,833      32,272       17,659         17,659
Notes payable -- non-recourse.................   36,014      67,686      89,975       80,804         80,804
Total liabilities.............................   53,775      86,501     134,140      112,016        115,516
Shareholders' equity..........................    7,467       9,550      10,297       12,164
Pro forma deferred income tax liability.......                                                        3,500
Pro forma minority interest...................                                                        1,825
Pro forma shareholders' equity................                                                        6,839

                                                                                          AT OR FOR THE SIX
                                              AT OR FOR THE YEAR                               MONTHS
                                              ENDED DECEMBER 31,                           ENDED JUNE 30,
                           --------------------------------------------------------     ---------------------
                            1992        1993        1994        1995         1996         1996         1997
                           -------     -------     -------     -------     --------     --------     --------
OPERATING DATA:
Lease financing
  receivables originated:
  Number of contracts....      711         993       1,488       1,370        3,630        2,609        1,257
  Lease
    originations(3)......   $9,833     $21,703     $34,290     $55,348      $80,638      $31,370      $49,245
Leases serviced:
  Number of contracts....    1,610       2,554       3,517       4,086        6,983        6,349        7,255
  Portfolio of leases
    serviced(4)..........  $21,649     $38,436     $61,797     $97,772     $148,086     $119,156     $174,729
  Average portfolio
    yield(5).............     19.8%       16.3%       16.1%       14.7%        15.2%        14.2%        12.7%(6)
Credit quality
  statistics:
  Delinquencies as a
    percentage of
    portfolio of leases
    serviced
    31-60 days...........     4.40%       2.50%       2.52%       1.50%        2.89%        2.48%        1.19%
    61-90 days...........     1.40%       0.31%       0.42%       0.86%        1.38%        0.71%        1.24%
    91-120 days..........     0.47%       0.10%       0.15%       0.78%        0.32%        0.63%        0.98%
    Over 120 days........       --        0.99%       0.90%         --         1.04%        0.60%        0.96%
                           -------     -------     -------     -------     --------     --------     --------
         Total...........     6.27%       3.90%       3.99%       3.14%        5.63%        4.42%        4.37%
  Net charge-offs(7).....     0.36%       0.09%       0.02%       0.39%        0.64%        0.09%        0.27%

---------------

(1) Includes assets and liabilities of Commercial Capital.

(2) Pro forma balance sheet data reflects adjustments to historical amounts for
    (a) the inclusion of a 15% minority interest in the LLC in connection with the Restructuring, and (b) estimated deferred income tax liabilities as if the Company had been treated as a taxable entity rather than an affiliated group of pass-through entities. See "The Restructuring" and Notes to the T&W Financial Corporation and Affiliates Financial Statements.

(3) Represents the equipment cost (or the acquisition cost in the case of Commercial Capital) for leases originated during the period.

(4) Represents the aggregate of minimum lease payments, excluding residual values, under all leases serviced by the Company and either held as direct financing leases or sold.

(5) Represents the average yield recognized during the period for the portfolio of leases serviced.

(6) Represents the average yield recognized during the period for the portfolio of leases serviced, determined on a basis as if all securitizations in 1997 had been structured as financing transactions. Yield does not give effect to revenues or leases attributable to Commercial Capital. During the six months ended June 30, 1997, the Company's average estimated residual income inherent in lease contracts has decreased from prior years, causing a decrease in total yield.

(7) Represents charge-offs (reduced by recoveries), divided by the respective period's average minimum lease payments, including residuals, under all leases serviced in the Company and either held as direct financing leases or sold. Interim data is provided on an annualized basis.

                                  RISK FACTORS

     Investment in the Common Stock offered hereby involves a high degree of risk, including the risks described below. Prospective investors should carefully consider the risk factors set forth below, as well as other information included in this Prospectus before making an investment decision concerning the Common Stock.

     This Prospectus contains certain "forward-looking statements" which represent the Company's expectations or beliefs, including, but not limited to, statements concerning industry performance and the Company's operations, performance, financial condition, prospects, growth and strategies. For this purpose, any statements contained in this Prospectus except for historical information may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond the Company's control, and actual results may differ materially depending on a variety of important factors, including those described below in this "Risk Factors" section and elsewhere in this Prospectus.

LIQUIDITY AND CAPITAL RESOURCES

     The Company requires a substantial amount of cash to implement its business strategy, including, without limitation, cash to: (i) finance the purchase of equipment that it leases; (ii) pay the fees and expenses incurred in the securitization of leases; (iii) pay the fees and interest expense under its bank lines of credit; (iv) pay operating expenses; and (v) satisfy working capital requirements. These cash requirements will increase as the Company's lease originations increase. No assurance can be given that the Company will have access to the capital markets in the future for equity or debt issuances or for securitizations or that financing through bank lines of credit or other means will be available on acceptable terms to satisfy the Company's cash requirements. The Company's inability to access the capital markets or obtain acceptable financing could have a material adverse effect on the Company's results of operations, financial condition and prospects. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

DEPENDENCE ON SECURITIZATIONS

     GENERAL. The Company finances a majority of its lease originations utilizing securitizations. The Company has utilized several structures in its securitizations. The Company's current lease securitization structure is a commercial paper based conduit facility in which the Company contributes its leases (including related residuals) to a special purpose limited liability entity. Such entity sells the leases to an owner trust and the owner trust then sells certificates backed by the leases to an unaffiliated special purpose corporate entity which administers a multi-seller commercial paper conduit facility. Beginning in 1997, the gain on the sale of such leases represented a significant portion of the Company's revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and
"-- Liquidity and Capital Resources."

     RELIANCE ON SECURITIZATION MARKET. The Company is dependent on securitizations to generate cash proceeds for repayment of advances under its bank lines of credit and for working capital. Several factors affect the Company's ability to complete securitizations of its leases, including conditions in the securities markets generally, conditions in the asset-backed securities markets specifically, the credit quality and performance of the Company's portfolio of leases serviced, compliance of the Company's leases with the eligibility requirements established by the securitization documents and rating agencies, the Company's ability to adequately service its portfolio of leases and the absence of any material downgrading or withdrawal of ratings given to certificates. A reduction in the demand for the Company's leases in the securitization market or an adverse change in the terms of the Company's securitizations could limit or eliminate the Company's ability to securitize leases profitably and could have a material adverse effect on the Company's financial condition, results of operations and prospects.

     POTENTIAL CHANGE IN SECURITIZATION RECEIVABLE. The Company sells each pool of leases for a price equal to the present value of future cash flows, including guaranteed residuals. Upon sale, the Company receives in cash a substantial portion of the present value of future cash flows, with the remaining balance held by the owner trust. Any such amount is included on the Company's balance sheet as the securitization receivable. Recourse to the Company in such sales is limited to the extent of the securitization receivable with respect to the leases sold. The Company retains the servicing rights and responsibilities for each pool of leases sold and receives as compensation normal servicing fees over the life of such leases.

     The securitization receivable is reduced by an allowance, which is estimated by the Company to be adequate to cover future credit losses. No allowance is made for estimated prepayments, which historically have been insignificant due to the non-cancelable nature of the leases. The Company evaluates the carrying value of the securitization receivable for each sale transaction at the end of each reporting period in light of actual credit loss experience of the underlying leases sold. The actual rate of credit losses is influenced by a variety of economic and other factors, including, without limitation, general economic conditions and business competition. See
" -- Dependence on Creditworthiness of Lessees and Portfolio Performance." Consequently, there can be no assurance that the actual rate of credit losses on the leases sold in the Company's securitizations will not exceed the Company's estimates or historical experience. If the actual rate of credit losses is higher than the Company's estimates, the Company will recognize an expense to reduce the carrying value of the securitization receivable. The Company believes that there is no active market for the sale of its securitization receivable.

     There can be no assurance that future changes in the Company's securitization structure or future actual credit loss levels will not have a material adverse effect on the Company's financial condition, results of operations and prospects. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     RELIANCE ON CREDIT ENHANCEMENTS. In order to gain access to the securitization market, the Company has relied on credit enhancements provided by monoline insurance carriers to guarantee the certificates issued by the owner trust to enable it to obtain an investment grade rating for such certificates. The cost of such credit enhancement results in a reduction in the gain on sale of leases sold in a securitization. Any substantial reduction in the size or availability of the securitization market for the Company's leases or the unwillingness of insurance companies to guarantee the certificates issued by the owner trust could have a material adverse effect on the Company's financial condition, results of operations and prospects.

     The documents governing some of the Company's securitizations require the Company to build over-collateralization levels through retention of a portion of the future cash flows and the application thereof to reduce the principal balances of the certificates issued by the owner trust or to create reserve funds. Such over-collateralization levels are pre-determined by the insurance company issuing the guarantee of the certificates and are a condition to obtaining an investment grade rating thereon. The application of a portion of future cash flows to collateral causes the aggregate principal amount of the leases and cash in the related lease pool to exceed the aggregate principal balance of the certificates. Such excess amounts serve as a credit enhancement for the owner trust and fund losses realized on leases held by such owner trust. Accordingly, the Company continues to be subject to risks of delinquencies and charge-offs following the sale of leases through securitizations to the extent that cash flows are required to be retained or applied by the owner trust. In addition, such retention slows and in some circumstances reduces over the life of the related securitization, the flow of cash to the Company.


     NO RECOURSE TO LEASES SECURITIZED. The Company is the originator and servicer of the leases that it securitizes. However, legal and beneficial ownership of securitized leases is held by the special purpose limited liability entity and owner trust and such leases serve as collateral for the certificates issued by the owner trust to the commercial paper conduit entity. The assets of the special purpose limited liability entity and owner trust are not available to pay creditors of the Company. Such leases are no longer owned by the Company, and the Company's interest in such assets is limited to the amount of the securitization receivable and servicing fees.

DEPENDENCE ON BANK FINANCING

     The Company uses bank lines of credit to fund leases pending inclusion in the Company's securitizations and to fund leases for retention in the Company's owned portfolio. Borrowings under the lines of credit are repaid with the proceeds received by the Company from securitizations and revenue received by the Company from leases. The Company will seek to obtain replacement or additional sources of financing as its current lines of credit expire or become fully utilized. However, there can be no assurance that such replacement or additional financing will be available to the Company on favorable terms. The inability of the Company to replace its existing credit facilities or to arrange new credit facilities could have a material adverse effect on the Company's financial condition, results of operations and prospects. See "Management's Discussion and Analysis of Results of Operations and Financial
Condition -- Liquidity and Capital Resources."

INTEREST RATE RISK

     The Company's profitability is largely determined by the difference or spread between the effective interest charged by the Company under its leases and the interest paid by the Company under its lines of credit and securitizations. The leases underwritten by the Company typically require payments to be made by the lessee over a one to seven-year term at a fixed rate of interest that is determined by rates prevailing in the market at the time of lease approval. The Company finances the purchase of equipment that it leases primarily through lines of credit and the securitization of pooled leases. All of such lines of credit and certain of such securitizations require payments by the Company at variable rates of interest that are subject to frequent adjustment to reflect rates prevailing in the market for short-term borrowings. Accordingly, an increase in interest rates due to inflation or other causes could have a material adverse effect on the Company's financial condition, results of operations and prospects by reducing or eliminating the spread between the interest charged by the Company under its leases and the interest paid by the Company under its credit facilities and variable rate securitizations. Moreover, an increase in interest rates may cause the Company to raise the rate of interest that it charges to lessees, thereby reducing the demand for the Company's lease products. In addition, until the Company securitizes its leases, it may fund the purchase of equipment and other costs of such leases from lines of credit and working capital. An increase in interest rates could have a material adverse effect on the Company's financial condition, results of operations and prospects by reducing the gain on sale recognized by the Company in future securitizations. The Company has entered into interest rate collar agreements to hedge against the risk of significant increases in interest rates. However, such hedging activities limit the Company's ability to participate in the benefits of lower interest rates. In addition, there can be no assurance that such hedging activities will adequately insulate the Company from interest rate risks. See "-- Dependence on Securitizations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company discounts the estimated future cash flows related to the securitization receivable at a discount rate that it believes is consistent with the required risk-adjusted rate of return to an independent third-party purchaser of the securitization receivable. If prevailing interest rates rise, the required discount rate might also rise, thus potentially reducing the gain on sale in future securitizations.

REDUCTION IN YIELD

     As the Company grows, it is increasingly competing for somewhat larger leases and leases with larger customers or groups of customers. The market for such leases is more rate competitive than the Company's traditional leasing business. Such factors have reduced and may in the future reduce the yield obtained by the Company under its portfolio of leases serviced. See
"-- Competition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

MANAGEMENT OF GROWTH

     In recent years, the Company has expanded its business and experienced significant growth in lease originations and in its portfolio of leases serviced. In light of this growth, the historical performance of the Company's earnings may be of limited relevance in predicting future performance. Any credit or other problems associated with the larger volume of leases originated in recent periods will not become apparent until sometime in the future. Moreover, the Company's ability to sustain continued growth is largely dependent on its capacity to market, underwrite and service increasing volumes of leases with acceptable yields and strong credit quality, and to maintain access to low-cost funding through securitizations. Accomplishing this on a cost-efficient basis will require the Company to increase its management, financial and administrative resources, to make significant investments in technology to support higher volumes of leases, to maintain high quality service in response to competitive conditions, and to hire, train, supervise and manage new employees. There can be no assurance that the Company will manage recent or future growth effectively or that it will be successful in implementing technological improvements or identifying, attracting and retaining qualified personnel. The Company's failure to market its lease products effectively, to maintain a portfolio with strong credit quality, to provide a high quality of service and support or to maintain access to low-cost funding through securitizations could have a material adverse effect on the Company's financial condition, results of operations and prospects.

     The Company's recent growth is not necessarily indicative of future results and the Company may not maintain its historical rate of growth. The Company's growth strategy is to: i) finance additional types of equipment in existing industries; ii) develop strategic alliances with leading Equipment Providers to finance a higher share of their equipment sales; iii) continue expansion within its existing industries throughout the United States and Canada; iv) generate additional equipment and non-equipment financing from its existing lessees and from referral sources; v) pursue selected acquisitions of other companies to expand in existing and enter into new industries; and vi) develop relationships in new industries. See "Business -- Growth Strategy." The Company's failure to achieve any or all of these goals could impair the Company's ability to grow and have a material adverse effect on its financial condition, results of operations and prospects.

DEPENDENCE ON CREDITWORTHINESS OF LESSEES AND PORTFOLIO PERFORMANCE

     The Company focuses on financing "small ticket" equipment leases to small and medium-sized businesses. Leases to small and medium-sized businesses may entail a greater risk of non-performance and higher delinquencies and losses than leases with larger lessees with greater financial resources. Although the Company utilizes a credit grading model and conducts an independent credit investigation of each lease applicant, no assurance can be given that its underwriting guidelines will afford adequate protection against payment delinquencies and charge-offs. In addition, despite careful underwriting the Company may be subject to fraudulent acts by lessees. See "Business -- Legal Proceedings." An increase in payment delinquencies and charge-offs would negatively impact the Company's revenues. The failure by lessees to comply with the terms of their leases would also result in the inability of such leases to qualify to serve as collateral under the Company's bank lines of credit or as part of the lease pool under the Company's securitizations, which could have a material adverse effect on the Company's liquidity. In addition, an increase in payment delinquencies and chargeoffs in excess of the levels estimated by management in determining the Company's allowance for credit losses could cause losses resulting from a write-down of the carrying value of the Company's securitization receivable and limit or eliminate the Company's ability to obtain institutional financing and effect securitizations, any of which would have a material adverse effect on the Company's financial condition, results of operations and prospects. See "-- Dependence on Securitizations" and "Business -- Collection Procedures and Policies."

POTENTIAL CONFLICTS OF INTEREST BETWEEN THE COMPANY AND CERTAIN AFFILIATES

     Michael A. Price, Thomas W. Price, Paul B. Luke and Kenneth W. McCarthy, Jr. own all of the membership interests of P.L.M. Consulting Group, L.L.C. ("PLM"). PLM provides consulting services to, and holds certain investments in, other companies, including companies in the specialized commercial finance industry. Michael A. Price, Thomas W. Price and PLM also own all of the membership interests of T&W Funding Company VI, LLC ("Funding Company VI").

     The Company has had, and subsequent to the Offering will continue to have, certain relationships with Funding Company VI, PLM and their principals. For example, the Company and Michael A. Price are parties to a lease agreement pursuant to which the Company leases its current headquarters and related real property from Mr. Price. Although such lease expires in December 1997, the Company intends to enter into new lease agreements with Mr. Price pursuant to which the Company would lease its new headquarters on the same premises, as well as its existing facilities from Mr. Price. See "Business -- Properties" and "Certain Transactions -- Officers and Directors." The Company and PLM are parties to a management services arrangement pursuant to which PLM provides management, accounting, financial and other advisory services to the Company. Although such arrangement will be terminated upon the closing of the Offering, the Company has entered into another agreement with PLM, effective upon the closing of the Offering, pursuant to which PLM would provide the Company with the services of Michael A. Price, Thomas W. Price, Paul B. Luke and Kenneth W. McCarthy, Jr. to act as executive officers of the Company. See "Management -- Executive Compensation" and "Certain Transactions -- P.L.M. Consulting Group, L.L.C."

     PLM and its principals also hold investments in certain businesses which have had, and subsequent to the Offering will continue to have, certain relationships with the Company. For example, PLM owns a significant part of Universal Metering L.L.C. ("Universal Metering") which is in the business of selling water meter installation, reading and maintenance services to residential and commercial properties. The Company and Universal Metering are parties to a letter of intent pursuant to which the Company and Universal Metering would enter into an agreement under which the Company would lease certain water meter equipment to the owners or operators of such properties. In addition, PLM owns substantially all of a business that owns and operates an independent grocery store located in the Seattle area which leases certain equipment from the Company. Michael A. Price and Thomas W. Price also own a significant part of a consulting and financial services business which leases certain computer equipment from the Company. See "Certain Transactions -- P.L.M. Consulting Group L.L.C." and "-- Officers and Directors."

     As a result of the Restructuring, T&W Financial Corporation will own 85% of the membership interests of T&W Financial Services L.L.C. (the "LLC") and Funding Company VI will own the remaining 15% of the membership interests of the LLC. Profits and losses of the LLC will be allocated to T&W Financial Corporation and Funding Company VI in accordance with their respective ownership of the LLC; however, 99% of the deductions or losses associated with secured lines of credit or other recourse liabilities of the LLC will be allocated to Funding Company VI, whose principals will guarantee such liabilities. See "The Restructuring" and "Certain Transactions -- T&W Funding Company VI, LLC."

     Such arrangements and agreements have not been negotiated on an arm's length basis and may not represent the terms that would have been negotiated with unaffiliated third parties. In addition, such relationships may give rise to potential conflicts of interest between the Company and certain of its directors and officers. Pursuant to policies adopted by the Company's Board of Directors, any contract or other transaction entered into by the Company with respect to which one or more of its directors or officers has a material financial interest, or between the Company and any business in which one or more of its directors or officers has a material financial interest, must be approved by a majority of the disinterested directors of the Company with respect to such transaction. In addition, if a business opportunity arises through one of the Company's affiliates, such as Funding Company VI or PLM, which the Company could reasonably have an interest in pursuing, such opportunity will be offered first to the Company. There can be no assurance that such policies will always be successful in eliminating or reducing the influence of potential conflicts of interest. Notwithstanding such policies, decisions could be made that fail to reflect fully the interests of all shareholders of the Company.

RESIDUAL VALUE RISK

     The Company retains a residual interest in the equipment covered by substantially all of its leases. The residual interest is equal to the estimated fair market value of the equipment at the end of the contract term of the lease and is reflected as an asset on the Company's balance sheet. The Company's results of operations depend, to some degree, upon its ability to realize these residual values. Realization of residual values depends on many factors that are outside the Company's control, including general market conditions at the time of expiration of the lease, any unusual wear and tear on, or use of, the equipment, the cost of comparable new equipment, the extent, if any, to which the equipment has become technologically or economically obsolete during the contract term and the effects of any additional or amended government regulations. Generally, the

Company requires the lessee and its owners to guarantee that the Company will receive a specified amount of proceeds upon sale of the underlying equipment at the end of the lease term. If, upon the expiration of a lease, the Company sells or refinances the underlying equipment and the amount realized is less than the recorded residual value of such equipment, a loss reflecting the difference will be recognized unless the deficiency is recovered from the lessee. However, no assurance can be given that the Company will be able to recover any deficiency under such guarantees. Any failure by the Company to realize aggregate recorded residual values could have a material adverse effect on its financial condition, results of operations and prospects. See "Business -- Terms of Equipment Leases."

ACQUISITION RISKS

     One of the components of the Company's growth strategy is the selected acquisition of other equipment leasing companies. The inability of the Company to identify suitable acquisition candidates or to complete acquisitions on reasonable terms could adversely affect the Company's ability to grow its business. In addition, any acquisition made by the Company may result in potentially dilutive issuances of equity securities, the incurrence of additional debt and the amortization of expenses related to goodwill and other intangible assets. The Company also may experience difficulties in the assimilation of the operations, services, products and personnel of acquired companies, an inability to sustain or improve the historical revenue levels of acquired companies, the diversion of management's attention from ongoing business operations and the potential loss of key employees of such acquired companies. Any of the foregoing could have a material adverse effect on the Company's financial condition, results of operations and prospects. The Company currently has no agreements with regard to potential acquisitions and there can be no assurance that future acquisitions will be consummated. See
"Business -- Recent Acquisition."

GENERAL ECONOMIC RISKS

     The Company's business could be affected by general economic conditions in the United States, and any sustained period of economic slowdown or recession could materially adversely affect the Company's financial condition, results of operations and prospects. The risks to which the Company's business is subject may become more acute during an economic slowdown or recession because the ability of lessees to make lease payments or honor guarantees may be impaired, resulting in increased credit losses. In addition to reducing or eliminating spreads and potentially requiring a writedown of the Company's securitization receivable, increased credit losses may impair the Company's access to the securitization and bank financing markets. Reduced levels of demand for equipment in a slowdown or recession may also result in reduced lease originations by the Company.

VARIABLE QUARTERLY RESULTS

     The Company's quarterly operating results have fluctuated in the past, and are expected to continue to fluctuate in the future, principally as a result of the timing and size of its securitizations, the interest rate on the securities issued in its securitizations, seasonal or other variations in the size or volume of leases originated by the Company, the spread between the effective interest charged by the Company under its leases and the interest paid by the Company under its bank lines of credit and securitizations, the effectiveness of the Company's hedging strategies, the degree of competition in the "small ticket" equipment leasing market and general economic conditions. Accordingly, the Company's operating results for any one quarter or combination of quarters should not be relied upon as being indicative of the Company's operating results for future periods.

COMPETITION

     The "small ticket" equipment leasing market is highly competitive. The Company competes with a number of national, regional and local finance companies, Equipment Providers that provide financing for the sale or lease of equipment themselves and traditional financial services companies, such as commercial banks and savings and loan associations, many of which possess substantially greater financial, marketing and operational resources than the Company. In addition, the Company's competitors and potential competitors include many larger, more established companies that may have a lower cost of funds than the Company and access to capital markets and to other funding sources that may be unavailable to the Company.

RELATIONSHIPS WITH EQUIPMENT PROVIDERS

     The Company relies to a significant degree upon its established business relationships with Equipment Providers as a source of new lease originations. The Company does not have formal agreements with any Equipment Providers and no assurance can be given that such relationships will continue. The discontinuance of the relationship with one or more Equipment Providers could reduce the volume of new leases that the Company is able to originate, which could have a material adverse effect on the Company's financial condition, results of operations and prospects. See "Business -- Marketing."

     The Company is also subject to certain inherent business risks. For example, although the Company does not warrant the condition or performance of equipment that it leases and is not responsible for the servicing or repair of such equipment, the bankruptcy or other failure of one or more Equipment Providers to replace, service or repair leased equipment could adversely impact the ability of the Company to collect payments from lessees. In addition, because the Company retains title to equipment that it leases, the Company could be subject to product defect, environmental or other claims for injuries or violations of law arising out of a lessee's use of such equipment. Although the terms of the Company's lease contracts require the lessee to indemnify the Company for any claims arising out of the lessee's use of leased equipment, there can be no assurance that the Company would be able to recover such amounts from the lessee.

GEOGRAPHIC AND INDUSTRY CONCENTRATION RISKS


     Although the Company originates leases throughout the United States, at June 30, 1997, approximately 52% of its portfolio of leases serviced was located in the states of Washington (34%), California, Texas and New York. Accordingly, adverse economic conditions or other factors particularly affecting these states could have a material adverse effect on the Company's financial condition, results of operations and prospects. In addition, a significant portion of the Company's portfolio of leases serviced is concentrated in specific industries, including fast food franchises (12.2%), independent grocery stores (10.6%), funeral homes, hospitality, liquid waste disposal and horticulture. Adverse changes in economics, regulatory or competitive conditions prevalent in such industries could have a material adverse effect on the Company's financial condition, results of operations and prospects. See "Business -- Growth Strategy" and "-- Marketing."


RISKS ASSOCIATED WITH NEW PRODUCT OFFERINGS

     The Company may in the future provide products not previously offered by it to lessees, or offered only on a limited basis, such as financing in the form of construction or commercial loans secured by real property or joint ventures between the Company and Equipment Providers to purchase and lease equipment. The Company has either very limited or no experience with these new products and programs, and there can be no assurance that the Company will be able to market such products and programs successfully or that the return on such products and programs will be consistent with the Company's historical financial results.

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a large extent upon the experience and continuing contributions of Michael A. Price, Chairman of the Board and Chief Executive Officer; Thomas W. Price, President; Paul B. Luke, Senior Vice President, Chief Financial Officer, Secretary and Treasurer; and Kenneth W. McCarthy, Jr., Senior Vice President and General Counsel. See
"Management -- Directors and Executive Officers." The loss of the services of any one of these individuals could have a material adverse effect on the Company's financial condition, results of operations and prospects. The Company's future success also depends on its ability to identify, attract and retain additional qualified personnel. There can be no assurance that the Company will be successful in identifying, attracting and retaining such personnel.

DEPENDENCE ON RELATIONSHIP WITH PLM



     The Company's success depends to a large extent upon its relationship with PLM. The Company has entered into an agreement with PLM pursuant to which PLM will provide the Company with the services of Michael A. Price, Thomas W. Price, Paul B. Luke and Kenneth W. McCarthy, Jr. to act as executive officers of the Company. Such individuals will devote substantially all of their time to the affairs of the Company. See "Certain Transactions -- P.L.M. Consulting Group, L.L.C." The loss of the relationship with PLM could have a material adverse effect on the Company's financial condition, results of operations and prospects.


CONTROL OF THE COMPANY BY EXISTING SHAREHOLDERS

     Following the closing of the Offering, Michael A. Price will be the beneficial owner of an aggregate of approximately 59.36% of the outstanding shares of Common Stock. This concentration of ownership will effectively give Michael A. Price voting control with respect to all material matters requiring approval by the shareholders of the Company, including, among other things, the election or removal of the entire Board of Directors, any increase of the authorized capital stock of the Company and the dissolution, merger or sale of all or substantially all of the assets of the Company. Neither the Company's Articles of Incorporation (the "Articles") nor applicable Washington corporate law requires cumulative voting for directors. See "Principal and Selling Shareholders" and "Description of Capital Stock."

ANTITAKEOVER PROVISIONS

     Certain provisions of Washington law and the Articles and Bylaws (the "Bylaws") of the Company may make it more difficult or expensive for a third party to acquire, or discourage a third party from attempting to acquire, control of the Company. In particular, the Board of Directors of the Company has the power to issue "blank check" preferred stock (the "Preferred Stock") with rights senior to the Common Stock without approval by the shareholders of the Company. The Preferred Stock may be issued from time to time with such designations, rights, preferences and privileges as the Board of Directors may determine and may adversely affect the rights of the Common Stock. In addition, the Board of Directors, at the direction of the principal shareholders, may at any time adopt a shareholders rights plan or "poison pill" that may make it more difficult or expensive for the Company to be acquired by a third party. See "Description of Capital Stock -- Antitakeover Restrictions."

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 8,000,000 shares of Common Stock outstanding. The 2,560,000 shares of Common Stock offered hereby will be freely tradable without restriction or further registration under the Securities Act, except for shares purchased by persons deemed to be "affiliates" of the Company or acting as "underwriters," as these terms are defined in the Securities Act. The remaining 5,440,000 shares of Common Stock will be "restricted securities" as the term is defined in Rule 144 under the Securities Act (the "Restricted Securities"). The Company, its executive officers and directors, and certain shareholders of the Company have agreed not to sell, offer to sell, contract to sell, pledge or otherwise dispose of or transfer, directly or indirectly, any shares of Common Stock or any securities convertible into or exchangeable or exercisable for, or any rights to purchase or acquire, shares of Common Stock for a period of 180 days commencing on the date of this Prospectus without the prior written consent of Oppenheimer & Co., Inc., other than the sale of the shares of Common Stock in the Offering and the issuance by the Company of: (i) options to purchase shares of Common Stock (and shares of Common Stock issuable upon the exercise of such options) in connection with the 1997 Stock Option Plan; (ii) shares of Common Stock in connection with the 1997 Employee Stock Purchase Plan; (iii) shares of Common Stock in connection with the 1997 Director Stock Grant Plan; and (iv) 13,700 shares of Common Stock to be awarded to certain employees of the Company. See "Shares Eligible for Future Sale."

ABSENCE OF PUBLIC TRADING MARKET; POSSIBLE FLUCTUATIONS IN STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance that any active public trading market for the Common Stock will develop, or that if developed, it will be sustained after the Offering, or that the purchasers of shares of the Common Stock will be able to resell their shares at prices equal to or greater than the initial public offering price. The initial public offering price will be determined by negotiations between the Company and the representatives of the Underwriters, and may not be indicative of the market price for the Common Stock in the future. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

     The market price of the Common Stock may experience fluctuations that are unrelated to the operating performance of the Company. In particular, the price of the Common Stock may be affected by general market price movements as well as developments specifically related to the equipment leasing industry including, but not limited to, interest rate changes and delinquency trends. Numerous factors including, but not limited to, announcements of new leasing products, services or programs by the Company or its competitors, economic or other external factors and fluctuations in financial or operating results or prospects of the Company or its competitors may have a significant impact on the market price and marketability of the Common Stock.

IMMEDIATE AND SUBSTANTIAL DILUTION

     The initial public offering price is substantially higher than the book value per outstanding share of the Common Stock. Accordingly, purchasers in this Offering will experience immediate and substantial dilution in net tangible book value of $10.52 per share ($10.09 per share if the Underwriters' over-allotment option is exercised in full). See "Dilution."

ABSENCE OF DIVIDENDS

     Following the completion of the Offering, the Company intends to retain earnings to finance the growth and development of its business. Accordingly, the Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future. In addition, provisions in certain of the Company's lines of credit may require that the Company maintain certain financial ratios and net worth, which may restrict the Company's ability to pay dividends. See "Dividend Policy."

                               THE RESTRUCTURING

     The Company operates through corporations that are treated for federal and state income tax purposes as small business corporations under Subchapter S of the Internal Revenue Code of 1986, as amended, and limited liability companies. See Note 1 to T&W Financial Corporation and Affiliates Financial Statements. Such entities were formed primarily to serve as special purpose entities for the completion of securitizations, bank financings and related transactions, and are pass-through entities for income tax purposes, with each shareholder or member taxed individually on their proportionate share of the relevant entity's income. The beneficial owners of such entities are Michael A. Price, Thomas W. Price, Paul B. Luke and Kenneth W. McCarthy, Jr.

     T&W Financial Corporation, a Washington corporation incorporated in August 1997, and T&W Financial Services Company L.L.C., a Washington limited liability company formed in August 1997 (the "LLC"), have been organized for the purpose of succeeding to the business of the Company. In connection with the Offering, substantially all of the assets and liabilities of the pass-through entities will be effectively transferred to and assumed by the LLC, and all of the employees of such entities (excluding the executive officers of the Company) will become employees of the LLC (the "Restructuring"). As a result of the Restructuring, T&W Financial Corporation will become the manager of, and will own an 85% membership interest in, the LLC. T&W Funding Company VI, LLC ("Funding Company VI"), which is owned 50% by Michael A. Price and Thomas W. Price and 50% by P.L.M. Consulting Group, L.L.C. ("PLM"), will own the remaining 15% membership interest in the LLC. The members of PLM are Michael A. Price, Thomas W. Price, Paul B. Luke and Kenneth W. McCarthy, Jr. See "Certain Transactions -- T&W Funding Company VI, LLC" and "-- P.L.M. Consulting Group, L.L.C."

     Following the Restructuring, the LLC will conduct all of the Company's leasing operations and business. Profits and losses of the LLC will be allocated to T&W Financial Corporation and Funding Company VI in accordance with their respective ownership of the LLC; however 99% of the deductions or losses associated with secured lines of credit or other recourse liabilities of the LLC will be allocated to Funding Company VI, whose principals will guarantee such liabilities. See "Certain Transactions -- T&W Funding Company VI, LLC." References to the "Company" in this Prospectus reflect the combined assets and operations of the T&W Financial Corporation as a result of its 85% membership interest in the LLC. See "Risk Factors -- Potential Conflicts of Interest Between the Company and Certain Affiliates."

     The following illustrates the Company's organization after the
Restructuring:


                                 [ILLUSTRATION]

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,200,000 shares of Common Stock offered by the Company hereby are estimated to be $29,990,000 ($35,346,800 if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $15.00 per share (the mid-point of the price range set forth on the cover page of this Prospectus), after deducting the underwriting discount and estimated offering expenses.

     The Company intends to use the net proceeds for the repayment of certain lines of credit and for general corporate purposes, including working capital to fund the expansion of its leasing business. Approximately $11.4 million of the net proceeds will be used to repay a portion of the outstanding balance under the Company's bank lines of credit. The Company's existing lines of credit bear interest at variable rates varying from 30-day LIBOR plus 1.75%, LIBOR plus 2% and the annual Eurodollar rate. Approximately $1.6 million of the net proceeds will be used to repay the balance under the Company's credit arrangement with PLM, which bears interest at 2.0% above the 30-day LIBOR. See "Certain Transactions -- P.L.M. Consulting Group, L.L.C." Amounts borrowed under the lines of credit and the credit arrangement are used to fund the acquisition and origination of leases. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Bank Lines of Credit."

     In the ordinary course of business, the Company expects to evaluate potential acquisitions of other equipment leasing businesses. The Company may, if the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in complementary businesses. However, the Company has no present understandings, commitments or agreements with respect to any material acquisition or investment. Pending use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment-grade securities.

     The Selling Shareholders intend to use substantially all of their proceeds to repay certain obligations to the Company, including the balance of certain remaining lease payments and all of the unpaid interest and principal under certain promissory notes. See "Certain Transactions -- Certain Relationships Terminating at Closing."

                                DIVIDEND POLICY

     The Company currently intends to retain earnings to finance the growth and development of its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. In addition, provisions in certain of the Company's bank lines of credit may require that the Company maintain certain financial ratios and net worth, which may restrict the Company's ability to pay dividends. Any future change in the Company's dividend policy will be made at the discretion of the Company's Board of Directors in light of the financial condition, capital requirements, earnings and prospects of the Company and any restrictions under the Company's credit agreements, as well as other factors the Board of Directors may determine to be relevant. Except for S corporation and limited liability company distributions, the Company has not declared or paid any dividends since its inception. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Bank Lines of Credit."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1997, (i) on an actual basis, (ii) on a pro forma basis to give effect to the Restructuring and (iii) on a pro forma as adjusted basis to give further effect to the Offering and the application of the estimated net proceeds therefrom and the payment of notes in connection with the exercise of the options held by Kenneth W. McCarthy, Jr. and Paul B. Luke. The table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the T&W Financial Corporation and Affiliates Financial Statements and related notes thereto.

                                                                       JUNE 30, 1997
                                                          ---------------------------------------
                                                                                      PRO FORMA
                                                           ACTUAL      PRO FORMA     AS ADJUSTED
                                                          --------     ---------     ------------
                                                                  (DOLLARS IN THOUSANDS)
Notes payable:
  Recourse..............................................   $17,659       $17,659         $4,659
  Non-recourse..........................................    80,804        80,804         80,804
                                                          --------      --------       --------
          Total notes payable...........................    98,463        98,463         85,463
                                                          --------      --------       --------
Minority interest.......................................        --         1,825          1,825
                                                          --------      --------       --------
Shareholders' equity:
  Preferred Stock, par value $0.01 per share, 10,000,000
     shares authorized; no shares issued and
     outstanding........................................        --            --             --
  Common Stock and paid in capital, par value $0.01 per
     share, 40,000,000 shares authorized; 5,800,000
     shares issued and outstanding on a pro forma basis;
     8,000,000 shares issued and outstanding on a pro
     forma as adjusted basis(1)(2)......................     3,438         3,438         34,590(3)
  Retained earnings.....................................     8,726         3,401          3,401
                                                          --------      --------       --------
          Total shareholders' equity....................    12,164         6,839         37,991
                                                          --------      --------       --------
          Total capitalization..........................  $110,627     $ 107,127       $125,279
                                                          ========      ========       ========

---------------

(1) Excludes 1,000,000 shares of Common Stock reserved for issuance upon exercise of options under the Company's 1997 Stock Option Plan; 100,000 shares of Common Stock reserved for issuance under the Company's 1997 Employee Stock Purchase Plan; 10,000 shares of Common Stock reserved for issuance pursuant to the Company's 1997 Director Stock Grant Plan; and 13,700 shares of Common Stock to be awarded to employees of the Company following the Offering. No options or shares of Common Stock are currently outstanding under such plans but the Company has the obligation to grant options at the initial public offering price for 22,000 shares of Common Stock to each of James R. Neese and Larry E. Rice as a result of the Commercial Capital acquisition. See "Business -- Recent Acquisition" and "Management -- Benefit Plans."

(2) Includes the exercise of outstanding and fully vested stock options in July 1997 by certain members of the Company's senior management in exchange for promissory notes. See "Management -- Executive Compensation."

(3) Includes repayment by members of the Company's senior management of an aggregate of $1,162,158 under promissory notes issued in exchange for the stock options exercised in July 1997. See "Certain Transactions -- Certain Relationships Terminating at Closing."

                                    DILUTION

     The pro forma net tangible book value of the Company as of June 30, 1997 (after giving effect to the Restructuring) was approximately $4.6 million or $0.80 per share of Common Stock. Pro forma net tangible book value per share represents the amount of the Company's pro forma shareholders' equity of approximately $6.8 million, less intangible assets of $2.2 million, divided by the 5,800,000 pro forma shares of Common Stock outstanding after the Restructuring.

     Dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering and the pro forma net tangible book value per share of Common Stock offered hereby immediately after completion of the Offering. After giving effect to the sale of the Common Stock at an estimated initial public offering price of $15.00 per share (the mid-point of the price range set forth on the cover page of this Prospectus) and after deduction of the underwriting discount and estimated expenses of the Offering, the as adjusted pro forma net tangible book value, as of June 30, 1997, would have been approximately $35.8 million or $4.48 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $3.68 per share to existing shareholders and an immediate dilution of $10.52 per share to new investors purchasing the Common Stock, as illustrated in the following table:

Assumed initial public offering price per share of Common Stock.............            $15.00
  Pro forma net tangible book value per share as of June 30, 1997 (1).......  $0.80
  Increase per share in pro forma net tangible book value attributable to
     new investors..........................................................   3.68
                                                                              -----
Pro forma net tangible book value per share after the Offering (1)(2).......              4.48
                                                                                        ------
Pro forma net tangible book value dilution per share to new investors(2)....            $10.52
                                                                                        ======

---------------

(1) On a pro forma basis to give effect to the Restructuring.

(2) If the Underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after the Offering would be $4.91 and dilution of pro forma net tangible book value per share to new investors would be $10.09.

     The following table sets forth, after giving effect to the Offering, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing shareholders and by new investors (at the assumed initial public offering price of $15.00 per share):

                                          SHARES OWNED
                                       AFTER THE OFFERING         TOTAL CONSIDERATION
                                      ---------------------     -----------------------     AVERAGE PRICE
                                       NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                      ---------     -------     -----------     -------     -------------
Existing Shareholders(1)............  5,800,000       72.5%      $3,438,000        9.4%          $0.59
New Investors(1)....................  2,200,000       27.5%      33,000,000       90.6%          15.00
                                      ---------      -----      -----------     ------
          Total.....................  8,000,000      100.0%     $36,438,000      100.0%
                                      =========      =====      ===========     ======

---------------

(1) Sales by Selling Shareholders in the Offering will reduce the number of shares held by existing shareholders to 5,440,000 or 68.0% (or 64.9% if the Underwriters exercise their over-allotment option in full) and will increase the number of shares held by new investors to 2,560,000 or 32.0% (or 35.1% if the Underwriters exercise their over-allotment option in full) of the total number of shares of Common Stock outstanding after the Offering. See "Principal and Selling Shareholders" and "Underwriting."

                 SELECTED COMBINED FINANCIAL AND OPERATING DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected data presented below under the captions "Income Statement Data" and "Balance Sheet Data" for and as of each of the five years ended December 31, 1996 are derived from the combined financial statements of the Company and certain affiliates, which financial statements have been audited by BDO Seidman, LLP, independent certified public accountants. Such combined financial statements as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, and the independent certified public accountants' report thereon, are included elsewhere in this Prospectus. The selected combined financial data presented below at June 30, 1997, and for the six months ended June 30, 1996 and 1997 are derived from the Company's unaudited combined financial statements for such periods, which also are included in this Prospectus. In the opinion of management, such unaudited combined interim financial statements have been prepared on a basis consistent with that utilized in preparation of the annual audited financial statements and include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the information set forth therein. Results for the six-month period ended June 30, 1997, are not necessarily indicative of the results that may be expected by the Company for the complete fiscal year. The pro forma financial information presented below gives effect to the Restructuring as if it had occurred as of June 30, 1997 for balance sheet data, and as of the beginning of the indicated periods for income statement data, respectively. The data set forth below should be read in conjunction with the Company's combined financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                              SIX MONTHS
                                                      YEAR ENDED DECEMBER 31,               ENDED JUNE 30,
                                            --------------------------------------------   -----------------
                                             1992     1993     1994     1995      1996      1996     1997(1)
                                            ------   ------   ------   -------   -------   -------   -------
INCOME STATEMENT DATA:
Revenues:
  Lease contract revenue..................  $3,162   $4,286   $7,132   $10,621   $16,834    $6,944    $7,298
  Gain on sale of leases..................      --       --       --        --        --        --     3,448(2)
  Fee income..............................     976      567      607     1,364     2,067     1,099       134
  Servicing and other income..............     344      256      292       555       595       517       738
                                            ------   ------   ------   -------   -------    ------   -------
          Total revenues..................   4,482    5,109    8,031    12,540    19,496     8,560    11,618
                                            ------   ------   ------   -------   -------    ------   -------
Expenses:
  Interest expense........................   1,490    1,577    2,589     4,513     6,434     2,911     3,726
  Compensation and related expenses.......     814      948    1,484     1,796     2,859     1,305     1,986
  Amortization of initial direct costs....     337      640      848     1,302     1,893       854     1,222
  Provision for credit losses.............     107      172      223       621     1,137       345       402
  Other general and administrative
     expenses.............................     507      627      601       807     1,345       757     1,073
                                            ------   ------   ------   -------   -------    ------   -------
          Total expenses..................   3,255    3,964    5,745     9,039    13,668     6,172     8,409
                                            ------   ------   ------   -------   -------    ------   -------
Net income................................  $1,227   $1,145   $2,286    $3,501    $5,828    $2,388    $3,209
                                            ======   ======   ======   =======   =======    ======   =======
PRO FORMA AMOUNTS(3):
  Income before minority interest and
     income taxes.........................                                        $5,828              $3,209
  Minority interest.......................                                          (874)               (481)
                                                                                 -------             -------
  Income before income taxes..............                                         4,954               2,728
  Provision for income taxes..............                                        (1,783)               (982)
                                                                                 -------             -------
  Net income..............................                                        $3,171              $1,746
                                                                                 =======             =======
     Net income per share.................                                         $0.55               $0.30
     Weighted average number of shares of
     Common Stock and Common Stock
     equivalent shares outstanding........                                         5,800               5,800

---------------

(1) Includes operating results relating to Commercial Capital for the period since its acquisition on June 2, 1997. See "Business -- Recent Acquisition."

(2) Beginning in 1997, the Company has structured its securitizations as sales for financial reporting purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

(3) Pro forma operating results reflect adjustments to historical results as of the beginning of the periods presented for (a) the inclusion of a 15% minority interest in the LLC in connection with the Restructuring and (b) income taxes as if the Company had been treated as a taxable entity rather than an affiliated group of pass-through entities. See "The Restructuring" and Notes to the T&W Financial Corporation and Affiliates Financial Statements.

                                                                                           JUNE 30, 1997(1)
                                                         DECEMBER 31,                     -------------------
                                       ------------------------------------------------                PRO
                                        1992      1993      1994      1995       1996      ACTUAL    FORMA(2)
                                       -------   -------   -------   -------   --------   --------   --------
BALANCE SHEET DATA:
Cash and cash equivalents............   $1,056    $2,429    $4,145    $4,323     $8,064     $8,861     $8,861
Net investment in leases.............   19,772    34,528    56,060    90,359    135,087    103,890    103,890
Total assets.........................   21,074    37,311    61,242    96,051    144,437    124,180    124,180
Notes payable -- recourse............    6,537    14,885    11,481     8,833     32,272     17,659     17,659
Notes payable -- non-recourse........    9,013    14,253    36,014    67,686     89,975     80,804     80,804
Total liabilities....................   17,362    32,218    53,775    86,501    134,140    112,016    115,516
Shareholders' equity.................    3,712     5,093     7,467     9,550     10,297     12,164
Pro forma deferred income tax
  liability..........................                                                                   3,500
Pro forma minority interest..........                                                                   1,825
Pro forma shareholders' equity.......                                                                   6,839

                                                                                           AT OR FOR THE SIX
                                                                                                MONTHS
                                            AT OR FOR THE YEAR ENDED DECEMBER 31,           ENDED JUNE 30,
                                       ------------------------------------------------   -------------------
                                        1992      1993      1994      1995       1996       1996       1997
                                       -------   -------   -------   -------   --------   --------   --------
OPERATING DATA:
Lease financing receivables
  originated:
     Number of contracts.............      711       993     1,488     1,370      3,630      2,609      1,257
     Lease originations(3)...........   $9,833   $21,703   $34,290   $55,348    $80,638    $31,370    $49,245
Leases serviced
     Number of contracts.............    1,610     2,554     3,517     4,086      6,983      6,349      7,255
     Portfolio of leases
       serviced(4)...................  $21,649   $38,436   $61,797   $97,772   $148,086   $119,156   $174,729
     Average portfolio yield(5)......     19.8%     16.3%     16.1%     14.7%      15.2%      14.2%      12.7%(6)
Credit quality statistics:
  Delinquencies as a percentage of
     portfolio or leases serviced
     31-60 days......................     4.40%     2.50%     2.52%     1.50%      2.89%      2.48%      1.19%
     61-90 days......................     1.40%     0.31%     0.42%     0.86%      1.38%      0.71%      1.24%
     91-120 days.....................     0.47%     0.10%     0.15%     0.78%      0.32%      0.63%      0.98%
     Over 120 days...................       --      0.99%     0.90%       --       1.04%      0.60%      0.96%
                                       -------   -------   -------   -------   --------   --------   --------
          Total......................     6.27%     3.90%     3.99%     3.14%      5.63%      4.42%      4.37%
  Net charge-offs(7).................     0.36%     0.09%     0.02%     0.39%      0.64%      0.09%      0.27%

---------------

(1) Includes assets and liabilities of Commercial Capital.

(2) Pro forma balance sheet data reflects adjustments to historical amounts for
    (a) the inclusion of a 15% minority interest in the LLC in connection with the Restructuring at June 30, 1997, and (b) estimated deferred income taxes as if the Company had been treated as a taxable entity rather than an affiliated group of pass-through entities. See "The Restructuring" and Notes to the T&W Financial Corporation and Affiliates Financial Statements.

(3) Represents the equipment cost (or the acquisition cost in the case of Commercial Capital) for leases originated during the period.

(4) Represents the aggregate of minimum lease payments, excluding residual values, under all leases serviced by the Company and either held as direct financing leases or sold.

(5) Represents the average yield recognized during the period for the portfolio of leases serviced.

(6) Represents the average yield recognized during the period for the portfolio of leases serviced, determined on a basis as if all securitizations in 1997 had been structured as financing transactions. Yield does not give effect to revenues or leases attributable to Commercial Capital. During the six months ended June 30, 1997, the Company's average estimated residual income inherent in lease contracts has decreased from prior years, causing a decrease in total yield.

(7) Represents charge-offs (reduced by recoveries), divided by their respective period's average minimum lease payments, including residuals, under all leases serviced in the Company and either held as direct financing leases or sold. Interim data is provided on an annualized basis.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     Forward-looking statements are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed in this section and in "Risk Factors." In addition, this section should be read in light of the effects of the Restructuring. See "The Restructuring."

OVERVIEW

     The leases that the Company originates are "direct financing" leases in that they transfer substantially all of the benefits and risks of equipment ownership to the lessee. A lease is classified as a direct financing lease for accounting purposes if the collection of the minimum lease payments is reasonably predictable, no significant uncertainties exist relating to non-reimbursable costs yet to be incurred by the lessor under the lease and the lease meets one of the following criteria: (i) ownership of the property is transferred to the lessee at the end of the lease term; (ii) the lease contains a bargain purchase option; (iii) the term of the lease is at least equal to 75% of the estimated economic life of the leased equipment; or (iv) the present value of the minimum lease payments is at least equal to 90% of the fair value of the leased equipment at the inception of the lease. Since the Company's leases are classified as direct financing leases, the Company records total lease rentals, estimated residual values and initial direct costs as the gross investment in the lease. The difference between the gross investment in the lease and the cost of the leased equipment (including initial direct costs) is recorded as "unearned income." Lease contract income is recognized over the term of the lease by amortizing the unearned income using the interest method. For income tax purposes, the Company treats its leases as "true" leases or operating leases which, through depreciation deductions related to the leased equipment, generate tax benefits for the Company and its affiliates. See "The Restructuring" and "Certain Transactions."

     The Company finances a majority of its lease originations utilizing securitizations. The Company has utilized several structures in its securitizations. Prior to 1997, the Company structured such securitizations as financings for financial reporting purposes. Beginning in 1997, the Company has structured such securitizations as sales for financial reporting purposes in accordance with the new accounting standard for the transfer of financial assets, SFAS No. 125. The Company's current lease securitization structure is a commercial paper based conduit facility in which the Company contributes its leases (including related residuals) to a special purpose limited liability entity. Such entity sells the leases to an owner trust and the owner trust then sells certificates backed by the leases to an unaffiliated special purpose corporate entity which administers a multi-seller commercial paper conduit.

     The change in structure of the Company's securitizations from financings to sales has had, and will continue to have, a significant effect on the Company's balance sheet and income statement. Under financing treatment the Company recorded its net investment in leases as assets and the funds raised from securitizations as non-recourse notes payable on its balance sheet. Under sale treatment the only item to appear on the balance sheet is an asset, the securitization receivable. The existing balance of net investment in leases and non-recourse notes payable should decline over time as the related leases are paid down. Under financing treatment the Company records lease contract revenue and interest expense on the non-recourse debt. Initial direct costs associated with the origination of leases are amortized as an expense over the life of the leases and provisions for credit losses are recorded based upon loss experience. Under sale treatment the Company records a gain on sale of leases. Initial direct costs associated with the origination of the leases sold are expensed at the time of the sale and reduce the reported gain on sale. As a result of structuring its securitizations as sales, the Company's lease contract revenue and interest expense on the non-recourse notes payable will decline over time.

     The Company sells each pool of leases for a price equal to the present value of future cash flows, including guaranteed residuals. Upon sale, the Company receives in cash a substantial portion of the present value of future cash flows, with the remaining balance held as collateral by the owner trust. Any such amount is included on the Company's balance sheet as the securitization receivable. Recourse to the Company in such sales is limited to the extent of the securitization receivable with respect to the leases sold. The Company retains the servicing rights and responsibilities for each pool of leases sold and receives as compensation normal servicing fees over the life of such leases.

     The Company recognizes gain on the sale of leases at each sale date based on a determination of the present value of the estimated future amounts to be realized by the Company in connection with such sale. These estimates consider all cash flows generated by the leases sold over their life less: (i) trustee and other transaction related fees; (ii) credit enhancement expenses, if any (such as the monoline insurers' fee, if the leases are wrapped as in the most recent securitizations); (iii) normal servicing fees, which are retained by the Company in its capacity as servicer and are recognized over the life of the transaction; and (iv) payments to purchasers under the certificates. The securitization receivable is reduced by an allowance which is estimated by the Company to be adequate to cover future credit losses. No allowance is made for estimated prepayments, which historically have been insignificant due to the non-cancelable nature of the leases.

     The Company evaluates the carrying value of securitization receivable for each sale transaction at the end of each reporting period in light of actual credit loss experience of the underlying leases sold and would make adjustments to charge or credit operating results accordingly. To date, the Company has not recorded any such adjustments. The Company believes that there is no active market for the sale of its securitization receivable. See "Risk
Factors -- Dependence on Securitizations."

     The Company intends to continue to sell a substantial portion of its leases which it originates, using the most recent securitization structure or similar securitization structures. There can be no assurance, however, that the Company will be able to sell its future leases, or that the terms of any such sales will be as favorable or similar to the terms of the Company's current sale transactions. See "Risk Factors -- Dependence on Securitizations."

     Due to the recognition of earnings from the gain resulting from the sale of the Company's leases, the Company's reported earnings during a particular period will be impacted by the amount and timing of sales which the Company may consummate in such future period. Variations in quarterly earnings will depend on the amount and timing of the completion of such sales. See "Risk
Factors -- Dependence on Securitizations" and "Risk Factors -- Variable Quarterly Results."

RESULTS OF OPERATIONS

     The Company's revenues comprise lease contract revenue, gain on sale of leases, fee income, and servicing and other income. Lease contract revenue is the revenue recognized from the net investment in leases held. Gain on sale of leases is the revenue recognized under sale treatment for leases securitized. Fee income represents security deposits which are recognized as income upon lease expirations and commitment fees received upon the origination of leases. Servicing and other income includes normal servicing fees, late fees, interest income and amounts received from the owner trust relating to interest rate collar agreements.

     The Company's expenses comprise interest expense, compensation and related expenses, amortization of initial direct costs, provisions for credit losses and other general and administrative expenses. Interest expense includes the expense related to notes payable and the amortization of related debt issuance costs. Compensation and related expenses include salaries and bonuses paid to employees and management fees to affiliates. Amortization of initial direct costs relates to costs associated with originating leases, including commissions, which are amortized over the period of the leases. Provisions for credit losses are provided based on estimated future credit losses. Other general and administrative expenses include trustee, legal and other professional fees, and occupancy and other office-related expenses.

     SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30,
1996. Leases originated increased from $31.4 million for the six months ended June 30, 1996 to $49.2 million for the comparable period in 1997, representing an increase of 57.0%. The number of leases originated decreased from 2,609 for the six months ended June 30, 1996 to 1,257 for the comparable period in 1997. This increase in dollar volume and the decrease in the number of leases originated was due to an increase in the average ticket size in 1997 over the 1996 period. During the six months ended June 30, 1996, the Company originated a relatively high volume of leases having a small average ticket size to businesses in the funeral home industry. The average annualized yield of the portfolio of leases serviced decreased from 14.2% for the six months ended June 30, 1996 to 12.7% for the comparable period in 1997. This decrease in yield resulted primarily from (i) the reduction in the average estimated residual income inherent in lease contracts originated in 1997 and (ii) the impact of the Company's continuing focus on relatively larger lease transactions involving lessees with relatively stronger credit (and hence lower implicit interest rates) including high volume equipment provider programs.


     The portfolio of leases serviced increased from $119.2 million at June 30, 1996 to $174.7 million at June 30, 1997, representing an increase of 46.6%. This increase was due to an increase in lease originations.

     Lease contract revenue increased from $6.9 million for the six months ended June 30, 1996 to $7.3 million for the comparable period in 1997, representing an increase of 5.1%, due primarily to an increased average net investment in leases owned during the 1997 period.

     As described above, in 1997, the Company's securitizations have predominantly been structured as sales for financial reporting purposes, rather than as financing transactions as was the case in prior years. During the six months ended June 30, 1997, the Company recognized a gain on sale of $3.4 million. Since the Company plans to continue to structure its securitizations as sale transactions, it anticipates that gain on sale of leases will increase and become a larger portion of revenues in the future.

     Fee income decreased from $1.1 million for the six months ended June 30, 1996 to $134,000 for the comparable period in 1997, representing a decrease of 87.8%. This decrease was due primarily to the decline of security deposits recognized as income upon lease expiration. Commencing in late 1996, the Company began to credit security deposits to customers at lease expiration rather than retaining and recognizing such deposits as income.

     Servicing and other income increased from $517,000 for the six months ended June 30, 1996 to $738,000 for the comparable period in 1997, representing an increase of 42.7%, due primarily to income received from the owner trust principally related to interest rate collar agreements during 1997.

     Total revenues increased from $8.6 million for the six months ended June 30, 1996 to $11.6 million for the comparable period in 1997, representing an increase of 35.7%.

     Interest expense increased from $2.9 million for the six months ended June 30, 1996 to $3.7 million for the comparable period in 1997, representing an increase of 28.0%. The increase was due to increased average borrowings outstanding during the 1997 period as compared to the prior year as well as increased interest rates in 1997 due to the fixing of interest rates associated with a substantial portion of the borrowings in 1997.

     Compensation and related expenses increased from $1.3 million for the six months ended June 30, 1996 to $2.0 million for the comparable period in 1997, representing an increase of 52.2%. The increase was due primarily to management fees of $600,000 paid to PLM during the six months ended June 30, 1997, pursuant to a management services arrangement which commenced in July 1996, and increases in the number of employees and compensation levels necessitated by the growth of the Company. See "Certain Transactions."

     Amortization of initial direct costs increased from $854,000 for the six months ended June 30, 1996 to $1.2 million for the comparable period in 1997, representing an increase of 43.1%. The increase was due primarily to an increased average net investment in leases during the 1997 period over the comparative prior year period. Additionally, initial direct costs, relative to the investment in leases, increased from December 31, 1995 to December 31, 1996 (the beginning of the six month periods ended June 30, 1996 and 1997, respectively), which resulted in increased amortization charges during the 1997 period as compared to the prior year.

     The provision for credit losses increased from $345,000 for the six months ended June 30, 1996 to $402,000 for the comparative period in 1997, representing an increase of 16.5%. This increase was due to increased originations offset by a decrease in the provision rate (as a percentage of originations) due to improved actual loss experience.

     Other general and administrative expenses increased from $757,000 for the six months ended June 30, 1996 to $1.1 million for the comparable period in 1997, representing an increase of 41.7%. The increase was due primarily to increased trustee and legal fees incurred during the 1997 period, a significant portion of which relates to the most recent securitization structure, and to increased occupancy and related costs associated with supporting the Company's growth.

     Total expenses increased from $6.2 million for the six months ended June 30, 1996 to $8.4 million for the comparable period in 1997, representing an increase of 36.2%.

     As a result of the above factors, net income increased from $2.4 million for the six months ended June 30, 1996 to $3.2 million for the comparable period in 1997, an increase of 34.4%. After giving effect to the Restructuring which would result in a minority interest charge of $481,000 and a provision for income taxes of $982,000, pro forma net income for the six months ended June 30, 1997 would have been $1.7 million.

     YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31,
1995. Leases originated increased from $55.3 million for the year ended December 1995 to $80.6 million for the comparable period in 1996. The number of leases originated increased from 1,370 for the year ended December 31, 1995 to 3,630 for the comparable period in 1996. The average yield of the portfolio of leases serviced increased from 14.7% for the year ended December 31, 1995 to 15.2% for the comparable period in 1996. The increase in dollar volume and the increase in the yield of the portfolio of leases serviced were due to the increase in higher yielding small ticket leases. The corresponding increase in the number of leases was due to the increased number of small ticket leases to businesses in the funeral home industry.

     Lease contract revenue increased from $10.6 million for the year ended December 31, 1995 to $16.8 million for 1996, representing an increase of 58.5%. The increase in lease contract revenue was due to the increase in the Company's average net investment in leases.

     Fee income increased from $1.4 million for the year ended December 31, 1995 to $2.1 million for 1996, representing an increase of 51.5%. The increase in fee income was primarily attributable to the increase in the amount of security deposits recognized as income upon lease expiration.

     Servicing and other income increased from $555,000 for the year ended December 31, 1995 to $595,000 for 1996, representing an increase of 7.2%. This increase was primarily attributable to an increase in interest income.

     Total revenues increased from $12.5 million for the year ended December 31, 1995 to $19.5 million for 1996, representing an increase of 55.5%.

     Interest expense directly associated with the Company's lease borrowings increased from $4.5 million for the year ended December 31, 1995 to $6.4 million for 1996, representing an increase of 42.6%. The increase in such interest expense was primarily due to the increased borrowings attributable to the increase in the Company's net investment in leases. At December 31, 1996, such aggregate recourse and non-recourse borrowings had increased from $76.5 million for the prior year to $122.2 million, representing an increase of 59.8%.

     Compensation related expenses increased from $1.8 million for the year ended December 31, 1995 to $2.9 million for 1996, representing an increase of 59.2%. The increase was due to management fees of $600,000 paid to PLM for certain management, accounting, financial and other advisory services and increases in the number of employees and compensation levels necessitated by the growth of the Company. See "Certain Transactions."

     Amortization of initial direct costs increased from $1.3 million for the year ended December 31, 1995 to $1.9 million for 1996, an increase of 45.4%, due primarily to the increase in investment in leases.

     The provisions for credit losses increased from $621,000 for the year ended December 31, 1995 to $1.1 million for 1996, representing an increase of 83.1%. The increase was primarily due to the increased investment in leases. See "Business -- Collection Procedures and Policies." Charge-offs and delinquencies as a percentage of leases serviced increased from 0.39% and 3.14%, respectively, for the year ended December 31, 1995 to 0.64% and 5.63%, respectively, for 1996. The increase in charge-offs was primarily due to two unusual charge-offs in the independent grocery store industry. The primary reason for increased delinquencies was temporary delays in collecting accounts which delays were reduce at June 30, 1997.


     General and administrative expenses, increased from $807,000 for the year ended December 31, 1995 to $1.3 million for 1996, representing an increase of 66.7%. This increase was primarily due to the increased costs associated with the increased lease originations for the year ended December 31, 1996, over the prior year and from servicing such portfolio of leases.

     Total expenses increased from $9.0 million for the year ended December 31, 1995 to $13.7 million for 1996, representing an increase of 51.2%.

     As a result of the above factors, net income increased from $3.5 million for the year ended December 31, 1995 to $5.8 million for 1996, representing an increase of 66.5%. After giving effect to the Restructuring, which would result in a minority interest charge of $874,000 and a provision for income taxes of $1.8 million, pro forma net income for the year ended December 31, 1996 would have been $3.2 million.


     YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31,
1994. Leases originated increased from $34.3 million for the year ended December 1994 to $55.3 million for the comparable period in 1995. The number of leases originated decreased slightly from 1,488 for the year ended December 31, 1994 to 1,370 for the comparable period in 1995. The average yield of the portfolio of leases serviced decreased from 15.9% for the year ended December 31, 1994 to 14.7% for the comparable period in 1995. The increase in dollar volume and the decrease in the number of leases were due to the relatively larger size of the leases originated. This decrease in yield resulted primarily from the impact of the Company's continuing focus on relatively larger lease transactions involving lessees with relatively stronger credit (and hence lower implicit interest rates) including high volume equipment provides programs.


     Lease contract income increased from $7.1 million for the year ended December 31, 1994, to $10.6 million for 1995, representing an increase of 48.9%. The increase in lease contract income was due to the increase in the Company's average net investment in leases.

     Fee income increased from $607,000 for the year ended December 31, 1994 to $1.4 million for 1995, representing an increase of 125%. The increase in fee income was primarily attributable to the increase in lease originations.

     Servicing and other income increased from $292,000 for the year ended December 31, 1994 to $555,000 for 1995, representing an increase of 90.1%. This increase was primarily attributable to an increase in interest income.

     Total revenue increased from $8.0 million for the year ended December 31, 1994 to $12.5 million for 1995, representing an increase of 56.1%.

     Interest expense directly associated with the Company's lease borrowings increased from $2.6 million for the year ended December 31, 1994 to $4.5 million for 1995, representing an increase of 74.3%. The increase in interest expense was primarily due to the increased borrowings attributable to the Company's aggregate lease portfolio. Such aggregate recourse and non-recourse borrowings increased from $47.5 million at December 31, 1994, to $76.5 million at December 31, 1995, representing an increase of 61.1%.

     Compensation related expenses increased from $1.5 million for the year ended December 31, 1994 to $1.8 million for 1995, representing an increase of 21.0%. The increase was due to increases in the number of employees and compensation levels necessitated by the growth of the Company.

     Amortization of initial direct costs increased from $848,000 to $1.3 million, an increase of 53.5%, due primarily to the increase in investment in leases.

     The provision for credit losses increased from $223,000 for the year ended December 31, 1994, to $621,000 for 1995, representing an increase of 178.5%. This increase was primarily due to the increased investment in leases. See "Business -- Collection Procedures and Policies."

     General and administrative expenses increased from $601,000 for the year ended December 31, 1994 to $807,000 for 1995, representing an increase of 34.3%. This increase was primarily due to the increased costs associated with the increased lease originations for the year ended December 31, 1995, over the prior year and from servicing such portfolio of leases.

     Total expenses increased from $5.7 million for the year ended December 31, 1994 to $9.0 million for 1995, representing an increase of 57.3%.

     As a result of the above factors, net income increased from $2.3 million for the year ended December 31, 1994 to $3.5 million for 1995, representing an increase of 53.1%.

LIQUIDITY AND CAPITAL RESOURCES

     The Company requires a substantial amount of cash to implement its business strategy. The Company funds its operations primarily through securitizations and bank borrowings. The Company will continue to require access to significant additional funding to maintain and expand its volume of lease originations. See "Risk Factors -- Liquidity and Capital Resources." The Company's most significant use of cash includes the purchase of equipment subject to direct financing leases and the principal payments on notes payable.

     The following table sets forth the major components of the increase in cash and cash equivalents:

                                                                             SIX MONTHS ENDED JUNE
                                           YEAR ENDED DECEMBER 31,                    30,
                                      ----------------------------------     ---------------------
                                        1994         1995         1996         1996         1997
                                      --------     --------     --------     --------     --------
                                                         (DOLLARS IN THOUSANDS)
Net cash provided by (used for)
  operating activities..............    $5,670       $5,969      $10,704       $2,162        $(171)
Net cash provided by (used for)
  investing activities..............   (22,595)     (35,176)     (49,815)     (18,569)      31,528
Net cash provided by (used for)
  financing activities..............    18,640       29,385       42,852       17,230      (30,560)
                                      --------     --------     --------     --------     --------
Net increase in cash and cash
  equivalents.......................    $1,715         $178       $3,741         $823         $797
                                      ========     ========     ========     ========     ========

     The Company must maintain an adequate level of liquidity to ensure the availability of sufficient funds to support lease originations and satisfy line of credit repayment requirements. The Company generally maintains sufficient cash and short-term investments to meet short-term liquidity needs. At June 30, 1997, cash and cash equivalents totaled $8.9 million or 7.1% of total assets. At June 30, 1997, the Company maintained various lines of credit which provided for immediately available advances of up to $42.5 million, and advances under these lines of credit totaled $11.1 million.

     Cash used in operating activities totaled $171,000 for the six months ended June 30, 1997 compared to cash provided by operating activities of $10.7 million and $6.0 million for the years ended December 31, 1996 and 1995, respectively. This use of cash for operating activities in 1997 is attributed principally to the non-cash gain on sale of leases of $3.4 million and decreases in payables of $1.7 million during the six months ended June 30, 1997.

     Cash provided by investing activities totaled $31.5 million for the six months ended June 30, 1997, compared to cash used in investing activities of $49.8 million and $35.2 million for the years ended December 31, 1996 and 1995, respectively. Lease payments received and proceeds from leases sold in the six months ended June 30, 1997 totaled $78.3 million as compared to $36.6 million and $21.0 million in the years ended December 31, 1996 and 1995, respectively. Cash used for equipment purchased for leases originated in these same periods totaled $45.2 million, $82.1 million and $53.8 million, respectively.

     Cash used for financing activities was $30.6 million during the six months ended June 30, 1997, consisting principally of $24.3 million of borrowings under line of credit arrangements to fund lease originations and paydowns of those lines of credit of $54.4 million upon receipt of proceeds from the sale of leases. Financing activities provided cash of $42.9 million and $29.4 million during the years ended December 31, 1996 and 1995, respectively, principally resulting from borrowings to finance leases of $76.1 million and $107.9 million, less pay downs on such borrowings of $30.4 million and $78.9 million during the years ended December 31, 1996 and 1995, respectively.

     SECURITIZATIONS. Securitizations involve the pooling of lease receivables for sale in the secondary market. The primary advantages of securitizations include: (i) quick access to significant amounts of capital to fund growth in lease originations; (ii) relatively lower cost of funds than commercial bank financing; and (iii) greater flexibility with respect to sources of funding. From 1992 through June 30, 1997 the Company has completed the following securitizations:

         COMMENCEMENT
             DATE                    AMOUNT          RATING         AGENCY        SUBORDINATION LEVEL
-------------------------------  --------------     --------    --------------    -------------------
April 1992.....................   $12.1 million       AA+       Duff & Phelps             20%
May 1993.......................    10.6 million     AAA/Aaa     S&P/Moody's               13%
June 1994......................    30.0 million     A-1/P-1     S&P/Moody's               13%
July 1995......................    90.0 million     AAA/Aaa     S&P/Moody's                8%
February 1997..................    54.2 million     AAA/Aaa     S&P/Moody's                8%
                                 ---------------
     TOTAL.....................  $196.9 million

     The Company believes that it was one of the first independent leasing companies to enter into the asset backed securitization market. The Company has recently entered into its fifth securitization, which is a $100 million three-year revolving commercial paper based conduit facility with CoreStates Bank, N.A. Under this facility, the Company contributes its leases (including related residuals) to a special purpose limited liability entity. Such entity sells the leases to an owner trust and the owner trust then sells certificates backed by the leases to an unaffiliated special purpose corporate entity which administers a multi-seller commercial paper conduit. The transfer and sale of lease receivables under the commercial paper facility is treated as a sale for financial reporting purposes and the related gain on sale is recognized on the date of such sale. The Company expects to increase the commercial paper facility to $200 million later in 1997.

     The Company continually seeks to improve the efficiency of its securitizations. In the Company's fifth securitization the subordination level was 8% and the spread was 65 basis points over comparable United States Treasury securities. The effect of these reduced subordination levels and spreads has been to decrease the effective cost of the securitizations to the Company.

     The Company has been able to finance substantially all of its lease originations without impairing its working capital. Cash used for principal payments on notes payable is principally generated from the monthly lease payments which are pledged as collateral for the notes. See "Risk
Factors -- Dependence on Securitizations."

     BANK LINES OF CREDIT. The Company currently maintains an aggregate of $40.0 million in secured lines of credit to finance equipment purchases subject to direct financing leases. At June 30, 1997, the Company had an aggregate of $31.4 million available under such lines of credit. These lines of credit include: (i) a $15.0 million line of credit with Seafirst Bank under which interest is payable monthly at a rate of LIBOR plus 2% (although this line of credit expired in May 1997, Seafirst Bank has continued to make advances thereunder and the Company has negotiated an extension to May 1998); (ii) a $10 million line of credit with CoreStates Bank, N.A. under which interest is payable at the annual Eurodollar rate (this line of credit expires on October 30, 1997); (iii) a $7.5 million line of credit with Key Bank of Washington under which interest is payable monthly at a rate of LIBOR plus 2.0% (this line of credit was renewed on August 12, 1997 for the amount of $5.0 million under which interest is payable monthly at a rate of LIBOR plus 2% and expires on July 31, 1998); and (iv) a $10 million line of credit with U.S. Bank of Washington under which interest is payable monthly at the higher of such bank's prime rate or LIBOR plus 1.75% (this line of credit expires in October 1997). These lines of credit are secured by the leases financed with funds therefrom and a guarantee from Funding VI and senior management of the Company, and limit the amount of funds which may be advanced to the Company to a percentage of the discounted value of such leases. See Note 3 to T&W Financial Corporation and Affiliates Financial Statements.

     The Company also maintains an additional aggregate of $3.0 million in an unsecured line of credit from a bank and a credit arrangement with PLM to finance internal operations and the purchase of leases prior to their securitization or placement on "lease-line" secured credit facilities. At June 30, 1997, the Company had an aggregate of $1.35 million available thereunder. See "Certain Transactions -- P.L.M. Consulting Group, L.L.C."

     The Company recently entered into a commitment letter with CoreStates Bank, N.A. for a secured line of credit in the amount of $50 million, which would replace the existing CoreStates Bank, N.A. line of credit. The facility would be utilized for the financing of eligible leases and loans at an interest rate of LIBOR plus 1.5%. Such credit facility would be secured by the leases financed with funds from such credit facility and by a guarantee from Funding Company VI and senior management of the Company, and would limit the amount of funds which may be advanced to the Company to a percentage of the discounted value of such leases.

     The Company believes, based on its historical cash requirements and anticipated uses of cash, that the cash derived from this Offering and the Company's operating, investing and financing activities will be sufficient to meet its cash requirements and implement its business plan through the end of 1998. See "Risk Factors -- Liquidity and Capital Resources" and "-- Dependence on Bank Financing."

IMPACTS OF INFLATION AND CHANGING PRICES

     The combined financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation is reflected in the increased cost of the Company's operations. As a result, interest rates generally have a more significant impact on the Company's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or the same extent as the prices of goods and services. See "Risk Factors -- Interest Rate Risk."

IMPACTS OF RECENTLY ISSUED ACCOUNTING STANDARDS

     EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS -- Recently issued accounting standards having relevant applicability to the Company consist primarily of Statement of Financial Accounting Standard No. 125 ("SFAS No. 125") "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which is effective for transactions occurring after 1996, applied prospectively. The primary effect of adoption of SFAS No. 125 is in the recording of an asset relating to the present value of the net cash flow resulting from servicing assets for leases sold. Other relevant recently issued accounting standards consist of Statement of Financial Accounting Standard No. 128 "Earnings per Share" Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" and Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information", each of which relate to additional reporting and disclosure requirements effective for financial statement periods beginning after December 15, 1997. It is not expected that the adoption of these accounting pronouncements will have a material effect on the Company's operating results or financial condition.

                                    BUSINESS

OVERVIEW

     T&W Financial Corporation is a specialized commercial finance company that provides equipment financing, principally in the form of leases, to small and medium-sized businesses. The Company originates leases through direct relationships with Equipment Providers that generally offer the Company's leasing services as a preferred method of financing equipment sales. The Company also originates leases through referrals from financial institutions and other lessors. The Company is a "credit lender" and, as such, its underwriting policies and procedures focus on the creditworthiness of the lessee rather than the value of the equipment financed. The Company concentrates on "prime credits," which it defines as lessees that have been under the same ownership for at least 10 years and have a record of meeting their financial obligations. T&W has been continuously engaged in the leasing business since 1976, and as of June 30, 1997, the Company's portfolio of leases serviced totaled $174.7 million and included over 7,200 leases.

     The Company focuses on financing equipment with a purchase price of less than $250,000 ("small ticket" equipment leases) in various industries, including fast food franchises, independent grocery stores, funeral homes, hospitality, liquid waste disposal and horticulture. As of June 30, 1997, these six industries accounted for approximately 46.2% of the Company's portfolio of leases serviced. The Company finds these industries attractive because lessees in these industries generally have credit characteristics favored by the Company and the equipment financed is generally not subject to obsolescence within the lease term. By utilizing dedicated marketing teams to service and expand its penetration within a particular industry, the Company is able to develop long-term relationships with Equipment Providers, which generates a continuing source of new lease originations. The Company maintains a diversified portfolio in order to minimize its credit exposure to any single industry or individual lessee. As of June 30, 1997, no single industry accounted for more than 12.2% of the Company's portfolio of leases serviced and no single lessee accounted for more than 3% of its portfolio of leases serviced. The average annualized yield on the Company's portfolio of leases serviced for the six months ended June 30, 1997 was 12.7%. For leases originated in the first six months of 1997, the average contractual yield was 12.4%, the average term was 44 months, and the average equipment cost was $39,200.

     The Company attributes its strong financial performance to adherence to a consistent operating strategy. The Company's operating strategy is to: i) provide on-going, high quality service and support to Equipment Providers and lessees; ii) maintain strong credit quality; iii) access low-cost funding through securitizations; and iv) maintain efficient operations and relatively low overhead costs. The Company believes that its operating strategy provides multiple opportunities for continued growth. The Company's growth strategy is to: i) finance additional types of equipment in industries it currently serves;
ii) develop strategic alliances with leading Equipment Providers to finance a higher share of their equipment sales; iii) continue expansion within its existing industries throughout the United States and Canada; iv) generate additional equipment and non-equipment financing from its existing lessees and from referral sources; v) pursue selected acquisitions of other companies to expand in existing and enter into new industries; and vi) develop relationships in new industries. As part of its expansion strategy, in June 1997, the Company acquired the assets of Commercial Capital, a specialized commercial lease finance company located near Kansas City, Missouri.

COMMERCIAL FINANCE INDUSTRY

     The equipment financing industry in the United States has grown rapidly during the last decade and includes a wide range of entities that provide funding for the purchase of equipment. According to research by the ELA using United States Department of Commerce data, the financing of capital equipment by businesses through leasing increased from approximately $122 billion in 1992 to approximately $169 billion in 1996, and represented approximately 30% of the $563 billion spent on productive assets in 1996.

     The Company believes that "small ticket" equipment leasing is one of the most rapidly growing segments of the industry primarily due to: (i) the increasing acceptance of leasing by small and medium-sized businesses as a means of financing the acquisition of capital equipment; (ii) the consolidation of the banking industry, which has led to diminished service to small and medium-sized businesses; and (iii) the recognition by small and medium-sized businesses that specialized lease financing companies, such as T&W, can provide faster and more direct services than traditional financial institutions.

OPERATING STRATEGY

     The Company has operated its business based on adherence to a strategy that stresses a high level of customer service, strong credit quality, low-cost funding and efficient operations.

     CUSTOMER SERVICE. The Company strives for excellence in service to Equipment Providers and lessees. The Company encourages high-quality service by providing its employees with monthly economic incentives tied to this goal. A key aspect of the Company's customer service is its ability to process and respond to credit applications rapidly. T&W's application process is designed to be simple and easy to understand. The Company typically approves transactions under $50,000 within 1 to 2 business days and approves transactions greater than $50,000 within 3 to 5 business days.

     The Company is also flexible and willing to work with potential lessees to create customized financing packages. The Company's expertise within selected industries allows the Company to customize its leases to fit the needs of lessees and allows Equipment Providers to offer integrated sale and financing transactions. For example, in industries that are seasonal in nature, a step payment plan may be adopted which ties lease payments to the seasonal nature of the industry. The term of the Company's leases are also variable, ranging from 12 to 84 months.

     STRONG CREDIT QUALITY. The Company concentrates on "prime credits," which it defines as lessees that have been under the same ownership for at least 10 years and have a record of meeting their financial obligations. See
"-- Underwriting." As a credit lender, T&W believes it has differentiated itself from many commercial finance companies which are asset-based lenders. T&W bases its credit decisions primarily on the creditworthiness of the lessee and the lessee's owners rather than the value of the equipment financed. The Company believes its focus on the creditworthiness of its lessees, plus careful underwriting, have resulted in a high return on its assets.

     LOW COST FUNDING. Securitizations have provided the Company with a relatively low cost of funds to purchase the equipment that it leases. The Company believes that it was one of the first independent leasing companies to enter into the asset-backed securitization market by completing a $12.1 million securitization. Through June 30, 1997, the Company has raised $196.9 million through securitizations. In the Company's fifth securitization the subordination level was 8% and the spread was 65 basis points over comparable United States Treasury Securities.

     OPERATING EFFICIENCY. In addition to providing a high degree of customer service, the Company believes that operating efficiency is a key factor in achieving high profitability. Operating efficiency is enhanced by the Company's focus on marketing through Equipment Providers in selected industries, maintaining strong credit quality and centralizing its operations.

GROWTH STRATEGY

     The Company's objective is to become one of the leading providers of equipment lease financing to small and medium-sized businesses in specific industries. The Company believes that it has significant opportunities to expand its operations as spending on equipment rises and small and medium-sized businesses increasingly use leasing to finance equipment purchases. The Company's specific strategies for achieving growth are:

     INCREASED EQUIPMENT FINANCING WITHIN INDUSTRIES. Within certain industries, the Company has strong relationships with Equipment Providers but these Equipment Providers may only provide a portion of the equipment utilized in the particular industry. The Company believes its expertise in certain industries provides opportunities to develop relationships with other Equipment Providers, thereby expanding the types of equipment financed within a particular industry. For example, in the horticulture industry the Company provides financing for horticulture automation equipment, and has recently begun financing other types of horticulture equipment, such as greenhouses.

     STRATEGIC ALLIANCES WITH EQUIPMENT PROVIDERS. The Company is working to develop strategic alliances with selected Equipment Providers through its "Sales Maximizer Program." The program would involve the formation of a joint venture between the Company and an Equipment Provider. The joint venture would purchase equipment from the Equipment Provider and then lease the equipment to the lessee. The Sales Maximizer Program would be beneficial to the Company and the Equipment Provider because it would allow both to realize certain tax benefits, enable the Equipment Provider to increase sales and customer allegiance, and allow the Company to enhance its relationship with the Equipment Provider, increase its share of the Equipment Provider's sales and initiate relationships with new lessees. In connection with the program, the Equipment Provider would assume a portion of the residual and remarketing risks on the financed equipment. As of September 25, 1997, the Company has developed a strategic alliance with an Equipment Provider. See "Risk Factors -- New Product Offerings."


     GEOGRAPHIC EXPANSION. While the Company currently finances equipment throughout the United States and Canada, in many cases its relationships with Equipment Providers in particular industries have been regionally focused. The Company plans to expand its regional participation in certain industries nationwide and in Canada. For example, the Company had traditionally dealt with independent grocery cooperatives primarily in the Northwest, but over the last several years has begun to develop relationships with independent grocery cooperatives in other regions based on its expertise in this industry. T&W's most significant presence is in the States of Washington, California, Texas and New York, representing approximately 34%, 9%, 5% and 4%, respectively, of the Company's portfolio of leases serviced as of June 30, 1997. See "Risk Factors -- Geographic and Industry Concentration Risks."

     EXPANDED MARKETING TO EXISTING LESSEES. Although the Company has experienced significant repeat business through its relationships with Equipment Providers, the Company believes opportunities exist to expand originations with current and past lessees, both through the financing of additional equipment purchases and through the introduction of financing to support other areas of their businesses that may not be associated with their current leases, such as loans for facility construction or expansion. As of June 30, 1997, the Company had an aggregate of $1.7 million outstanding in such non-lease financing solely in the independent grocery store industry. See "Risk Factors -- Risks Associated with New Product Offerings.

     ACQUISITIONS. Where appropriate, the Company plans, as part of its expansion strategy, to pursue acquisitions of other finance companies such as its acquisition of Commercial Capital. The Commercial Capital acquisition will enable the Company to expand its presence in the independent grocery store industry, particularly in the Midwest where Commercial Capital is seeking to develop a strong relationship with a national grocery wholesaler. See "-- Recent Acquisition." The Company intends to target acquisition opportunities that will enable it to build upon existing industries or enter into new industries. Additionally, the Company believes it can utilize its access to relatively lower cost of funds to enhance the financial performance of acquired companies. Currently, the Company has not targeted any other specific acquisitions. See "Risk Factors -- Acquisition Risks."

     RELATIONSHIPS IN NEW INDUSTRIES. The Company is constantly investigating opportunities to develop relationships in new industries, including but not limited to aviation support, water well drilling and automobile franchises. The Company intends to focus on new industries that provide potential for growth while maintaining credit quality.

MARKETING

     Approximately 46.2% of the Company's portfolio of leases serviced consist of leases in selected industries where the Company has focused its marketing efforts:

                 PORTFOLIO OF LEASES SERVICED AT JUNE 30, 1997

                                                                        PERCENTAGE OF
                               INDUSTRY                                 PORTFOLIO(1)
    --------------------------------------------------------------  ---------------------
    Selected Industries...........................................                  46.2%
      Fast Food Franchises........................................   12.2%
      Independent Grocery Stores..................................   10.6%
      Funeral Homes...............................................    8.6%
      Hospitality.................................................    8.5%
      Liquid Waste Disposal.......................................    3.9%
      Horticulture................................................    2.4%
    Other Industries..............................................                  53.8%
                                                                                   ------
                                                                                   100.0%

---------------

(1) Percentages are approximate and are based upon Standard Industrial Classification codes.

     SELECTED INDUSTRIES. The Company focuses its marketing efforts in specific industries where it develops direct relationships with Equipment Providers. Relationships with Equipment Providers are based on informal arrangements whereby T&W generally does not pursue relationships with competitors of the Equipment Provider and the Equipment Provider generally does not promote competitive sources of equipment financing. The Company provides marketing materials to Equipment Providers which include the specific Equipment Provider's name and promote leasing from T&W as a cost-effective method of financing equipment purchases. The marketing representatives of the Equipment Providers then use such marketing materials as part of their overall sales presentation.

     The Company believes that it has developed strong relationships with Equipment Providers by providing lessees with excellent customer service, including a rapid response to credit applications and flexible lease terms that are tailored to the specific needs of lessees. Equipment Providers benefit from the Company's knowledge of and active participation in their businesses, including joint marketing efforts and attendance at industry trade shows. As a result, many of the Equipment Providers are continuing sources of a significant amount of leases originated by the Company. The principal industries where the Company has relationships with Equipment Providers include fast food franchises, independent grocery stores, funeral homes, hospitality, liquid waste disposal and horticulture. Although the Company does not currently rely on brokers to originate leases it may choose to do so in the future. See "Risk
Factors -- Relationships with Equipment Providers."

        Fast Food Franchises. Since 1992, the Company has originated equipment leases to recognized fast food franchises, including Mrs. Fields and Subway. T&W is an approved lender for these franchises. Typically, the franchisor provides not only the equipment necessary for the franchisee's business, but also access to potential financing sources for such equipment. Such equipment includes ovens, fryers, refrigeration units and point of sale equipment. The Company believes that the nature of the franchisor/franchisee relationship reduces the risk that the Company will suffer losses on leases to fast food franchisees because the franchisor is generally motivated to find a replacement if the franchisee does not perform. At June 30, 1997, leases to fast food franchises represented 12.2% of the Company's portfolio of leases serviced.

        Independent Grocery Stores. The Company originates leases for the purchase of equipment for use by independent grocery stores. Such equipment includes refrigeration units, point of sale equipment and shelving as well as other essential equipment. According to the Progressive Grocer Annual Report published in April 1997, based on data from the National Grocers Association, there are currently 10,980 independent grocery stores in the United States and, at June 30, 1997, 90 independent grocery stores were lessees of T&W. At June 30, 1997, leases to independent grocery stores represented 10.6% of the Company's portfolio of leases serviced.

     Cooperative associations of independent grocery stores and independent grocery store wholesalers buy equipment directly from manufacturers at a discount for resale to independent grocery stores, allowing the independent grocer to purchase equipment at a price similar to that paid by supermarket chains. The Company has developed strong but non-exclusive relationships with several leading cooperatives and wholesalers, including Associated Foods and Super Valu. These cooperatives and wholesalers refer independent grocery stores to T&W, promoting it as one of their recommended financial service providers. The Company's relationship with cooperatives and wholesalers began in 1972 when Michael A. Price, the founder of the Company, started working with equipment manufacturers who provide equipment to cooperatives and wholesalers for resale to independent grocery stores. The Company actively participates in the independent grocery store industry through its membership in the National Grocers Association, Ohio Grocers Association and Oregon Grocery Industry Association, and its participation in industry trade shows.

     The Company has expanded its financing opportunities by providing financing not only for equipment purchases by independent grocery stores but also for facility construction and expansion. The Company believes that such expansion complements its existing leasing products and provides significant opportunities for additional financings for its existing lessees.

        Funeral Homes. The Company originates leases for operators of funeral homes. Since 1987, T&W has financed audio and visual equipment used by the funeral home industry, and currently is actively pursuing relationships with other Equipment Providers, such as manufacturers of hearses, crematory equipment and floral refrigeration units. The Company has attempted to increase its visibility in the industry through its participation in industry trade shows. At June 30, 1997, leases to businesses in the funeral home industry represented 8.6% of the Company's portfolio of leases serviced.

        Hospitality. Since 1987, the Company has originated leases from hoteliers and hotel franchisees for equipment acquisitions through its relationship with hotel management companies such as West Coast Hotels and hotel franchises such as Holiday Inns. Historically, the Company has financed telephone and reservation systems; however, recently the Company has begun to finance equipment for "food courts" comprising fast food franchises located in hotels. The Company actively participates in the hospitality industry through participation in industry trade shows. At June 30, 1997, leases to businesses in the hospitality industry represented 8.5% of the Company's portfolio of leases serviced.

        Liquid Waste Disposal. Since 1989, the Company has originated leases for the purchase of liquid waste disposal equipment, including storage containers ranging in size from portable toilets to portable holding tanks. The Company actively participates in liquid waste disposal industry trade shows and is a member of the Portable Sanitation Association International.

     T&W has developed a strong relationship with a leading manufacturer of portable toilets, which actively markets T&W to its customers. The Company is currently exploring the possibility of expanding its business with this manufacturer through its Sales Maximizer Program discussed above.

     The Company also originates leases for sewer and septic cleaning and maintenance equipment for franchisees. T&W is a recommended financing service company for a national sewer and septic cleaning and maintenance franchisor. At June 30, 1997, leases to businesses in the liquid waste disposal industry represented 3.9% of the Company's portfolio of leases serviced.

        Horticulture. The Company originates leases for the purchase of horticultural equipment from leading horticulture equipment manufacturers. The horticultural equipment is used by wholesale and retail nurseries to automate and expand their production. The Company actively participates in the horticulture industry through its membership in the Ohio Florist's Association as well as participation in industry trade shows. The Company has developed a strong relationship with a leading manufacturer of automated pot filling, planting and watering equipment. The Company has also begun leasing other types of equipment including greenhouses from other manufacturers. At June 30, 1997, leases to businesses in the horticulture industry represented 2.4% of the Company's portfolio of leases serviced.

     OTHER INDUSTRIES. Approximately 53.8% of the Company's portfolio of leases serviced consists of leases originated through direct contacts with Equipment Providers and equipment users in a wide variety of other industries as well as through referrals. The Company believes that it has the opportunity to develop significant new originations in other industries. The Company's marketing personnel are constantly developing contacts in new industries and expanding contacts within industries already serviced by the Company.

     In addition to its focus on specific industries, the Company originates leases based on referrals from existing lessees, regional and community banks, other financial institutions and other lessors, who are unwilling to provide financing to the lessee or may not have the underwriting, servicing or financial capability to do so. A number of regional and community banks refer business to the Company rather than refer the business to competing banks. The Company has developed strong relationships with a number of the regional and community banks and other financial institutions in the Northwest. The Company is a member of the Washington Bankers Association and actively participates in its conferences and meetings. A referral fee is paid to the referring bank or lessor.

RECENT ACQUISITION

     On June 2, 1997, the Company acquired substantially all of the assets and liabilities of Commercial Capital for approximately $5.5 million. Commercial Capital is an equipment leasing business located near Kansas City, Missouri which focuses on small ticket equipment leases. Commercial Capital's lease originations for the year ended October 31, 1996 totaled approximately $13.6 million. The acquisition expanded the Company's presence in the Midwest and the Company will continue to operate Commercial Capital's former office near Kansas City as a lease production facility.

     The purchase price was comprised of 10% cash and a promissory note for the remainder. The promissory note bears interest at 8%, and is payable in equal quarterly installments of principal and interest over a ten year period ending April 1, 2007. In addition, an amount equal to 15% of the purchase price is payable under (and subject to deduction from) the promissory note upon the one year anniversary date of the effective date of this Offering. The promissory note is secured by the acquired assets and guaranteed by the Company and by Michael A. Price, Thomas W. Price, Paul B. Luke and Kenneth W. McCarthy, Jr. The business combination has been accounted for utilizing the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon estimated fair values. The estimated fair value of assets acquired in the acquisition approximated $7.1 million, including intangible assets of approximately $2.2 million, and the estimated fair value of liabilities assumed approximated $1.6 million. Intangible assets recorded in purchase accounting are amortized over their respective estimated lives, which range from 5 to 10 years.

     In connection with the Company's acquisition of Commercial Capital, the Company entered into employment agreements with two principals of Commercial Capital, James R. Neese and Larry E. Rice. The employment agreements provide, among other things, that in the event that the Company completes the Offering the Company shall grant to each of Messrs. Neese and Rice an option to acquire 22,000 shares of Common Stock as of the effective date of the Offering at an exercise price equal to the initial public offering price. Such options shall vest 20% per year over a five year period and shall be governed by the terms and conditions of the Company's 1997 Stock Option Plan. See "Management -- Benefit Plans."

TERMS OF EQUIPMENT LEASES

     Substantially all equipment leases acquired or originated by the Company are non-cancelable by the lessee. During the term of the lease, the Company generally receives scheduled payments sufficient, in the aggregate, to cover the Company's borrowing costs and the costs of the underlying equipment and to provide the Company with an acceptable profit margin. The term of the lease is equal to or less than the equipment's estimated economic life and generally ranges from 12 to 84 months, with a weighted average initial term of 44 months for leases originated in the first six months of 1997.

     The standard terms and conditions of the Company's leases require lessees to: (i) use the equipment in a careful manner and make all necessary repairs;
(ii) bear the entire risk of loss, theft, damage or destruction of the equipment; (iii) insure the equipment against loss, theft, damage or destruction; (iv) pay all charges and taxes associated with the equipment; and
(v) make all scheduled contract payments regardless of loss, theft, damage or destruction of the equipment. The Company's standard forms of lease provide that in the event of a default by the lessee, the Company may, at its election: (i) repossess and remove the equipment for re-lease or subsequent sale; (ii) require the lessee, at its expense, to return the equipment in good repair to such place as the Company may specify; (iii) cancel or terminate the lease and retain any and all prior payments; (iv) accelerate the future payments due under the lease; and (v) sue for and recover from the lessee the sum of all unpaid rents and other payments due under the lease then accrued. All additions, repairs or improvements made to the equipment, regardless of the source of payment, are automatically incorporated into and deemed a part of the equipment and belong to the Company.

     Generally, the Company requires the lessee and its owners to guarantee that the Company will receive a specific amount of proceeds upon sale of the underlying equipment at the end of the lease term. The terms of the guarantee require the lessee to pay the Company in cash any deficiency between the guaranteed amount of sale proceeds and the actual amount of sale proceeds. See "Risk Factors -- Residence Value Risk."

UNDERWRITING

     The Company has developed credit underwriting procedures and policies that it believes are effective in identifying creditworthy lessees and minimizing the risks of delinquencies and charge-offs. The Company reviews individual leases for compliance with lease underwriting guidelines prepared by the Company's Credit Committee, currently consisting of the Company's Chairman, President and Assistant Vice President-Credit Operations.

     CREDIT PROCEDURES. The lessee approval process begins with the submission by the lessee of a credit application, at which time the Company conducts its own independent credit investigation through recognized commercial credit reporting agencies such as Dun & Bradstreet, Equifax, Inc. and Experian. The credit application is then reviewed by the Assistant Vice President-Credit Operations. Credit applications involving more than $40,000 but less than $100,000 must be reviewed by two members of the Company's Credit Committee, and transactions involving more than $100,000 must be reviewed by all three members of the Credit Committee.

     In order to provide prompt service, the Company generally approves the application within 1 to 2 business days of receipt if the transaction is for less than $50,000 and within 3 to 5 business days if the transaction is for $50,000 or more. The Company believes the response time for approval of a credit application is usually important to the lessee, because the Company's leases typically involve equipment important to the operation of the lessee's business.

     After an application has been approved, the Company requires receipt of signed documents on the Company's standard forms, or other pre-approved forms, before funding. Once the equipment is shipped and installed, the Equipment Provider invoices the Company, and thereafter the Company's funding and documentation department verifies that the lessee has received and accepted the equipment. Upon the lessee's authorization of payment to the Equipment Provider, the lease is forwarded for funding, accounting and billing.

     CREDIT POLICIES. The Company's lease underwriting guidelines generally require verification of the lessee's time in business (10 years is the preferred minimum), corporate name, bank account information, a credit investigation of the personal credit of the owners, partners or principals of the lessee, and at least three trade references. Most credit applications are evaluated under a credit grading model which serves as an indicator for further evaluation by the Company's Credit Committee.

     The Company's credit grading model is based on the following factors relating to the lessee: (i) length of time in business; (ii) primary standard industrial classification code number or industry classification; (iii) the average balance in the lessee's bank account generally over the last three months; (iv) the bank's rating of the customer; (v) bank loan payment history;
(vi) length of relationship with the bank; (vii) trade payment history; (viii) length of relationship with trade references; (ix) landlord payment history; (x) the lessee's status with the Secretary of State of its state of incorporation;
(xi) personal credit history of the lessee's owner(s) or principal(s); (xii) the lessee's Dun & Bradstreet rating; and (xiii) the payment history with the

Company, if any. Each factor is allocated a score from one through five by the Company. After scoring each factor, an average is taken of the scores for each of the factors. If the average is three or greater the Company will generally approve the credit application. If the average is less than three, the Company may still evaluate the credit application based on a determination by the Company's Assistant Vice President -- Credit Operations. However, the application must be further evaluated by an additional member of the Company's Credit Committee, who may approve or deny the credit application.

     Transactions involving more than $50,000 also require the submission of two years of financial statements and an interim financial statement. If year-end financial statements are not audited or reviewed, corresponding tax returns are required. Personal tax returns of the owners or principals of the lessees are also required. Transactions involving $75,000 or more require an additional year of financial statements. In addition, the Company evaluates certain financial aspects of the lessee specific to the particular transaction, including its debt to equity ratios, cash flow and equity coverage, assets, sales, inventory, accounts receivable and accounts payable, based on industry standards formulated by Robert Morris and Associates. The Company generally requires personal guarantees by the principals or owners of the lessee, including guarantees of the amount of sale proceeds from the underlying equipment at the end of the lease term.

     The Company adheres to strict guidelines in order to preserve lessee and industry diversity within its portfolio of leases serviced, thus minimizing the risk associated with lessee location, lessee obligation and industry cycles. Diversification standards are also imposed by the Company's securitization programs. As of June 30, 1997, no single industry accounted for more than 12.2% of its portfolio of leases serviced and no single lessee accounted for more than 3% of the Company's portfolio of leases serviced. In connection with the Company's securitizations, reviews of the Company's underwriting standards and procedures are conducted by insurers and rating agencies.

SERVICING AND ADMINISTRATION

     The Company's strategy has been to retain the servicing rights for substantially all of the leases it originates. The Company's lease servicing activities generally include: billing; collecting and remitting lease payments; contacting delinquent obligors; handling obligor defaults; recording security interests; investor and securitization reporting; portfolio management reporting; conducting foreclosure proceedings; disposing of foreclosed properties and otherwise administering the leases. As of June 30, 1997, the Company serviced over 7,200 leases.

     The Company receives a monthly servicing fee for all leases, plus late fees, if any, which are collected from monthly lease payments.

     The following table sets forth information regarding the Company's portfolio of leases serviced:

                                                                                                                   AT OR FOR THE
                                                                                                                  SIX MONTHS ENDED
                                                      AT OR FOR THE YEAR ENDED DECEMBER 31,                           JUNE 30,
                                 -------------------------------------------------------------------------------- ----------------
                                      1992            1993            1994            1995             1996             1997
                                 --------------- --------------- --------------- --------------- ---------------- ----------------
                                                                      (DOLLARS IN THOUSANDS)
                                 AMOUNT    NO.   AMOUNT    NO.   AMOUNT    NO.   AMOUNT    NO.    AMOUNT    NO.    AMOUNT    NO.
                                 -------  ------ -------  ------ -------  ------ -------  ------ --------  ------ --------  ------
Balance, beginning of period.... $23,518   1,600 $21,649   1,610 $38,436   2,554 $61,797   3,517 $ 97,772   4,086 $148,086   6,983
Originations(1).................  9,833      711 21,703      993 34,290    1,488 55,348    1,370   80,638   3,630   49,245   1,257
Runoff.......................... 11,702      701  4,916       49 10,929      525 19,373      801   30,324     733   22,602     985
                                 -------   ----- -------   ----- -------   ----- -------   ----- --------   ----- --------   -----
Balance, end of period(2)....... $21,649   1,610 $38,436   2,554 $61,797   3,517 $97,772   4,086 $148,086   6,983 $174,729   7,255
                                 =======   ===== =======   ===== =======   ===== =======   ===== ========   ===== ========   =====

---------------

(1) Represents the equipment cost (or the acquisition cost in the case of Commercial Capital) for leases originated during the period.

(2) Represents the aggregate of minimum lease payments, excluding residual values, under all leases serviced by the Company and either held as direct financing leases or sold.

COLLECTION PROCEDURES AND POLICIES

     The Company manages its risk of credit losses through adherence to its underwriting guidelines and prompt and diligent collection procedures. All collection activity is entered into a computerized collection system with activity notes entered directly into the collection system in order to facilitate routine collection activity. Collectors have available at their computer terminals the latest status and collection history on each account.

     The Company's practice with respect to collections is as follows: on the day on which a lease becomes 10 days delinquent, T&W's credit and collection review system generates a computerized late notice which is sent directly to the lessee. Telephone contact is normally initiated when an account is 15 days past due, but may be initiated more quickly. A late charge is assessed to the lessees 20 days after the payment due date. When an account becomes 30 days past due, a default letter is sent to the lessee and to anyone providing personal guarantees on the lease. An acceleration letter is sent to all lessees and guarantors when a lease becomes 40 days past due. Telephone contact is continued throughout the delinquency period. Accounts which become over 90 days past due are subject to repossession of the equipment and action by the Company's agencies and attorneys. The Company utilizes two outside companies who specialize such collection proceeding and have been working for the Company for the last 12 years. Prior to being charged-off (which is generally prior to the lease being 180 days delinquent), each lease is evaluated on the merits of its specific circumstances, with consideration of the value of the equipment as well as the current financial strength of the lessee and guarantors.

     The following table sets forth certain information with respect to the Company's delinquent leases:

                                                      DECEMBER 31,                           JUNE 30,
                                 -------------------------------------------------------     --------
                                  1992        1993        1994        1995        1996         1997
                                 -------     -------     -------     -------     -------     --------
Delinquencies as a percentage
  of portfolio of leases
  serviced
31-60 days past due............    4.40%       2.50%       2.52%       1.50%       2.89%        1.19%
61-90 days past due............    1.40%       0.31%       0.42%       0.86%       1.38%        1.24%
91-120 days past due...........    0.47%       0.10%       0.15%       0.78%       0.32%        0.98%
Over 120 days..................       --       0.99%       0.90%          --       1.04%        0.96%
                                 -------     -------     -------     -------     -------      -------
Total..........................    6.27%       3.90%       3.99%       3.14%       5.63%        4.37%
                                 =======     =======     =======     =======     =======      =======

     As a result of the Company's credit underwriting policies and collection procedures, the Company's net chargeoffs of delinquent leases as a percent of the net investment in leases has been generally low. The following table sets forth certain information with respect to the Company's net charge-offs:

                                                                                               SIX
                                                                                              MONTHS
                                                                                              ENDED
                                                 YEAR ENDED DECEMBER 31,                     JUNE 30,
                                 -------------------------------------------------------     --------
                                  1992        1993        1994        1995        1996         1997
                                 -------     -------     -------     -------     -------     --------
Gross charge-offs..............    1.21%       0.53%       0.29%       0.49%       1.53%        0.31%
Recoveries.....................   (0.85%)     (0.44%)     (0.27%)     (0.10%)     (0.89%)      (0.04%)
                                 -------     -------     -------     -------     -------      -------
Net charge-offs(1).............    0.36%       0.09%       0.02%       0.39%       0.64%        0.27%
                                 =======     =======     =======     =======     =======      =======

---------------

(1) Represents charge-offs (reduced by recoveries), divided by the respective period's average minimum lease payments, including residuals, under all leases serviced by the Company and either held as direct financing leases or sold. Interim data is provided on an annualized basis.

     The allowance for credit losses is maintained by the Company at a level that it believes is sufficient to absorb probable losses. The Company determines the adequacy of the allowance based upon reviews of individual leases, historical loss experience, current economic conditions, the known and inherent risk characteristics of the various categories of leases and other pertinent factors. Leases determined uncollectible are charged to the allowance. Provisions for losses and recoveries on leases previously charged-off are added to the allowance.

MANAGEMENT INFORMATION SYSTEM

     The Company's servicing operations are currently operated on a local area network. Management continually evaluates the need to update and expand its current systems. Such program includes upgrading and enhancing the Company's current software application programs. The Company is evaluating certain document imaging technologies and direct Internet communications with Equipment Providers and lessees. Such technology would allow Equipment Providers and lessees to communicate directly with the Company, including submitting lease applications, checking the status of applications and leases and printing documents remotely. Management believes that such technologies will increase the efficiency of the Company's underwriting and servicing operations.

SERVICE MARK

     "T&W" is a service mark of the Company and is registered for use in the United States. The Company's name is regarded as a valuable asset.

COMPETITION

     The "small ticket" equipment leasing market is highly competitive. The Company competes with a number of national, regional and local finance companies, Equipment Providers that provide financing for the sale or lease of equipment themselves and traditional financial services companies, such as commercial banks and savings and loan associations, many of whom possess substantially greater financial, marketing and operational resources than the Company. In addition, the Company's competitors and potential competitors include many larger, more established companies which may have a lower cost of funds than the Company and access to capital markets and to other funding sources that may be unavailable to the Company.

EMPLOYEES

     At June 30, 1997, the Company had 48 full-time employees, of which 12 were engaged primarily in marketing and product origination, 15 were engaged primarily in servicing and the remaining were engaged in various other clerical and administrative functions. Of the total number of employees at such date, 35 were located at the Company's headquarters in Tacoma, Washington, and 13 were located at facilities near Kansas City, Missouri. None of the Company's employees is subject to a collective bargaining agreement, and the Company believes that its relations with its employees are good.

PROPERTIES

     Presently, the Company's corporate headquarters are located in a leased office space of approximately 7,800 square feet at 6416 Pacific Highway East, Tacoma, Washington. The lease is between the Company and Michael A. Price. The lease terminates on December 31, 1997, and requires monthly rental payments of $8,500. The Company believes that the construction of the Company's new corporate headquarters which will be located in a leased space of approximately 25,000 square feet at the same premises, which will be completed by June 30, 1998. The lease on the new premises will also be with Michael A. Price, and the Company expects that the lease will extend through March 2003, and that the monthly rental payments will be approximately $28,125. The Company will continue to lease its existing space as well as the new premises. See "Certain Transactions -- Officers and Directors."

     The Company also leases an aggregate of approximately 2,800 square feet of space for two adjoining facilities near Kansas City, Missouri. The leases on these facilities require aggregate monthly rental payments of $3,020 and expire on October 31, 2001.

     The Company believes that its current and new facilities will provide adequate space for its future needs.

LEGAL PROCEEDINGS

     On February 28, 1997, the Company filed a complaint in Pierce County Superior Court in Tacoma, Washington against several parties, asserting claims for breach of contract, fraud and negligence in a lease transaction. The Company is alleging joint and several liability and is seeking approximately $940,000 plus interest and legal fees. See Note 7 to T&W Financial Corporation and Affiliates Financial Statements.

     In addition to the litigation noted above, the Company is, from time to time party to various claims, lawsuits, and administrative proceedings arising in the ordinary course of business. Although the ultimate dispositions of legal proceedings cannot be predicted with certainty, to the best knowledge of the Company, there is no litigation or claim threatened against the Company that is likely to have a material adverse effect on its business, financial condition or results of operations. See "Risk Factors -- Dependence on Creditworthiness of Lessees and Portfolio Performance."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The name, age and position of each person who is an executive officer or director of the Company is as follows:

          NAME               AGE                              POSITION
-------------------------    ---     ----------------------------------------------------------
Michael A. Price             52      Chief Executive Officer and Chairman of the Board
Thomas W. Price              34      President and Director
Kenneth W. McCarthy, Jr.     56      Senior Vice President, General Counsel and Director
Paul B. Luke                 41      Senior Vice President, Chief Financial Officer, Secretary,
                                     Treasurer and Director
Kenneth L. Hatch             62      Director
David N. Syferd              52      Director

     Michael A. Price has served as Chief Executive Officer and Chairman of the Board of the Company and its predecessors since its formation in 1976. Prior to 1976, Mr. Price was a Vice President of International Finance, an independent leasing company. Mr. Price was one of the founders, and is a director, of the United Association of Equipment Lessors ("UAEL"), a national association of leasing companies.

     Thomas W. Price is the son of Michael A. Price and has served as President of the Company and its predecessors since 1996. Mr. Price has also served as a director of the Company since 1991. He was Vice President, Secretary and Treasurer of the Company from 1992 through 1995, and has been employed by the Company since 1982. Mr. Price received his B.S. in Finance and Economics from Central Washington University.

     Kenneth W. McCarthy, Jr. was elected a director of the Company and was appointed Senior Vice President and General Counsel in July 1996. Mr. McCarthy is a principal with the law firm of McCarthy & Hogan, P.S. which has performed general legal services for the Company from time to time since 1991. Mr. McCarthy received his B.S. in Chemistry from Seattle University and his J.D. from Gonzaga University.

     Paul B. Luke joined the Company in July 1996 as Senior Vice President and Chief Financial Officer. He was elected a director of the Company in July 1996. From 1993 through June 1996, Mr. Luke was with the accounting firm of BDO Seidman, LLP, where he was most recently a partner responsible for the structured finance and equipment leasing practice group. Mr. Luke worked extensively on assisting BDO Seidman clients in securitizations. Prior to 1993, Mr. Luke owned an accounting firm, besides being an associate for a Washington based accounting firm. Mr. Luke received his B.S. in Accounting and Economics from Nebraska Wesleyan University, his J.D. from the University of Pittsburgh and his M.B.A. from Pepperdine University.

     Kenneth L. Hatch has been a director of the Company since July 1997. Since February 1996, he has served as the President of The Pacific Institute, a corporate consulting firm. From February 1995 through February 1996, Mr. Hatch was a Senior Vice President of AH Belo. From 1980 through 1995, Mr. Hatch served as Chairman, President and Chief Executive Officer of KIRO, Inc., a division of Bonneville International Corporation. From 1980 through 1995, Mr. Hatch also had additional responsibilities as Senior Vice President of Bonneville International Corporation. Mr. Hatch received his B.S. in Business and Finance from the University of Utah.

     David N. Syferd has been a director of the Company since July 1997. Mr. Syferd has been a partner in the Seattle based advertising/public relations agency of KNCF/Dave since its formation in 1995. From 1981 through 1995, Mr. Syferd was the chairman of Elgin Syferd/DDB Needham. Mr. Syferd received his B.S. in Political Science in 1967 from Whitworth College.

COMPENSATION OF DIRECTORS

     Prior to the Offering, members of the Board of Directors of the Company have not received compensation for their services as directors. Following the closing of this Offering, each director who is not an officer will receive a quarterly fee of $750 and an additional fee of $250 for each meeting of the Board or committee attended other than regular quarterly meetings of the Board and an annual meeting of each committee. Each director who is not an officer will also receive 50 shares of Common Stock for attendance at each meeting of the Board pursuant to the Company's 1997 Director Stock Grant Plan. The Company will continue to reimburse all directors for all travel-related expenses incurred in connection with their activities as directors. See
"-- Benefit Plans."

BOARD COMMITTEES

     In connection with the Offering, the Company is forming two new committees of the Board, the Audit Committee and the Compensation Committee. The members of the Company's Audit Committee will be Messrs. Hatch, Syferd and Luke. The Audit Committee's functions will include reviewing the Company's internal accounting procedures and consulting with and reviewing the services provided by the Company's independent auditors. The members of the Company's Compensation Committee will be Messrs. Hatch, Syferd and Michael A. Price. The Compensation Committee will review and recommend to the Board the compensation and benefits to be provided to the Company's officers and key employees and review general policy matters relating to employee compensation and benefits. During 1996, all compensation for the Company was determined by Michael A. Price, the Company's Chief Executive Officer, and Thomas W. Price, the Company's President, because the Company had not yet established a Compensation Committee.

BENEFIT PLANS

     1997 STOCK OPTION PLAN. The Company's 1997 Stock Option Plan (the "1997 Stock Option Plan") was adopted by the Board of Directors and approved by the shareholders on July 22, 1997. The 1997 Stock Option Plan is designed as a means to retain and motivate employees, directors and consultants. A total of 1,000,000 shares of Common Stock has been reserved for issuance under the 1997 Stock Option Plan. The 1997 Stock Option Plan provides for grants of incentive stock options to employees and nonstatutory stock options to employees, officers, directors and consultants of the Company. The 1997 Stock Option Plan will be administered by the Board of Directors or by a committee appointed by the Board, which will select optionees and determine the terms of options granted, including the exercise price, the number of shares subject to the option and the vesting provisions thereof. The terms of incentive stock options granted under the 1997 Stock Option Plan generally may not exceed ten years.

     As of the date of this Prospectus no options are outstanding under the 1997 Stock Option Plan. In connection with the Company's acquisition of Commercial Capital, the Company entered into employment agreements with two principals of Commercial Capital, James R. Neese and Larry E. Rice. The employment agreements provide that upon completion of the Offering, the Company shall grant to each of Messrs. Neese and Rice an option to purchase 22,000 shares of Common Stock at an exercise price per share equal to the initial public offering price. Such options will be issued under the 1997 Stock Option Plan and will vest ratably over a five year period.

     1997 EMPLOYEE STOCK PURCHASE PLAN. The Company's 1997 Employee Stock Purchase Plan (the "1997 Stock Purchase Plan") was adopted by the Board of Directors and approved by the shareholders on July 22, 1997. A total of 100,000 shares of Common Stock has been reserved for issuance under the 1997 Stock Purchase Plan. The 1997 Stock Purchase Plan, which is intended to qualify under
Section 423 of the Internal Revenue Code of 1986, as amended, is administered by the Board of Directors or by a committee appointed by the Board. Employees (including officers and employee directors of the Company) are eligible to participate if they have been employed for more than six months in any calendar year and are customarily employed for at least 20 hours per week. The 1997 Stock Purchase Plan will become effective after the closing of the Offering. No employee is eligible to participate if that employee owns, or after a proposed purchase under the 1997 Stock Purchase Plan would own, five percent more of the voting stock of the Company. The 1997 Stock Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions. The purchase price of the Common Stock under the 1997 Stock Purchase Plan will be equal to 85% of the fair market value per share of Common Stock.

     1997 DIRECTOR STOCK GRANT PLAN. The Company's 1997 Director Stock Grant Plan was adopted by the Board of Directors and approved by the shareholders on July 22, 1997. A total of 10,000 shares of Common Stock has been reserved for issuance under the 1997 Director Stock Grant Plan. Under the 1997 Director Stock Grant Plan, each individual who is a director of the Company who has not been an officer of the Company during the preceding 12 months shall be awarded 50 shares of Common Stock for attendance at each annual, quarterly or special meeting of the Board. The 1997 Director Stock Grant Plan is administered by the Board of Directors.

EXECUTIVE COMPENSATION

     The following table sets forth all information regarding the annual compensation during fiscal year 1996 for the Company's Chief Executive Officer and those officers of the Company who received compensation in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                        LONG-TERM
                                                                                       COMPENSATION
                                                                                          AWARDS
                                                       ANNUAL COMPENSATION           ----------------
                                                 -------------------------------     NUMBER OF SHARES
                   NAME AND                                       ALL OTHER             UNDERLYING
              PRINCIPAL POSITION                  SALARY      COMPENSATION(2)(3)         OPTIONS
-----------------------------------------------  --------     ------------------     ----------------
Michael A. Price...............................  $141,750          $666,432                    --
  Chairman of the Board and Chief Executive
  Officer
Thomas W. Price................................  $481,000          $207,000                    --
  President
Kenneth W. McCarthy, Jr.(1)....................   $77,940           $82,500               147,900
  Senior Vice President and General Counsel
Paul B. Luke (1)...............................   $77,940           $82,500               147,900
  Senior Vice President, Chief Financial
  Officer, Treasurer and Secretary

---------------

(1) Employment commenced July 1, 1996.

(2) Includes management and consulting fees paid to PLM, the members of which are Michael A. Price, Thomas W. Price, Kenneth W. McCarthy, Jr. and Paul B. Luke. See "Certain Transactions -- P.L.M. Consulting Group, L.L.C." Includes lease origination related commissions of $438,432 to Michael A. Price.

(3) Does not include distributions from pass-through entities.

     T&W Financial Corporation has entered into an agreement with PLM pursuant to which PLM will provide the Company with the services of Michael A. Price, Thomas W. Price, Paul B. Luke and Kenneth W. McCarthy, Jr. to act as executive officers of T&W Financial Corporation. Under the agreement, PLM is entitled to an annual base fee of $1,440,000 and an annual bonus equal to 35% of T&W Financial Corporation's annual audited after tax return on equity in excess of 20%, with proportionate reductions in the event that any of such individuals ceases to be an executive officer of T&W Financial Corporation. See "Certain Transactions -- P.L.M. Consulting Group, L.L.C."

     STOCK OPTIONS. In July 1997, Paul B. Luke and Kenneth W. McCarthy, Jr. each exercised options for 147,900 shares of the Common Stock of the Company. Messrs. Luke and McCarthy each paid for the exercise price of such options with a promissory note payable to the Company. As of August 1, 1997, the aggregate amount outstanding for each of Messrs. Luke and McCarthy, under their respective promissory notes was $581,079 with interest at 8% payable annually. All of the unpaid interest and principal under the promissory notes will be paid in full upon the closing of the Offering with proceeds received from the sale of shares of Common Stock individually offered by Messrs. Luke and McCarthy. Such options were granted in July 1996 at an exercise price equal to the fair market value of the Common Stock. See Notes 6 and 9 to the T&W Financial Corporation and Affiliates Financial Statements.

                              CERTAIN TRANSACTIONS

T&W FUNDING COMPANY VI, L.L.C.

     Michael A. Price, Thomas W. Price and PLM own all of the membership interests of T&W Funding Company VI, L.L.C. ("Funding VI"). As a result of the Restructuring, T&W Financial Corporation will own an 85% membership interest in T&W Financial Services Company L.L.C., (the "LLC") and Funding Company VI will own the remaining 15% membership interest in the LLC. Profits and losses of the LLC will be allocated to T&W Financial Corporation and Funding Company VI in accordance with their respective ownership of the LLC; however, 99% of the deductions or losses associated with secured lines of credit or other recourse liabilities of the LLC will be allocated to Funding Company VI, whose principals will guarantee such liabilities. See "Risk Factors -- Potential Conflicts of Interest Between the Company and Certain Affiliates" and "The Restructuring."

P.L.M. CONSULTING GROUP, L.L.C.

     Michael A. Price, Thomas W. Price, Paul B. Luke and Kenneth W. McCarthy, Jr. own all of the membership interests of P.L.M. Consulting Group, L.L.C. ("PLM"). PLM provides consulting services to, and holds certain investments in, other companies, including companies in the specialized commercial finance industry. The Company and PLM are parties to a management services arrangement, which commenced in July 1996, pursuant to which PLM provides management, accounting, financial and other advisory services to the Company. The amounts paid by the Company to PLM under such arrangement were $600,000 for the six months ended June 30, 1997 and $600,000 for the year ended December 31, 1996, respectively. Such arrangement will be terminated upon the closing of the Offering. See "Management -- Executive Compensation."


     T&W Financial Corporation has entered into an agreement with PLM pursuant to which PLM will provide the Company with the services of Michael A. Price, Thomas W. Price, Paul B. Luke and Kenneth W. McCarthy, Jr. to act as executive officers of T&W Financial Corporation. Under the agreement, PLM is entitled to an annual base fee of $1,440,000 and an annual bonus equal to 35% of T&W Financial Corporation's annual audited after tax return on equity in excess of 20%, with proportionate reductions in the event that any of such individuals ceases to be an executive officer of T&W Financial Corporation. Messrs. M. Price, T. Price, McCarthy and Luke will each devote approximately 90% of their time to the Company's business. The agreement will become effective upon the closing of the Offering. See "Management -- Executive Compensation." The amounts paid by the Company to PLM would have been approximately $797,000 and $384,000 for the years ended December 31, 1996 and 1995, respectively.


     The Company and PLM are parties to a credit arrangement pursuant to which, PLM borrows amounts from time to time from third party lenders and advances such amounts to the Company at the same rate and on the same terms and conditions offered to PLM by its lenders. As of June 30, 1997, the outstanding principal balance and accrued interest under such arrangement was $1.65 million. The Company intends to use a portion of the net proceeds of the sale of shares of Common Stock by the Company in the Offering to repay all amounts outstanding under such arrangement and such arrangement will be terminated upon the closing of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     PLM owns substantially all of the membership interests of Bonney Lake Supermarket, LLC ("Bonney Lake"). Bonney Lake owns and operates an independent grocery store located in the Seattle area. The Company and Bonney Lake are parties to three lease agreements pursuant to which the Company leases certain equipment to Bonney Lake on standard market terms. The first lease was entered into in December 1996 with monthly lease payments of $4,000 for the first year, $8,000 for the second year, $11,000 for the third year, $15,000 for the fourth year and $19,000 for the fifth year. The second lease was entered into in February 1997 with monthly lease payments of $6,500 over a five year term. The third lease was entered into in May 1997 with monthly lease payments of $2,000 over a seven year term. See "Risk Factors -- Potential Conflicts of Interest Between the Company and Certain Affiliates."

     PLM is the beneficial owner of 25% of the membership interests of Universal Metering L.L.C. ("Universal Metering"). Universal Metering was created for the purpose of selling water meter installation, reading and maintenance services to residential and commercial properties. The Company and Universal Metering are parties to a letter of intent pursuant to which the Company and Universal Metering would enter into an agreement under which the Company would lease certain water meter equipment to the owners or operators of such properties on standard market terms. The Company has approved six leases with lease payments aggregating approximately $800,000. To date, none of such leases has been funded. See "Risk Factors -- Potential Conflicts of Interest Between the Company and Certain Affiliates."

OFFICERS AND DIRECTORS

     Michael A. Price and Thomas W. Price own 40% of the membership interests of NW, L.L.C. ("NW LLC"). NW LLC provides consulting and financial services to small and medium-sized businesses in the commercial mortgage industry. The Company and NW LLC are parties to four lease agreements pursuant to which the Company leases certain computer and office equipment to NW LLC on standard market terms. The first lease was entered into in January 1996 with monthly lease payments of $5,683 over a five year term. The second and third leases were entered into in February 1996 with monthly lease payments of $524 and $1,378, respectively, over five year terms. The fourth lease was entered into in March 1996 with monthly lease payments of $830 over a five year term. See "Risk Factors -- Potential Conflicts of Interest Between the Company and Certain Affiliates."

     The Company and Michael A. Price are parties to a lease agreement pursuant to which the Company leases its current headquarters and related property from Mr. Price on standard market terms. The lease was entered into in December 1991 with current monthly rental payments of $8,500 per month and expires on December 31, 1997. The Company intends to enter into a new lease agreement with Mr. Michael Price for its existing facilities. The amounts paid by the Company to Mr. Price under the lease were $51,000 for the six months ended June 30, 1997, and $60,000, $49,000 and $36,000 for the years ended December 31, 1996, 1995 and
1994, respectively. See "Business -- Properties."

     The Company intends to enter into a lease agreement with Mr. Price pursuant to which the Company would lease its new headquarters on the same premises from Mr. Price on standard market terms. The Company anticipates that the lease will commence in April 1998 and will run through March 2003 with monthly rental payments of approximately $28,125. See "Business -- Properties."

     Kenneth L. Hatch, a director of the Company, is the President of The Pacific Institute. The Pacific Institute provides management consulting services to businesses. In July 1997, the Company engaged The Pacific Institute to provide certain employee continuity consulting to the Company for a total fee of $81,820. See "Management -- Directors and Executive Officers."

     David N. Syferd, a director of the Company, is a partner of KNCF/Dave. KNCF/Dave provides public relations services to businesses. In July 1997, the Company engaged KNCF/Dave to provide certain public relations consulting to the Company for a total fee of $37,000. See "Management -- Directors and Executive Officers."

CERTAIN RELATIONSHIPS TERMINATING AT CLOSING

     In July 1997, Paul B. Luke and Kenneth W. McCarthy, Jr. each exercised options for 147,900 shares of the Common Stock of the Company. Messrs. Luke and McCarthy each paid for the exercise price of such options with a promissory note payable to the Company. As of August 1, 1997, the aggregate amount outstanding for each of Messrs. Luke and McCarthy under their respective promissory notes was $581,079 with interest at 8% payable annually. All of the unpaid interest and principal under the promissory notes will be paid in full upon the closing of the Offering with proceeds received from the sale of shares of Common Stock individually offered by Messrs. Luke and McCarthy. "See Principal and Selling Shareholders."

     In August 1997, the Company will loan Right Price Recreation, which is principally owned by Thomas W. Price, an aggregate amount of $400,000 with interest at 8% payable annually, which amount, including accrued interest, will be paid in full upon the closing of the Offering with proceeds received from the sale of shares of Common Stock offered by Thomas W. Price.

     The Company entered into two lease agreements with R.P.R. Company, L.L.C. ("RPR"), which is principally owned by Thomas W. Price, for an airplane and related equipment leased by the Company to RPR. The first lease was entered into in September 1995 with monthly lease payments of $11,584 over a five year term. The second lease was entered into in May 1997 with monthly lease payments of $3,423 per month over a five year term. As of August 1, 1997, the balance of the remaining lease payments was $671,872. The balance of the remaining lease payments will be paid in full upon the closing of the Offering with proceeds received from the sale of shares of Common Stock offered by Thomas W. Price and such leases will be terminated.

     The Company entered into six lease agreements with Waterhouse Charters, which is principally owned by Michael A. Price for a boat and related equipment leased by the Company to Waterhouse Charters. The first lease was entered into in December 1993 with monthly lease payments of $3,515 over a five year term. The second lease was entered into in August 1994 with monthly lease payments of $1,110 over a three year term. The third lease was entered into in February 1995 with monthly lease payments of $1,424 over a three year term. The fourth lease was entered into in August 1995 with monthly lease payments of $3,049 over a three year term. The fifth lease was entered into in May 1996 with monthly lease payments of $13,860 over a five year term. The sixth lease was entered into in March 1997 with monthly lease payments of $3,525 over a five year term. As of August 1, 1997, the balance of the remaining lease payments was $951,278. The balance of the remaining lease payments will be paid in full upon the closing of the Offering with proceeds received from the sale of shares of Common Stock offered by Michael A. Price and such leases will be terminated.

     The Company entered into two transactions with AST Leasing, which is principally owned by Michael A. Price for certain personal property primarily consisting of furniture, fixtures and other related equipment leased by the Company to AST Leasing. The first lease was entered into in October 1995 with monthly lease payments of $18,514 over a five year term. The second lease was entered into in September 1996 with monthly lease payments of $24,620 over a two year term. As of August 1, 1997, the balance of the remaining lease payments was $1,085,250. The balance of the remaining lease payments will be paid in full upon the closing of the Offering with proceeds received from the sale of shares of Common Stock offered by Michael A. Price and such leases will be terminated.

     See "Risk Factors -- Potential Conflicts of Interest Between the Company and Certain Affiliates," "The Restructuring" and Note 5 to the T&W Financial Corporation and Affiliates Financial Statements.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of the effective date hereof, and as adjusted to reflect the sale of shares of Common Stock in the Offering for: (i) each person known to T&W Financial Corporation to be the beneficial owner of more than 5% of the outstanding Common Stock; (ii) each director and executive officer of the T&W Financial Corporation; (iii) all directors and executive officers of the T&W Financial Corporation as a group; and (iv) each Selling Shareholder. Except as otherwise noted, the named beneficial owner has sole voting and investment power.

                                        SHARES BENEFICIALLY                        SHARES BENEFICIALLY
                                               OWNED                                      OWNED
   BENEFICIAL OWNERS, DIRECTORS,        PRIOR TO OFFERING(2)                        AFTER OFFERING(3)
         EXECUTIVE OFFICERS           ------------------------     SHARES TO     ------------------------
    AND SELLING SHAREHOLDERS(1)        NUMBER       PERCENTAGE      BE SOLD       NUMBER       PERCENTAGE
------------------------------------  ---------     ----------     ---------     ---------     ----------
Michael A. Price(4).................  4,915,251        84.75%       166,000      4,749,251        59.36%
Thomas W. Price(5)..................    588,949        10.15%        80,000        508,949         6.36%
Paul B. Luke........................    147,900         2.55%        57,000         90,900         1.14%
Kenneth W. McCarthy, Jr.............    147,900         2.55%        57,000         90,900         1.14%
Kenneth L. Hatch....................         --           --             --             --           --
David N. Syferd.....................         --           --             --             --           --
                                      ---------        -----        -------      ---------        -----
All directors and executive officers
  as a group (6 persons)............  5,800,000       100.00%       360,000      5,440,000        68.00%
                                      =========        =====        =======      =========        =====

---------------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to the community property laws, where applicable. The address of each beneficial owner is c/o T&W Financial Corporation, 6416 Pacific Highway East, Tacoma, Washington 98424.

(2) Based on an aggregate of 5,800,000 shares of Common Stock outstanding as of the date hereof.

(3) Based on an aggregate of 8,000,000 shares of Common Stock to be outstanding upon the closing of the Offering.

(4) Includes 2,374,626 shares of Common Stock owned by the Michael A. Price Guarantor Retained Annuity Trust, dated August 1, 1997, and 2,374,625 shares of Common Stock as Trustee of the Katherine M. Price Guarantor Retained Annuity Trust, dated August 1, 1997.

(5) Includes 148,613 shares of Common Stock owned by Thomas W. Price through a limited liability company.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the Company's capital stock and certain provisions of the Articles and Bylaws of the Company are summaries which do not purport to be complete, and are subject to and qualified in their entirety by reference to the Articles and Bylaws, forms of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. Reference is made to such exhibits for a detailed description of the provisions summarized below. As used in this section the term "Company" shall refer to T&W Financial Corporation.

     The Company's authorized capital stock consists of 40,000,000 shares of Common Stock, par value $0.01 per share, and 10,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock").

     On the date of this Prospectus, there were 5,800,000 shares of Common Stock and no shares of Preferred Stock issued and outstanding. Upon the closing of the Offering, there will be 8,000,000 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

     COMMON STOCK. Holders of Common Stock are entitled to one vote per share on all matters to be voted on by the shareholders. There are no cumulative voting rights. Accordingly, the holders of a majority of the shares of Common Stock voting for the election of directors can elect all the directors if they choose to do so. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities. Holders of Common Stock have no preemptive rights and the Common Stock is neither redeemable nor convertible into any other securities. As of July 3, 1997, there were four record holders of the Common Stock, Michael A. Price, Thomas W. Price, Paul B. Luke and Kenneth W. McCarthy, Jr. The right of holders of the Common Stock to elect all of the Company's directors, to receive dividends and to share ratably in assets upon a liquidation of the Company may be subject to the rights of holders of shares of Preferred Stock, if any such shares are issued.

     PREFERRED STOCK. Pursuant to the Articles, the Company is authorized to issue "blank check" Preferred Stock, which may be issued from time to time in one or more series upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of the Preferred Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, among other things, could adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Company's Common Stock at a premium to the prevailing market price or otherwise adversely affect the market price of the Common Stock. Currently, the Company has no plans to issue shares of Preferred Stock.

ANTITAKEOVER RESTRICTIONS

     STATUTORY PROVISIONS. Washington law contains certain provisions that may have the effect of delaying, deterring or preventing a change in control of the Company. Chapter 23B.19 of the Washington Business Corporation Act (the "WBCA") prohibits the Company, with certain exceptions, from engaging in certain significant business transactions with a person or group of persons who acquire 10% or more of the Company's voting securities without the prior approval of the Company's Board of Directors (an "Acquiring Person") for a period of five years after such acquisition. Chapter 23B.19 applies to domestic public corporations, domestic corporations electing to be governed by Chapter 23B.19, and to foreign corporations in certain limited circumstances. The prohibited transactions include, among others, a merger with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Person, or otherwise allowing the Acquiring Person to receive any disproportionate benefit as a shareholder. The Company may not exempt itself from coverage of this statute. These statutory provisions may have the effect of delaying, deterring or preventing a change in control of the Company.

     ARTICLE PROVISIONS. Under the Company's Articles, the Board of Directors has the authority to issue up to 10,000,000 shares of Preferred Stock with such rights and preferences as the Board of Directors may determine. The issuance of such shares may have the effect of delaying, deterring or preventing a change in control of the Company. See "-- Preferred Stock."

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Article 5 of the Articles limits to the fullest extent permitted by Washington law, the personal liability of directors of the Company for monetary damages for certain conduct as a director. The Articles and the Section 23B.08.320 of the WBCA do not permit limitations on a director's liability in circumstances involving intentional misconduct or a knowing violation of law, illegal corporate distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article 6 of the Articles provides that the Company shall, to the full extent permitted by Washington law, indemnify and advance or reimburse the reasonable expenses incurred by any person made a party to a proceeding because that person is or was a director of the Company. In addition, Article VIII of the Bylaws permits the Company's Board of Directors to indemnify the Company's officers, employees and agents to the fullest extent permitted by Washington law.

     The Company plans to enter indemnification agreements with its directors. The Company intends to secure insurance on behalf of its executive officers and directors for certain liabilities arising out of their actions in such capacities.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is TranSecurities International, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 8,000,000 shares of Common stock outstanding. The 2,560,000 shares of Common Stock offered hereby will be freely tradable without restriction or further registration under the Securities Act, except for shares purchased by persons deemed to be "affiliates" of the Company or acting as "underwriters," as those terms are defined in the Securities Act. The remaining 5,440,000 shares will be Restricted Securities. Following the expiration of the lock-up period described below, all of the remaining outstanding shares of Common Stock may only be sold in the public market if such shares are registered under the Securities Act or sold in accordance with Rule 144 promulgated under the Securities Act.

     In general, under Rule 144, a person (or persons whose shares are required to be aggregated) who has beneficially owned, for at least one year, shares of Common Stock that have not been registered under the Securities Act or that were acquired from an "affiliate" of the Company is entitled to sell within any three-month period the number of shares of Common Stock which does not exceed the greater of one percent of the number of the then outstanding shares of the Company's Common Stock or the average weekly reported trading volume during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to certain notice requirements and to the availability of current public information about the Company and must be made in unsolicited brokers' transactions or to a market maker. A person (or persons whose shares are required to be aggregated) who was not an "affiliate" of the Company under the Securities Act during the three months preceding a sale and who has beneficially owned such shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume, notice, information and manner of sale provisions of Rule 144.

     An aggregate of 1,000,000 shares of Common Stock are reserved for issuance to directors, officers, consultants and employees of the Company pursuant to the 1997 Stock Option Plan. An aggregate of 100,000 shares of Common Stock are reserved for issuance to certain employees of the Company pursuant to the 1997 Stock Purchase Plan. An aggregate of 10,000 shares of Common Stock are reserved for issuance to the directors who are not officers of the Company pursuant to the 1997 Director Stock Grant Plan. See

"Management -- Benefit Plans." The Company intends to file a registration statement on Form S-8 covering the issuance of shares of plans. Accordingly, shares issued pursuant to these plans will be freely tradable, except for any shares held by an "affiliate" of the Company.

     The Company, its executive officers and directors and certain shareholders of the Company, have agreed not to sell, offer to sell, contract to sell, pledge or otherwise dispose of or transfer, directly or indirectly, any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for, or any rights to purchase or acquire, shares of Common Stock for a period of 180 days commencing on the date of this Prospectus without the prior written consent of Oppenheimer & Co., Inc., other than the sale of the shares of Common Stock in the Offering and the issuance by the Company of: (i) options to purchase shares of Common Stock (and shares of Common Stock issuable upon the exercise of such options) in connection with the 1997 Stock Option Plan; (ii) shares of Common Stock in connection with the 1997 Employee Stock Purchase Plan;
(iii) shares of Common Stock in connection with the 1997 Director Stock Grant Plan; and (iv) 13,700 shares of Common Stock to be awarded to certain employees of the Company. See "Underwriting."

     Prior to the Offering, there has been no public trading market for the Common Stock. No predictions can be made of the effect, if any, that market sales of shares of Common Stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of Common Stock could adversely affect the prevailing market price of the Common Stock, as well as impair the ability of the Company to raise capital through the issuance of additional equity securities.

                                  UNDERWRITING


     Subject to the terms and conditions set forth in the Underwriting Agreement among the Company, the Selling Shareholders and the underwriters named below (the "Underwriters"), for whom Oppenheimer & Co., Inc. and Prudential Securities Incorporated are acting as representatives (the "Representatives"), each of the Underwriters has severally agreed to purchase from the Company and the Selling Shareholders and the Company, and the Selling Shareholders have agreed to sell to the Underwriters, the respective numbers of shares of Common Stock set forth opposite their names below:



                                      NAME
    -------------------------------------------------------------------------
    Oppenheimer & Co., Inc. .................................................
    Prudential Securities Incorporated.......................................
              Total..........................................................
                                                                               ==========


     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The Underwriters are committed to purchase and pay for all of the above shares of Common Stock if any are purchased.

     The Underwriters have advised the Company that the Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover page of this Prospectus, and to certain dealers at such
price less a concession not in excess of $     per share of Common Stock. The
Underwriters may allow, and such dealers may re-allow, a concession not in
excess of $     per share of Common Stock on sales to certain other dealers.
After the initial public offering of the shares, the public offering price, concession and re-allowance to dealers may be changed by the Underwriters.


     Prior to the Offering, there has been no public trading market for the Common Stock. Although the Common Stock has been approved for quotation on Nasdaq, there can be no assurance that any active trading market will develop for the Common Stock or, if developed, will be maintained. The initial public offering price was determined through negotiations among the Company and the Representatives. The factors considered in determining the initial public offering price included the history of and the prospects for the industry in which the Company competes, the ability of the Company's management, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the general condition of the securities markets at the time of the Offering and the recent market prices of securities of generally comparable companies.


     In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company has granted the Underwriters an option exercisable during the 30-day period after the date of this Prospectus to purchase up to 384,000 additional shares of Common Stock, solely to cover over-allotments, if any, at the public offering price less the underwriting discount, as set forth on the cover page of this Prospectus. If the Underwriters exercise such over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.


     The Representatives have informed the Company that the Underwriters will not confirm, without customer authorization, sales to their customer accounts as to which they have discretionary trading power.

     The Company, its executive officers and directors and certain shareholders of the Company, have agreed not to sell, offer to sell, contract to sell, pledge or otherwise dispose of or transfer, directly or indirectly, any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for, or any rights to purchase or acquire, shares of Common Stock for a period of 180 days commencing on the date of this Prospectus without the prior written consent of Oppenheimer & Co., Inc., other than the sale of the shares of Common Stock in the Offering and the issuance by the Company of: (i) options to purchase shares of Common Stock (and shares of Common Stock issuable upon the exercise of such options) in connection with the 1997 Stock Option Plan; (ii) shares of Common Stock in connection with the 1997 Purchase Plan; (iii) shares of Common Stock in connection with the 1997 Director Stock Grant Plan and (iv) 13,700 Shares of Common Sock to be awarded to certain employees of the Company.

     The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Graham & James LLP, San Francisco, California. Certain legal matters relating to the Common Stock offered hereby will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, San Francisco, California.

                                    EXPERTS

     The combined financial statements of T&W Financial Corporation and Affiliates included in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

                    T&W FINANCIAL CORPORATION AND AFFILIATES

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Certified Public Accountants....................................  F-2
Combined Balance Sheets as of December 31, 1995 and 1996 and (Unaudited) June 30,
  1997................................................................................  F-3
Combined Statements of Income for the years ended December 31, 1994, 1995 and 1996 and
  (Unaudited) the Six Months Ended June 30, 1996 and 1997.............................  F-4
Combined Statement of Shareholders' Equity for the years ended December 31, 1994, 1995 and 1996 and (Unaudited) the Six Months Ended June 30, 1997.........................  F-5
Combined Statements of Cash Flows for the years ended December 31, 1994, 1995, 1996 and (Unaudited) the Six Months Ended June 30, 1996 and 1997.........................  F-6
Notes to Combined Financial Statements................................................  F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
T&W Financial Corporation and Affiliates

     We have audited the accompanying combined balance sheets of T&W Financial Corporation and Affiliates (the "Company") as of December 31, 1995 and 1996, and the related combined statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, and significant estimates made, by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of T&W Financial Corporation and Affiliates at December 31, 1995 and 1996, and the combined results of their operations and cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          BDO SEIDMAN, LLP

Seattle, Washington
March 7, 1997

                    T&W FINANCIAL CORPORATION AND AFFILIATES

                            COMBINED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                      DECEMBER 31,              JUNE 30, 1997
                                                   -------------------    --------------------------
                                                    1995        1996        ACTUAL        PRO FORMA
                                                   -------    --------    -----------    -----------
                                                                          (UNAUDITED)    (UNAUDITED)
Cash and Cash Equivalents........................  $ 4,323    $  8,064     $   8,861      $   8,861
Net Investment in Leases (Notes 2, 3 and 4)......   90,359     135,087       103,890        103,890
Securitization Receivable (Note 9)...............       --          --         6,750          6,750
Intangible Assets, net...........................       --          --         2,190          2,190
Other Assets.....................................    1,369       1,286         2,489          2,489
                                                   -------    --------      --------       --------
          Total Assets...........................  $96,051    $144,437     $ 124,180      $ 124,180
                                                   =======    ========      ========       ========

Accounts Payable and Other Accrued Liabilities...  $ 5,056    $  5,634     $   6,111      $   6,111
Notes Payable -- Recourse (Note 3)...............    8,833      32,272        17,659         17,659
Notes Payable -- Nonrecourse (Note 4)............   67,686      89,975        80,804         80,804
Security Deposits................................    4,926       6,259         7,442          7,442
Pro Forma Deferred Income Tax Liabilities (Note
  9).............................................       --          --            --          3,500
                                                   -------    --------      --------       --------
          Total Liabilities......................   86,501     134,140       112,016        115,516
                                                   -------    --------      --------       --------
Pro Forma Minority Interest (Note 9).............       --          --            --          1,825
                                                   -------    --------      --------       --------
Commitments and Contingencies (Notes 7 and 9)
Shareholders' Equity:
  Common stock and paid-in capital...............    3,438       3,438         3,438          3,438
  Retained earnings..............................    6,112       6,859         8,726          3,401
                                                   -------    --------      --------       --------
          Total Shareholders' Equity.............    9,550      10,297        12,164          6,839
                                                   -------    --------      --------       --------
          Total Liabilities and Shareholders'
            Equity...............................  $96,051    $144,437     $ 124,180      $ 124,180
                                                   =======    ========      ========       ========

                See accompanying notes to financial statements.

                    T&W FINANCIAL CORPORATION AND AFFILIATES

                         COMBINED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 YEAR ENDED DECEMBER 31,     SIX MONTHS ENDED JUNE 30,
                                                --------------------------   -------------------------
                                                 1994     1995      1996        1996          1997
                                                ------   -------   -------   -----------   -----------
                                                                             (UNAUDITED)   (UNAUDITED)
Revenues:
  Lease contract revenue......................  $7,132   $10,621   $16,834     $ 6,944       $ 7,298
  Gain on sale of leases......................      --        --        --          --         3,448
  Fee income..................................     607     1,364     2,067       1,099           134
  Servicing and other income..................     292       555       595         517           738
                                                ------   -------   -------      ------       -------
          Total Revenues......................   8,031    12,540    19,496       8,560        11,618
                                                ------   -------   -------      ------       -------
Expenses:
  Interest expense............................   2,589     4,513     6,434       2,911         3,726
  Compensation and related expenses...........   1,484     1,796     2,859       1,305         1,986
  Amortization of initial direct costs........     848     1,302     1,893         854         1,222
  Provision for credit losses.................     223       621     1,137         345           402
  Other general and administrative expenses...     601       807     1,345         757         1,073
                                                ------   -------   -------      ------       -------
          Total Expenses......................   5,745     9,039    13,668       6,172         8,409
                                                ------   -------   -------      ------       -------
Net Income....................................  $2,286   $ 3,501   $ 5,828     $ 2,388       $ 3,209
                                                ======   =======   =======      ======       =======
PRO FORMA AMOUNTS (UNAUDITED) (NOTE 9):
  Income before minority interest and income
     taxes....................................                     $ 5,828                   $ 3,209
  Minority interest...........................                        (874)                     (481)
                                                                   -------                   -------
  Income before income taxes..................                       4,954                     2,728
  Provision for income taxes..................                      (1,783)                     (982)
                                                                   -------                   -------
  Net income..................................                     $ 3,171                   $ 1,746
                                                                   =======                   =======
  Net income per share........................                     $  0.55                   $  0.30
  Weighted average number of shares of Common
     Stock and Common Stock Equivalents
     Outstanding..............................                       5,800                     5,800

                See accompanying notes to financial statements.

                    T&W FINANCIAL CORPORATION AND AFFILIATES

                   COMBINED STATEMENT OF SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                            COMMON STOCK
                                                            AND PAID IN      RETAINED
                                                              CAPITAL        EARNINGS       TOTAL
                                                            ------------     ---------     -------
Balance, January 1, 1994..................................     $2,888         $  2,205     $ 5,093
  Net income..............................................         --            2,286       2,286
  Capital contributions...................................        208               --         208
  Distributions to shareholders...........................         --             (120)       (120)
                                                               ------         --------     -------
Balance, December 31, 1994................................      3,096            4,371       7,467
  Net income..............................................         --            3,501       3,501
  Capital contributions...................................        342               --         342
  Distributions to shareholders...........................         --           (1,760)     (1,760)
                                                               ------         --------     -------
Balance, December 31, 1995................................      3,438            6,112       9,550
  Net income..............................................         --            5,828       5,828
  Distributions to shareholders...........................         --           (5,081)     (5,081)
                                                               ------         --------     -------
Balance, December 31, 1996................................      3,438            6,859      10,297
  Net income (Unaudited)..................................         --            3,209       3,209
  Distributions to shareholders (Unaudited)...............         --           (1,342)     (1,342)
                                                               ------         --------     -------
Balance, June 30, 1997 (Unaudited)........................     $3,438         $  8,726     $12,164
                                                               ======         ========     =======

                See accompanying notes to financial statements.

                    T&W FINANCIAL CORPORATION AND AFFILIATES

                       COMBINED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                 SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                JUNE 30,
                                           -----------------------------    --------------------------
                                            1994       1995       1996         1996           1997
                                           -------    -------    -------    -----------    -----------
                                                                            (UNAUDITED)    (UNAUDITED)
Net Income...............................  $ 2,286    $ 3,501    $ 5,828      $ 2,388        $ 3,209
Adjustments to reconcile net income to
  net cash provided (used) by operating
  activities:
  Amortization...........................    1,074      1,676      2,108          512          1,352
  Provision for credit losses............      223        621      1,137          345            402
  Gain on sale of leases.................       --         --         --           --         (3,448)
Changes in assets and liabilities,
  exclusive of the effects of business
  combinations:
  Increase (decrease) in accounts payable
     and other accrued liabilities.......    1,885        171      1,631       (1,083)        (1,666)
  Other..................................      202         --         --           --            (20)
                                           -------    -------    -------      -------        -------
Net Cash Provided (Used) by Operating
  Activities.............................    5,670      5,969     10,704        2,162           (171)
                                           -------    -------    -------      -------        -------
Cash Flows From Investing Activities:
  New leases originated..................  (34,700)   (53,767)   (82,066)     (32,032)       (45,243)
  Lease payments received................   13,390     21,026     36,575       14,324         24,072
  Initial direct costs incurred..........   (1,285)    (1,776)    (4,324)        (759)        (1,376)
  Increase in other assets...............       --       (659)        --         (102)          (329)
  Proceeds from sale of lease
     portfolio...........................       --         --         --           --         54,213
  Cash received in acquisition net of
     cash paid...........................       --         --         --           --            191
                                           -------    -------    -------      -------        -------
Net Cash (Used) Provided by Investing
  Activities.............................  (22,595)   (35,176)   (49,815)     (18,569)        31,528
                                           -------    -------    -------      -------        -------
Cash Flows From Financing Activities:
  Proceeds from recourse and nonrecourse
     borrowings..........................   65,300    107,941     76,098       28,541         24,332
  Payments on recourse and nonrecourse
     borrowings..........................  (46,944)   (78,916)   (30,368)     (11,510)       (54,440)
  Net increase in security deposits......    1,315      1,950      1,333          823          1,182
  Debt issue costs paid..................     (310)      (431)       (90)         (80)          (294)
  (Increase) decrease in advances to
     related party.......................     (601)       601         --           --             --
  Distributions to shareholders..........     (120)    (1,760)    (4,121)        (544)        (1,340)
                                           -------    -------    -------      -------        -------
  Net Cash Provided (Used) by Financing
     Activities..........................   18,640     29,385     42,852       17,230        (30,560)
                                           -------    -------    -------      -------        -------
Net Increase in Cash and Cash
  Equivalents............................    1,715        178      3,741          823            797
Cash and Cash Equivalents, beginning of
  period.................................    2,430      4,145      4,323        4,323          8,064
                                           -------    -------    -------      -------        -------
Cash and Cash Equivalents, end of
  period.................................  $ 4,145    $ 4,323    $ 8,064      $ 5,146        $ 8,861
                                           =======    =======    =======      =======        =======

                See accompanying notes to financial statements.

                    T&W FINANCIAL CORPORATION AND AFFILIATES

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     T&W Financial Corporation and special purpose entities ("SPE's), T&W Finance Corporation I through III ("Corp I", "Corp II," and "Corp III") and T&W Funding Company IV through VI, LLC ("LLC IV," "LLC V" and "LLC VI") (together, the "Company" or "Companies" and individually, the "Affiliates"), are affiliated companies, each having primarily the same two individual owners. The Company's business operations consist primarily of writing leases on various types of capital equipment for commercial entities. The Company's operations extend throughout the United States, with no significant concentration in any region except the Pacific Northwest. The Company's headquarters are located in Tacoma, Washington.

     As described more fully in Note 9, in June 1997, the Company acquired certain assets and liabilities of Commercial Capital Corporation ("Commercial Capital"), an equipment leasing business located near Kansas City. The accompanying unaudited June 30, 1997 balance sheet includes assets and liabilities of Commercial Capital and the accompanying unaudited statements of income and cash flows for the six months ended June 30, 1997 includes operating results relating to Commercial Capital for the period since its acquisition.

     Principles of Combination -- These combined financial statements include the accounts of the Affiliates. Interaffiliate transactions and accounts are eliminated in combination in a manner similar to that followed in preparing consolidated financial statements.

     Income Taxes -- The Company, with the consent of its shareholders, has elected for the shareholders to be taxed on their proportionate share of the Companies' taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The leases are considered "true" or operating leases for federal income tax purposes and therefore, the Companies' income for tax purposes could be materially different from the Companies' income for financial statement purposes. As a result of accounting for leases as (i) direct financing for financial reporting purposes and as "true" leases for tax purposes, and (ii) sales transactions for financial reporting purposes versus borrowing transactions for tax purposes, the tax basis in company assets is approximately $10.5 million less than the recorded financial reporting basis at December 31, 1996.

     Lease Accounting -- All of the Company's leases are accounted for as direct financing leases. Under this accounting method, net present value of future minimum lease rentals and estimated residual value of equipment at lease end are recorded as assets. Lease contract revenue is recognized over the lease term at a constant rate of return on the Company's net investment in the lease. Initial direct costs of acquiring a lease are capitalized and amortized over the lease term in order to produce a constant net rate of return on the net lease investment.

     Allowance for Credit Losses -- The allowance for credit losses is maintained at a level the Company believes is sufficient for estimated future losses related to uncollectible lease receivables. Management estimates the allowance based upon reviews of individual leases, historical loss experience, current economic conditions, the known and inherent risk characteristics of the various categories of leases and other pertinent factors. Leases determined uncollectible are charged to the allowance. Provisions for losses and recoveries on leases previously charged off are added to the allowance. Allowances relating to leases sold are removed from the allowance for credit losses. The Company's allowance for credit losses is based on estimates and qualitative evaluations, and ultimate losses will vary from current estimates. These estimates are reviewed periodically and as adjustments, either positive or negative, become necessary they are reported in earnings in the period in which they become known.

     Cash and Cash Equivalents -- The Company considers all short-term investments with an initial maturity of three months or less when purchased to be cash equivalents. Cash received from SPE lease receivables is deposited in separate bank accounts. These funds are required to be utilized to pay SPE debt service and other associated costs, with the balance being remitted monthly to the Company.

                    T&W FINANCIAL CORPORATION AND AFFILIATES

     Estimates -- The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     Fair Value of Financial Instruments -- The carrying amounts of assets and liabilities excluding the Company's net investment in leases for which fair value disclosures are not required are considered to be reasonable estimates of fair value because of the short maturity of these items. The carrying amounts of long-term debt are considered to approximate fair value because they bear interest at relatively recently established market rates or at variable interest rates which are repriced frequently.



     Concentration of Credit and Financial Instrument Risk -- Approximately 46% of the Company's lease portfolio consists of leases in select industries where the Company has focused its marketing efforts. Of this percentage approximately 12% and 11% were in the fast food franchise and independent grocery store industries, respectively. The Company controls its credit risk through credit standards, limits on exposure, and by monitoring the financial condition of its lessees. The Company uses a credit scoring system as a guide in evaluating the credit risk of applicants. The Company generally requires the leased assets to serve as collateral for the leases and requires all lessees to provide adequate collateral protection and liability insurance throughout the base contract term. Additionally, the Company controls its credit exposure to any one client or industry by monitoring and limiting such exposure through additional credit enhancement. Inherent to leasing is the residual value risk associated with lease contracts. The Company manages this residual risk through adherence to a residual valuation procedure at lease inception.



     Interest Rate Collars -- In order to manage interest rate exposure, the Company has entered into interest rate collar agreements on behalf of the owner trust which have the effect of exchanging the owner trust's 8.2% fixed rate debt amounting to $51.4 million (the notional amount at June 30, 1997) for variable rate debt whereby the rate will not exceed 8% and not be less than 5.2%. Amounts received by the owner trust under the agreements are used to cover monthly expenses of the owner trust and any excess is recognized by the Company as other income upon receipt from the owner trust.


     Stock-Based Compensation -- Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") encourages, but does not require companies to record compensation cost for stock-based employee compensation. The Company has chosen to continue to account for stock-based compensation utilizing the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

     Effect of Recently Issued Accounting Standards -- Recently issued accounting standards having relevant applicability to the Company consist primarily of Statement of Financial Accounting Standards No. 125 ("SFAS No. 125") "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," which is effective for transactions occurring after 1996, applied prospectively. The primary effect of adoption of SFAS No. 125 is in the recording of an asset relating to the present value of the net cash flow resulting from servicing leases sold. Other relevant recently issued accounting standards consist of Statement of Financial Accounting Standards No. 128 "Earnings per Share", Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" and Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information", each of which relate to additional reporting and disclosure requirements effective for financial statement periods beginning after December 15, 1997. It is not expected that the adoption of these accounting pronouncements will have a material effect on the Company's operating results or financial condition.

                    T&W FINANCIAL CORPORATION AND AFFILIATES

     Interim Financial Statements -- The interim financial data at and for the six months ended June 30, 1996 and 1997 is unaudited; however, in the opinion of Company management, the interim data includes all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of results for the interim periods. The interim results of operations for the six months ended June 30, 1997 are not necessarily indicative of results expected for the entire year.

NOTE 2. NET INVESTMENT IN LEASES

     The Company's investments in leases have been pledged as collateral for certain notes payable. The investment in leases which are in SPE's and pledged as collateral for related debt are referred to herein as "Securitized". The net investment in leases presented on a basis by type of borrowing for which the investment is pledged as collateral is summarized as follows (in thousands):

                                                              DECEMBER 31,
                                                          --------------------     JUNE 30,
                                                            1995        1996         1997
                                                          --------    --------    -----------
                                                                                  (UNAUDITED)
    Securitized --
    Minimum lease payments receivable...................  $ 85,194    $106,279     $  95,559
    Estimated residual value of leased equipment, net...     7,489       9,719         9,651
    Unearned lease revenue..............................   (15,935)    (19,683)      (17,106)
                                                          --------    --------      --------
         Securitized, net...............................    76,748      96,315        88,104
                                                          --------    --------      --------
    Not Securitized --
    Minimum lease payments receivable...................    12,578      41,807        15,205
    Estimated residual value of leased equipment, net...     1,833       2,337         2,200
    Unearned lease revenue..............................    (2,007)     (8,576)       (3,283)
                                                          --------    --------      --------
         Not Securitized, net...........................    12,404      35,568        14,122
                                                          --------    --------      --------
    Allowance For Credit Losses.........................      (889)     (1,323)       (1,005)
    Initial Direct Costs, net...........................     2,096       4,527         2,669
                                                          --------    --------      --------
         Net Investment in Leases.......................  $ 90,359    $135,087     $ 103,890
                                                          ========    ========      ========

     Accumulated amortization of initial direct costs approximated $2.4 million and $3.1 million at December 31, 1995 and 1996, respectively. As of December 31, 1996, future minimum annual lease payments receivable excluding guaranteed residual values are as follows (in thousands):

                1997..............................................  $ 52,432
                1998..............................................    39,668
                1999..............................................    27,071
                2000..............................................    24,312
                2001 and thereafter...............................     4,603
                                                                    --------
                                                                    $148,086
                                                                    ========

                    T&W FINANCIAL CORPORATION AND AFFILIATES

     A summary of activity in the allowance for credit losses account is as follows (in thousands):

                                                                                SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,              JUNE 30,
                                              -------------------------    --------------------------
                                              1994     1995      1996         1996           1997
                                              -----    -----    -------    -----------    -----------
                                                                           (UNAUDITED)    (UNAUDITED)
BALANCE, beginning of period................  $ 332    $ 548    $   889      $   889        $ 1,323
                                              -----    -----    -------       ------         ------
Provision for credit losses.................    223      621      1,137          345            402
                                              -----    -----    -------       ------         ------
Charge-offs.................................   (127)    (354)    (1,691)        (328)          (226)
Recoveries..................................    120       74        988          283             31
                                              -----    -----    -------       ------         ------
Net Charge-offs.............................     (7)    (280)      (703)         (45)          (195)
                                              -----    -----    -------       ------         ------
Decrease related to leases sold.............     --       --         --           --           (525)
                                              -----    -----    -------       ------         ------
BALANCE, end of period......................  $ 548    $ 889    $ 1,323      $ 1,189        $ 1,005
                                              =====    =====    =======       ======         ======

NOTE 3. NOTES PAYABLE -- RECOURSE

     Notes payable for which the lender has recourse against the Company are secured by guarantees of shareholders and for lines of credit borrowings, underlying pledged leases, and are summarized as follows (in thousands):

                                                                   DECEMBER 31,
                                                                 -----------------     JUNE 30,
                                                                  1995      1996         1997
                                                                 ------    -------    -----------
                                                                                      (UNAUDITED)
Payable to bank drawn on a $15 million credit line, interest payable monthly at 2.0% above the 30 day LIBOR rate, (7.5% at
  December 31, 1996), due May 1997.............................  $4,551    $14,996      $ 2,954
Payable to bank drawn on a $15 million credit line (reduced to
  $10 million in February 1997), interest payable monthly at the annual Eurodollar rate, (7.65% to 7.9% at December 31,
  1996), due October 1997......................................   2,772     15,000        6,905
Payable to bank drawn on a $7.5 million credit line, interest payable monthly at 2.0% above LIBOR (7.5% at December 31,
  1996), due July 1997.........................................   1,510      1,526        1,253
Payable to affiliate, interest payable monthly at 2.0% above
  LIBOR, due May and July 1997.................................      --        750        1,650
Acquisition notes payable, interest at 8%, $750,000 due October
  1998 with remaining principal and interest due quarterly to
  2007, net of imputed interest discount of $255,000...........      --         --        4,750
Other..........................................................                             147
                                                                 ------    -------      -------
          Total Notes Payable -- Recourse......................  $8,833    $32,272      $17,659
                                                                 ======    =======      =======

     The payable to affiliate is pursuant to a borrowing arrangement whereby the Company obtains working capital funds on the same terms as the related party borrows from a financial institution. The related party's debt is guaranteed by the related party's shareholders, which includes certain of the Company's executive officers and owners and by each of the Companies and Affiliates, except LLC IV.

     In addition to the above, the Company has a $10 million line of credit available to October 1997 providing for borrowings bearing interest at the higher of the Bank's prime rate or 1.75% above LIBOR. In total, at December 31, 1996, the Company has approximately $16 million of unused line-of-credit availability. The Company's lease receivables, except for leases pledged as SPE collateral, are pledged as collateral for the line-of-credit borrowings. Terms of certain credit agreements require, among other things, that the Company maintain certain financial ratios and net worth, as defined. The Company is in compliance with these

                    T&W FINANCIAL CORPORATION AND AFFILIATES restrictive covenants at December 31, 1996. The borrowings provide for principal repayments that are generally payable as lease receivable payments are received.

     At December 31, 1996, future annual maturities of notes payable -- recourse principal payments are estimated as follows (in thousands):

                1997...............................................  $10,137
                1998...............................................    8,404
                1999...............................................    6,532
                2000...............................................    4,025
                2001 and thereafter................................    3,174
                                                                     -------
                                                                     $32,272
                                                                     =======

     Information regarding recourse borrowings is summarized as follows (dollars in thousands):

                                                         YEAR ENDED DECEMBER 31, 1995
                                                        -------------------------------
                                                         1994        1995        1996
                                                        -------     -------     -------
        Average balance...............................  $ 3,828     $13,412     $14,847
        Average interest rate.........................      7.4%        8.7%        8.4%
        Maximum month-end balance.....................  $11,481     $26,527     $32,272

NOTE 4. NOTES PAYABLE -- NON-RECOURSE

     During 1994, Corp III entered into a revolving asset purchase facility and issued $30 million of non-recourse debt as part of a multi-bank asset-backed commercial paper program. The facility was purchased by a corporate entity that issues commercial paper in the public market (the "Purchaser") and the interest rate on this borrowing was the Purchaser's commercial paper rate plus a program fee. During 1995, the remaining portion of Corp III borrowings, approximately $28.5 million, were paid in full pursuant to an assignment of leases transaction in which LLC IV acquired the leases and a security interest in the underlying assets.

     During 1995, LLC IV entered into a $70 million revolving asset purchase facility and issued debt as part of an asset-backed financing conduit program. This facility was increased to $90 million during 1996. The facility was purchased by an entity that issues commercial paper (the "Purchaser"). The interest rate on the $53.3 million initial tranche of borrowings, which are due in 2002, is approximately 6.5%. The interest rate on additional borrowings is based upon the 30-day LIBOR rates. At December 31, 1996 and June 30, 1997, approximately $61 million and $4 million (unaudited) of variable rate borrowings were outstanding. At December 31, 1995 and 1996, approximately $64 million and $90 million, respectively, of borrowings were outstanding on this facility and the average interest rate approximated 6.5% and 6.0%, respectively. At June 30, 1997, approximately $81 million (unaudited) of borrowings were outstanding on the facility and the average interest rate approximated 6.5%. Borrowings are generally payable as lease receivable payments are received. LLC IV entered into an interest rate swap agreement whereby the floating rate interest risk exposure on the facility is borne by T&W Financial Corporation and not by LLC IV.

     Private placement fees, legal, printing and other expenses associated with the issuance of lease-backed notes are being amortized over the life of the notes to produce a constant periodic rate of interest. Amortization expense, which is included in interest expense, approximated $227,000, $373,000 and $215,000 for the years ended December 31, 1994, 1995 and 1996, respectively, and $113,000 (unaudited) for the six months ended June 30, 1997. Accumulated amortization approximated $238,000 and $373,000 at December 31, 1995 and 1996, respectively.

                    T&W FINANCIAL CORPORATION AND AFFILIATES

     At December 31, 1996, future annual maturities of notes payable non-recourse are estimated as follows (in thousands):

                1997...............................................  $33,993
                1998...............................................   24,095
                1999...............................................   15,547
                2000...............................................   16,034
                2001 and thereafter................................      306
                                                                     -------
                                                                     $89,975
                                                                     =======

     Information regarding non-recourse borrowings is summarized as follows (dollars in thousands):

                                                            YEAR ENDED DECEMBER 31,
                                                        -------------------------------
                                                         1994        1995        1996
                                                        -------     -------     -------
        Average balance...............................  $32,634     $49,778     $80,080
        Average interest rate.........................      7.1%        6.7%        6.5%
        Maximum month-end balance.....................  $36,245     $67,686     $89,989

     Cash paid by the Company for interest (related to both recourse and non-recourse debt) approximated $2.3 million, $4.1 million and $6.2 million in 1994, 1995 and 1996, respectively.

NOTE 5. RELATED PARTY TRANSACTIONS

     The principal shareholder of the Company was a major shareholder of a bank. The Company had deposits in accounts with this bank of approximately $600,000 and $870,000 at December 31, 1995 and 1996, respectively.

     The Company has lease receivables from companies owned by its principal shareholders; the Company's net investment in such lease receivables approximates $2.6 million at December 31, 1996. Additionally, the Company leases property and equipment from it's principal shareholder under short-term operating leases, rent expense for which approximated $270,000, $333,000 and $60,000 in 1994, 1995 and 1996, respectively.

     During 1996, the Company distributed to its shareholders certain non-cash assets and investments having a net book value of approximately $960,000, such net book value considered by the Company's Board of Directors to approximate fair value at the distribution date. During 1994 and 1995, the Company shareholders made capital contributions to the Company (primarily non-cash) of approximately $208,000 and $342,000, respectively.

     Commencing in July 1996, the Company receives certain management and lease sourcing services from a related party owned and operated by the Company's shareholders. During the year ended December 31, 1996 and during the six months ended June 30, 1997 (unaudited), the Company paid fees of $600,000 to this related party. As described in Note 3, commencing in 1996, the Company has a line of credit borrowing arrangement with this related party.

NOTE 6. STOCK OPTIONS AND EMPLOYEE BENEFIT PLAN

     In July 1996, the Company granted fully vested, ten-year option rights to certain key employees for the purchase of 6% of the Company's shareholders' equity at an exercise price which was determined by the Company's Board of Directors to be not less than the fair value of such ownership interest at the date of grant. Inasmuch as all option rights issued to employees have an exercise price not less than the fair market value of the Company's underlying securities on the date of grant, in accordance with accounting for such options utilizing the intrinsic value method there is no related compensation expense recorded in the Company's financial statements. Had compensation cost for stock-based compensation been determined based on the fair value of the options at the grant dates consistent with the method prescribed by SFAS 123, the Company's net income would not have differed materially. See Note 9 -- Events (Unaudited) Subsequent to Date of Report of Independent Accountants for information regarding the subsequent exercise of options.

                    T&W FINANCIAL CORPORATION AND AFFILIATES

     The Company maintains a qualified retirement plan pursuant to Section 401(k) of the Internal Revenue Code with a salary deferral feature and matching component covering all eligible employees. Company contributions are discretionary, as determined annually by the Board of Directors, and approximated $53,000, $59,000 and $67,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

NOTE 7. CONTINGENCIES

     Subsequent to December 31, 1996, the Company filed a complaint with the Pierce County Superior Court of Washington against several parties, asserting claims for breach of contract, fraud and negligence in a lease transaction. The Company is alleging joint and several liability and is seeking approximately $940,000 plus interest and legal fees. The receivable relating to this matter is included in other assets at December 31, 1996 and June 30, 1997.

     In addition to the litigation noted above, the Company is from time to time involved in various claims and legal proceedings of a nature considered normal to its business. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the present opinion of the Company's management that the outcome of the above noted litigation and other pending legal proceedings will not have a material adverse effect on the Company's financial position, results of operations or liquidity.


NOTE 8. SUBSEQUENT EVENTS


     In February 1997, the Company entered into a three-year, revolving credit $100 million commercial paper securitization facility with a conduit entity, and in connection therewith a SPE was formed to issue lease-backed certificates. Pursuant to terms of the facility, the Company sells and transfers pools of leases to the SPE which then sells and transfers rights and title to the leased equipment to a trust in the form of certificates, and the Company retains servicing rights for which it receives monthly servicing fee income. These certificates in turn are sold to a third party special purpose entity, except for a portion which is not received in cash. In February 1997, the Company received proceeds from this facility of approximately $10 million and accounted for such transaction for financial reporting purposes as a sale of the lease interests. See Note 9 -- Events (Unaudited) Subsequent to Date of Report of Independent Accountants for information regarding additional sales to this facility.


NOTE 9. EVENTS (UNAUDITED) SUBSEQUENT TO DATE OF REPORT OF INDEPENDENT
ACCOUNTANTS


       The Restructuring. In connection with the Company's initial public offering, the Company has entered into certain agreements with its existing shareholders pursuant to which there will be a restructuring of the Company's corporate organization and ownership (the "Restructuring") to be effective concurrently with the closing of the offering. Among other things, the Restructuring will result in the transfer of substantially all of the Company's and its affiliated entities' assets and liabilities to a newly formed limited liability company to be owned 85% by the Company and 15% by a limited liability company owned by the Company's senior management. Additionally, upon completion of the Restructuring and initial public offering, the Company will no longer be treated as pass-through entities for income tax purposes.

     The accompanying unaudited June 30, 1997 pro forma combined balance sheet information is presented on a basis giving effect to a 15% minority interest and estimated deferred income tax liabilities, both of which will be determined and recorded as of the effective date of the transaction and will decrease shareholders' equity and increase minority interest and deferred tax liabilities. Deferred income taxes to be recorded in connection with the conversion of the Company to a tax paying entity relate to temporary differences arising from accounting for leases as (i) direct financing for financial reporting purposes and as "true leases" or operating leases for tax purposes, and (ii) sale transactions for financial reporting purposes versus debt or borrowing transactions for income tax purposes, both differences initially resulting in a net deferral of income for income tax purposes.

                    T&W FINANCIAL CORPORATION AND AFFILIATES

     The accompanying unaudited pro forma combined statements of income information is presented on a basis giving effect to establishment of a 15% minority interest and conversion from an affiliated group of pass-through entities to a taxable corporate entity, as if such transactions and events had occurred as of the beginning of the periods presented. The pro forma tax provision excludes the effect of recognizing the deferred tax liability upon change in tax status, which will be reported as a component of the income tax provision. Pro forma income per share is determined on a basis of 5.8 million shares outstanding, the actual number of shares to be outstanding immediately prior to the closing of the offering.

     Business Combination -- On June 2, 1997, the Company acquired for approximately $5.5 million, the operations of Commercial Capital, including substantially all the assets and liabilities related to this equipment leasing business located near Kansas City. The purchase price was comprised of 10% cash and a promissory note payable for the remainder. The promissory note bears interest at 8%, is guaranteed by the Company and the Company's shareholders, and is due in equal annual installments, including interest, through 2007; additionally, 15% of the promissory note is due on the one year anniversary date of the effective date of the Company's initial public offering. The business combination has been accounted for utilizing the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based upon estimates of fair values. The estimated fair value of assets acquired in the acquisition approximated $7.1 million, including intangible assets of approximately $2.2 million, and liabilities assumed approximated $1.6 million. Intangible assets recorded in purchase accounting are amortized over their respective estimated lives, which range from 5 to 10 years. The Company's operating results for 1996 and the six months ended June 30, 1997, determined on a pro forma basis as if the business combination had occurred as of the beginning of such periods, would not have differed materially from actual operating results.

     Exercise of Stock Option -- In July 1997, certain members of Company senior management exercised in full all outstanding and fully vested stock options in exchange for demand promissory notes having a combined total amount of approximately $1.1 million. Pursuant to terms of the stock options, the Company issued 295,800 shares at an exercise price of $3.93 per share. It is anticipated that a sufficient number of shares will be sold in the Company's initial public stock offering by the exercising option holders such that the net proceeds will be paid to the Company in full repayment of the promissory notes.

     Gain on Sale of Leases -- During the six months ended June 30, 1997 the Company sold leases having a net investment of approximately $59.7 million through the commercial paper securitization facility as described in Note 8. Gain on sale of leases sold in securitization transactions, which totaled $3.4 million during the six months ended June 30, 1997, is recorded based on cash received and the present value of the estimated future amounts to be received by the Company in connection with such sales. The Company has the right to receive any excess cash flows of the trust; such amount is included in the Company's balance sheet as the securitization receivable. Cash flows to ultimately be received are dependent upon the actual default rates and recoveries experienced on the leases held by the trust. The securitization receivable is reduced by an allowance which is estimated by the Company to be adequate to cover future credit losses. Such allowance is based on estimates and qualitative evaluation, and ultimate losses will vary from current estimates. To the extent that events occur which cause such cash flows to be materially below those estimated, the Company would reduce the carrying amount of the securitization receivable and record a charge to earnings. Such charge would be recorded in the period in which the event occurred or became known to management.

     Line of Credit -- The Company recently entered into a commitment letter with CoreStates Bank, N.A. for a secured line of credit in the amount of $50 million, which will replace the existing line of credit with this bank. The facility would be utilized for the financing of eligible leases and loans at an interest rate of LIBOR plus 1.5%. Such credit facility would be secured by the leases financed with funds from such credit facility and by a guarantee from Funding Company VI and senior management, and would limit the amount of funds which may be advanced to the Company to a percentage of the discounted value of such leases. Additionally, the Company has renewed or is in the process of negotiating extensions for its other bank lines of credit.

======================================================

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ANY UNDERWRITER OR THE COMPANY OR ANY SELLING SHAREHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
The Restructuring.....................   17
Use of Proceeds.......................   18
Dividend Policy.......................   18
Capitalization........................   19
Dilution..............................   20
Selected Combined Financial and
  Operating Data......................   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   23
Business..............................   31
Management............................   42
Certain Transactions..................   45
Principal and Selling Shareholders....   48
Description of Capital Stock..........   49
Shares Eligible for Future Sale.......   50
Underwriting..........................   52
Legal Matters.........................   53
Experts...............................   53
Index to Financial Statements.........  F-1


                            ------------------------

  UNTIL        , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================
======================================================
                                2,560,000 SHARES
                        LOGO - T&W FINANCIAL CORPORATION

                                  COMMON STOCK
                            -----------------------
                                   PROSPECTUS
                            -----------------------
                            OPPENHEIMER & CO., INC.


                       PRUDENTIAL SECURITIES INCORPORATED

                                         , 1997
======================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

Registration Fee Securities and Exchange Commission.............................    $ 14,274
NASD Filing Fee.................................................................    $  5,210
Nasdaq National Market Listing Fee..............................................    $ 37,535
Accountant's Fees and Expenses..................................................    $ 75,000
Blue Sky Filing and Counsel Fees and Expenses...................................    $ 10,000
Printing and Engraving Expenses.................................................    $150,000
Legal Fees and Expenses.........................................................    $275,000
Transfer Agent and Registration Fees............................................    $ 20,000
Directors' and Officers' Liability Insurance....................................    $100,000
Miscellaneous Expenses..........................................................    $ 12,981
  TOTAL.........................................................................    $700,000
                                                                                    ========

---------------

* All expenses other than the Securities and Exchange Commission Registration Fee, the NASD Filing Fee and the Nasdaq National Market Fee are estimated. All expenses are payable by the Company.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Article 6 of the Registrant's Articles of Incorporation (Exhibit 3.1 hereto) and Article VIII of the Registrant's Bylaws (Exhibit 3.2 hereto) provide for mandatory indemnification of the Registrant's directors, officers, employees and agents to the maximum extent permitted by law. The directors and officers of the Registrant also may be indemnified against liability they may incur for serving in that capacity pursuant to a liability insurance policy maintained by the Company for such purpose.

     Section 23B.08.320 of the Washington Business Corporation Act authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, self-dealing or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article 5 of the Registrant's Articles of Incorporation contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the Registrant and its shareholders.

     Reference is made to the Registrant's Articles of Incorporation, filed as
Exhibit 3.1 to this Registration Statement, and the Registrant's Bylaws, filed as Exhibit 3.2 to this Registration Statement.

     Reference is also made to the form of Underwriting Agreement filed as
Exhibit 1.1 to this Registration Statement for certain provisions regarding the indemnification of officers and directors of the Registrant by the Underwriters.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since August 1, 1994, the Registrant has issued the following unregistered securities:

          An aggregate of 295,800 shares of Common Stock were issued in July 1997 to Paul B. Luke and Kenneth W. McCarthy, Jr. upon exercise of stock options at an exercise price of $3.93 per share. The issuances of Common Stock to Messrs. Luke and McCarthy were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act relating to sales by an issuer not involving a public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


NUMBER                                        DESCRIPTION
------     ----------------------------------------------------------------------------------
  1.1*     Form of Underwriting Agreement.
  2.1*     Form of Restructuring Agreement dated August   , 1997 by and among T&W Financial
           Corporation, T&W Leasing, Inc., T&W Funding Company I, L.L.C., T&W Funding Company
           IV, L.L.C., T&W Funding Company V, L.L.C., T&W Funding Company VI, L.L.C., T&W
           Finance Corp. II, T&W Finance Corp. III, Michael A. Price, Trustee of the Price
           Grantor Retained Annuity Trusts, Michael A. Price, individually, Thomas W. Price,
           P.L.M. Consulting Group, L.L.C., Kenneth W. McCarthy, Jr. and Paul B. Luke.
  3.1*     Articles of Incorporation of T&W Financial Corporation.
  3.2*     Bylaws of T&W Financial Corporation.
  4.1      Specimen Stock Certificate.
  5.1*     Opinion of Graham & James LLP.
 10.1*     Trust and Security Agreement dated February 1, 1997, by and among T&W Funding
           Company I, L.L.C., T&W Financial Corporation and Norwest Bank Minnesota, National
           Association.
 10.2*     Contribution Agreement dated February 1, 1997, by and among T&W Financial
           Corporation, T&W Funding Company V, L.L.C., T&W Funding Company VI, L.L.C. and T&W
           Funding Company I, L.L.C.
 10.3*     Servicing Agreement dated February 1, 1997, by and among T&W Funding Company I,
           L.L.C., T&W Financial Corporation and Norwest Bank Minnesota, National
           Association.
 10.4*     Certificate Purchase Agreement dated February 7, 1997, by and among T&W Financial
           Corporation, T&W Funding Company I, L.L.C. and Centre Square Funding Corporation.
 10.5*     Assignment and Assumption Agreement dated February 7, 1997, by and between T&W
           Funding Company V, L.L.C. and T&W Funding Company I, L.L.C.
 10.6*     Assignment and Assumption Agreement dated February 7, 1997, by and between T&W
           Funding Company VI, L.L.C. and T&W Funding Company I, L.L.C.
 10.7*     Insurance Agreement dated February 1, 1997, by and among MBIA Insurance
           Corporation, T&W Financial Corporation, T&W Funding Company I, L.L.C., K&P
           Financial Corp. I and Norwest Bank Minnesota, National Association.
 10.8*     Certificate Guaranty Insurance Policy, issued by MBIA Insurance Corporation, dated
           February 7, 1997.
 10.9*     Commitment to Issue a Certificate Guaranty Insurance Policy, issued by MBIA
           Insurance Corporation, dated February 5, 1997.
10.10*     Custodian Agreement dated February 4, 1997, by and among T&W Financial
           Corporation, T&W Funding Company VI, L.L.C., T&W Funding Company I, L.L.C.,
           Seafirst Bank N.A., CoreStates Bank, N.A., and Norwest Bank Minnesota, National
           Association.
10.11*     Interest Rate Hedge Assignment dated February 7, 1997, by and between T&W
           Financial Corporation and CoreStates Bank, N.A.
10.12*     Master Agreement dated February 4, 1997 by and between T&W Funding Company IV,
           L.L.C. and CoreStates Bank, N.A.
10.13*     Indenture dated July 1, 1995, by and among T&W Funding Company IV, L.L.C., T&W
           Leasing, Inc., and Norwest Bank Minnesota, National Association.

NUMBER                                        DESCRIPTION
------     ----------------------------------------------------------------------------------
10.14*     Second Supplemental Indenture dated April 30, 1996, by and among T&W Funding
           Company IV, L.L.C., T&W Financial Corporation and Norwest Bank Minnesota, National
           Association.
10.15*     Contribution Agreement dated July 1, 1995, by and among T&W Leasing, Inc., T&W
           Finance Corp. III, T&W Finance Corp. VI, T&W Finance Company V, L.L.C. and T&W
           Funding Company IV, L.L.C.
10.16*     First Amendment to Contribution Agreement dated April 30, 1996, by and among T&W
           Funding Company IV, L.L.C., T&W Financial Corporation, T&W Finance Corp. III, T&W
           Finance Corp. IV and T&W Finance Company V, L.L.C.
10.17*     Servicing Agreement dated July 1, 1995, by and among T&W Funding Company IV,
           L.L.C., T&W Leasing, Inc. and Norwest Bank Minnesota, National Association.
10.18*     Note Purchase Agreement dated July 28, 1995, by and among T&W Funding Company IV,
           L.L.C., T&W Leasing, Inc., and TLC Investment Trust.
10.19*     Assignment and Assumption Agreement dated July 28, 1995, by and between T&W
           Finance Corp. III and T&W Funding Company IV, L.L.C.
10.20*     Assignment and Assumption Agreement dated July 28, 1995, by and between T&W
           Finance Corp. IV and T&W Funding Company IV, L.L.C.
10.21*     Assignment and Assumption Agreement dated July 28, 1995, by and between T&W
           Finance Company V, L.L.C. and T&W Funding Company IV, L.L.C.
10.22*     Insurance Agreement dated July 1, 1995, by and among MBIA Insurance Corporation,
           T&W Leasing, Inc., T&W Funding Company IV, L.L.C., K&P Finance Corp. and Norwest
           Bank Minnesota, National Association.
10.23*     Note Insurance Policy, issued by MBIA Insurance Corporation, dated July 28, 1995.
10.24*     Master Agreement dated August 1, 1995, by and between T&W Funding Company IV,
           L.L.C. and Merrill Lynch Capital Services, Inc.
10.25*     Asset Purchase Agreement dated June 2, 1997, by and among T&W Funding Company VI,
           L.L.C., Commercial Capital Corporation, James R. Neese, Larry E. Rice, Trustee and
           Larry E. Rice, Individually.
10.26*     Form of Promissory Note dated June 2, 1997.
10.27*     Unconditional Guaranty dated June 2, 1997, by and among Michael A. Price,
           Katherine M. Price, Kenneth W. McCarthy, Jr., Carol L. McCarthy, Paul B. Luke and
           T&W Financial Corporation in favor of Commercial Capital Corporation, James R.
           Neese and Larry E. Rice.
10.28*     Business Loan Agreement dated December 10, 1996, by and between T&W Funding
           Company VI, L.L.C. and U.S. Bank of Washington, National Association.
10.29*     Alternative Rate Options Promissory Note dated December 10, 1996, by and between
           T&W Funding Company VI, L.L.C. and U.S. Bank of Washington, National Association.
10.30*     Business Loan Agreement dated November 22, 1996, by and between T&W Funding
           Company VI, L.L.C. and Bank of America N.W., dba Seafirst Bank.
10.31*     Collateral Line, Loan and Security Agreement dated November 22, 1996, by and between T&W Funding Company VI, L.L.C. and Bank of America NW, N.A., dba Seafirst
           Bank.
10.32*     Business Loan Agreement dated March 29, 1996, by and between T&W Funding Company
           VI, L.L.C. and Key Bank of Washington.
10.33*     Loan Modification and/or Extension Agreement dated July 31, 1996, by and between
           T&W Funding Company VI, L.L.C. and Key Bank of Washington.
10.34*     Amended and Restated Master Loan and Security Agreement dated October 30, 1996, by and between T&W Funding Company VI, L.L.C. and CoreStates Bank, N.A.

NUMBER                                        DESCRIPTION
------     ----------------------------------------------------------------------------------
10.35*     Commercial Lease Agreement dated December 31, 1991, by and between T&W Financial
           Corporation (as lessee) and Michael A. Price (as lessor).
10.36*     Amended and Restated Commercial Lease Agreement dated January 1, 1997, by and between T&W Financial Corporation (as lessee) and Michael A. Price (as lessor).
10.37*     Commercial and Industrial Lease Agreement dated November 1, 1996, by and among
           James R. Neese, Terry Neese (as lessors) and Commercial Capital Corporation (as lessee) (Suite 100 facility).
10.38*     Commercial and Industrial Lease Agreement dated November 1, 1996, by and among
           James R. Neese, Terry Neese (as lessors) and Commercial Capital Corporation (as lessee) (Suite 200 facility).
10.39*     Stock Option Letter Agreement dated June 30, 1996, by and between T&W Financial
           Corporation and Paul B. Luke.
10.40*     Addendum to Stock Option Letter Agreement dated August 15, 1997.
10.41*     Stock Option Letter Agreement dated June 30, 1996, by and between T&W Financial
           Corporation and Kenneth W. McCarthy, Jr.
10.42*     Addendum to Stock Option Letter Agreement dated August 15, 1997.
10.43*     Promissory Note dated August 19, 1997 by and between T&W Financial Corporation and
           Paul B. Luke.
10.44*     Promissory Note dated August 18, 1997 by and between T&W Financial Corporation and
           Kenneth W. McCarthy, Jr.
10.45*     Form of T&W Financial Services Company L.L.C. Operating Agreement.
10.46*     T&W Financial Corporation 1997 Stock Option Plan.
10.47*     T&W Financial Corporation 1997 Director Stock Grant Plan.
10.48*     T&W Financial Corporation 1997 Employee Stock Purchase Plan.
10.49*     Employment and Noncompetition Agreement dated June 2, 1997, by and between T&W
           Financial Corporation and James R. Neese.
10.50*     Employment and Noncompetition Agreement dated June 2, 1997, by and between T&W
           Financial Corporation and Larry E. Rice.
10.51*     Form of Management Agreement dated August   , 1997, by and between T&W Financial
           Services Company L.L.C. and P.L.M. Consulting Group, L.L.C.
 21.1*     Subsidiaries of the Registrant.
 23.1*     Consent of Graham & James LLP (included in its opinion filed as Exhibit 5.1 hereto).
 23.2      Consent of BDO Seidman, LLP.
 24.1*     Power of Attorney (included on signature page).
 27.1*     Financial Data Schedule.


---------------


* Filed previously.


ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant- in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Seattle, State of Washington, on August 19, 1997.

                                          T&W FINANCIAL CORPORATION

                                          By      /s/ MICHAEL A. PRICE
                                            ------------------------------------
                                            Michael A. Price, Chief Executive
                                             Officer

                               POWER OF ATTORNEY

     Each person whose individual signature appears below hereby constitutes and appoints Michael A. Price and Kenneth W. McCarthy, Jr., and each of them severally, as his true and lawful attorney-in-fact, with full power of substitution, to execute in the name and on behalf of such person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments, and any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below:

                  SIGNATURE                            NAME AND TITLE                 DATE
---------------------------------------------  -------------------------------  ----------------

            /s/ MICHAEL A. PRICE                  Chief Executive Officer,       August 19, 1997
---------------------------------------------   (Principal Executive Officer)
              Michael A. Price                          and Director

             /s/ THOMAS W. PRICE                   President and Director        August 19, 1997
---------------------------------------------
               Thomas W. Price

              /s/ PAUL B. LUKE                     Senior Vice President,        August 19, 1997
---------------------------------------------      Treasurer and Secretary
                Paul B. Luke                      (Principal Financial and
                                                   Accounting Officer) and
                                                          Director

        /s/ KENNETH W. MCCARTHY, JR.              Senior Vice President and      August 19, 1997
---------------------------------------------             Director
          Kenneth W. McCarthy, Jr.

            /s/ KENNETH L. HATCH                          Director                August 7, 1997
---------------------------------------------
              Kenneth L. Hatch

             /s/ DAVID N. SYFERD                          Director                August 7, 1997
---------------------------------------------
               David N. Syferd

                                 EXHIBIT INDEX


NUMBER                                   DESCRIPTION
------     ------------------------------------------------------------------------
  1.1*     Form of Underwriting Agreement..........................................
  2.1*     Form of Restructuring Agreement dated August   , 1997 by and among T&W
           Financial Corporation, T&W Leasing, Inc., T&W Funding Company I, L.L.C.,
           T&W Funding Company IV, L.L.C., T&W Funding Company V, L.L.C., T&W
           Funding Company VI, L.L.C., T&W Finance Corp. II, T&W Finance Corp. III,
           Michael A. Price, Trustee of the Price Grantor Retained Annuity Trusts,
           Michael A. Price, individually, Thomas W. Price, P.L.M. Consulting
           Group, L.L.C., Kenneth W. McCarthy, Jr. and Paul B. Luke................
  3.1*     Articles of Incorporation of T&W Financial Corporation..................
  3.2*     Bylaws of T&W Financial Corporation.....................................
  4.1      Specimen Stock Certificate..............................................
  5.1*     Opinion of Graham & James LLP...........................................
 10.1*     Trust and Security Agreement dated February 1, 1997, by and among T&W
           Funding Company I, L.L.C., T&W Financial Corporation and Norwest Bank
           Minnesota, National Association.........................................
 10.2*     Contribution Agreement dated February 1, 1997, by and among T&W
           Financial Corporation, T&W Funding Company V, L.L.C., T&W Funding
           Company VI, L.L.C. and T&W Funding Company I, L.L.C. ...................
 10.3*     Servicing Agreement dated February 1, 1997, by and among T&W Funding
           Company I, L.L.C., T&W Financial Corporation and Norwest Bank Minnesota,
           National Association....................................................
 10.4*     Certificate Purchase Agreement dated February 7, 1997, by and among T&W
           Financial Corporation, T&W Funding Company I, L.L.C. and Centre Square
           Funding Corporation.....................................................
 10.5*     Assignment and Assumption Agreement dated February 7, 1997, by and between T&W Funding Company V, L.L.C. and T&W Funding Company I,
           L.L.C. .................................................................
 10.6*     Assignment and Assumption Agreement dated February 7, 1997, by and between T&W Funding Company VI, L.L.C. and T&W Funding Company I,
           L.L.C. .................................................................
 10.7*     Insurance Agreement dated February 1, 1997, by and among MBIA Insurance
           Corporation, T&W Financial Corporation, T&W Funding Company I, L.L.C.,
           K&P Financial Corp. I and Norwest Bank Minnesota, National
           Association.............................................................
 10.8*     Certificate Guaranty Insurance Policy, issued by MBIA Insurance
           Corporation, dated February 7, 1997.....................................
 10.9*     Commitment to Issue a Certificate Guaranty Insurance Policy, issued by
           MBIA Insurance Corporation, dated February 5, 1997......................
10.10*     Custodian Agreement dated February 4, 1997, by and among T&W Financial
           Corporation, T&W Funding Company VI, L.L.C., T&W Funding Company I,
           L.L.C., Seafirst Bank N.A., CoreStates Bank, N.A., and Norwest Bank
           Minnesota, National Association.........................................
10.11*     Interest Rate Hedge Assignment dated February 7, 1997, by and between
           T&W Financial Corporation and CoreStates Bank, N.A. ....................
10.12*     Master Agreement dated February 4, 1997 by and between T&W Funding
           Company IV, L.L.C. and CoreStates Bank, N.A. ...........................
10.13*     Indenture dated July 1, 1995, by and among T&W Funding Company IV,
           L.L.C., T&W Leasing, Inc., and Norwest Bank Minnesota, National
           Association.............................................................

NUMBER                                   DESCRIPTION
------     ------------------------------------------------------------------------
10.14*     Second Supplemental Indenture dated April 30, 1996, by and among T&W
           Funding Company IV, L.L.C., T&W Financial Corporation and Norwest Bank
           Minnesota, National Association.........................................
10.15*     Contribution Agreement dated July 1, 1995, by and among T&W Leasing,
           Inc., T&W Finance Corp. III, T&W Finance Corp. VI, T&W Finance Company
           V, L.L.C. and T&W Funding Company IV, L.L.C. ...........................
10.16*     First Amendment to Contribution Agreement dated April 30, 1996, by and among T&W Funding Company IV, L.L.C., T&W Financial Corporation, T&W
           Finance Corp. III, T&W Finance Corp. IV and T&W Finance Company V,
           L.L.C. .................................................................
10.17*     Servicing Agreement dated July 1, 1995, by and among T&W Funding Company
           IV, L.L.C., T&W Leasing, Inc. and Norwest Bank Minnesota, National
           Association.............................................................
10.18*     Note Purchase Agreement dated July 28, 1995, by and among T&W Funding
           Company IV, L.L.C., T&W Leasing, Inc., and TLC Investment Trust.........
10.19*     Assignment and Assumption Agreement dated July 28, 1995, by and between
           T&W Finance Corp. III and T&W Funding Company IV, L.L.C. ...............
10.20*     Assignment and Assumption Agreement dated July 28, 1995, by and between
           T&W Finance Corp. IV and T&W Funding Company IV, L.L.C. ................
10.21*     Assignment and Assumption Agreement dated July 28, 1995, by and between
           T&W Finance Company V, L.L.C. and T&W Funding Company IV, L.L.C. .......
10.22*     Insurance Agreement dated July 1, 1995, by and among MBIA Insurance
           Corporation, T&W Leasing, Inc., T&W Funding Company IV, L.L.C., K&P
           Finance Corp. and Norwest Bank Minnesota, National Association..........
10.23*     Note Insurance Policy, issued by MBIA Insurance Corporation, dated July
           28, 1995................................................................
10.24*     Master Agreement dated August 1, 1995, by and between T&W Funding
           Company IV, L.L.C. and Merrill Lynch Capital Services, Inc. ............
10.25*     Asset Purchase Agreement dated June 2, 1997, by and among T&W Funding
           Company VI, L.L.C., Commercial Capital Corporation, James R. Neese,
           Larry E. Rice, Trustee and Larry E. Rice, Individually..................
10.26*     Form of Promissory Note dated June 2, 1997..............................
10.27*     Unconditional Guaranty dated June 2, 1997, by and among Michael A.
           Price, Katherine M. Price, Kenneth W. McCarthy, Jr., Carol L. McCarthy,
           Paul B. Luke and T&W Financial Corporation in favor of Commercial
           Capital Corporation, James R. Neese and Larry E. Rice...................
10.28*     Business Loan Agreement dated December 10, 1996, by and between T&W
           Funding Company VI, L.L.C. and U.S. Bank of Washington, National
           Association.............................................................
10.29*     Alternative Rate Options Promissory Note dated December 10, 1996, by and between T&W Funding Company VI, L.L.C. and U.S. Bank of Washington,
           National Association....................................................
10.30*     Business Loan Agreement dated November 22, 1996, by and between T&W
           Funding Company VI, L.L.C. and Bank of America N.W., dba Seafirst
           Bank....................................................................
10.31*     Collateral Line, Loan and Security Agreement dated November 22, 1996, by and between T&W Funding Company VI, L.L.C. and Bank of America NW, N.A.,
           dba Seafirst Bank.......................................................
10.32*     Business Loan Agreement dated March 29, 1996, by and between T&W Funding
           Company VI, L.L.C. and Key Bank of Washington...........................
10.33*     Loan Modification and/or Extension Agreement dated July 31, 1996, by and between T&W Funding Company VI, L.L.C. and Key Bank of Washington.......

NUMBER                                   DESCRIPTION
------     ------------------------------------------------------------------------
10.34*     Amended and Restated Master Loan and Security Agreement dated October
           30, 1996, by and between T&W Funding Company VI, L.L.C. and CoreStates
           Bank, N.A. .............................................................
10.35*     Commercial Lease Agreement dated December 31, 1991, by and between T&W
           Financial Corporation (as lessee) and Michael A. Price (as lessor)......
10.36*     Amended and Restated Commercial Lease Agreement dated January 1, 1997, by and between T&W Financial Corporation (as lessee) and Michael A.
           Price (as lessor).......................................................
10.37*     Commercial and Industrial Lease Agreement dated November 1, 1996, by and among James R. Neese, Terry Neese (as lessors) and Commercial Capital
           Corporation (as lessee) (Suite 100 facility)............................
10.38*     Commercial and Industrial Lease Agreement dated November 1, 1996, by and among James R. Neese, Terry Neese (as lessors) and Commercial Capital
           Corporation (as lessee) (Suite 200 facility)............................
10.39*     Stock Option Letter Agreement dated June 30, 1996, by and between T&W
           Financial Corporation and Paul B. Luke..................................
10.40*     Addendum to Stock Option Letter Agreement dated August 15, 1997.........
10.41*     Stock Option Letter Agreement dated June 30, 1996, by and between T&W
           Financial Corporation and Kenneth W. McCarthy, Jr. .....................
10.42*     Addendum to Stock Option Letter Agreement dated August 15, 1997.........
10.43*     Promissory Note dated August 19, 1997 by and between T&W Financial
           Corporation and Paul B. Luke............................................
10.44*     Promissory Note dated August 18, 1997 by and between T&W Financial
           Corporation and Kenneth W. McCarthy, Jr. ...............................
10.45*     Form of T&W Financial Services Company L.L.C. Operating Agreement.......
10.46*     T&W Financial Corporation 1997 Stock Option Plan........................
10.47*     T&W Financial Corporation 1997 Director Stock Grant Plan................
10.48*     T&W Financial Corporation 1997 Employee Stock Purchase Plan.............
10.49*     Employment and Noncompetition Agreement dated June 2, 1997, by and between T&W Financial Corporation and James R. Neese....................
10.50*     Employment and Noncompetition Agreement dated June 2, 1997, by and between T&W Financial Corporation and Larry E. Rice.....................
10.51*     Form of Management Agreement dated August   , 1997, by and between T&W
           Financial Services Company L.L.C. and P.L.M. Consulting Group,
           L.L.C. .................................................................
 21.1*     Subsidiaries of the Registrant..........................................
 23.1*     Consent of Graham & James LLP (included in its opinion filed as Exhibit
           5.1 hereto).............................................................
 23.2      Consent of BDO Seidman, LLP.............................................
 24.1*     Power of Attorney (included on signature page)..........................
 27.1*     Financial Data Schedule.................................................


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* Previously filed.